AMERICAN EXPRESS

2020 Proxy Statement

At the heart of our culture is what we call our Blue Box Values - a set of seven guiding principles that every employee pledges to embrace and work by each day. Our Blue Box Values reflect who we are and what we stand for.

We deliver for our customers.

We're driven by our commitment to deliver exceptional products, services and experiences to our customers. We value our strong customer relationships, and are defined by how well we take care of them.

We respect people.

We are a diverse and inclusive company, and serve diverse customers.
We believe we are a better company when each of us feels included, valued, and able to trust colleagues who respect each of us for who we are and what we contribute to our collective success.

We do what's right.

Customers choose us because they trust our brand and people. We earn that trust by ensuring everything we do is reliable, consistent, and with the highest level of integrity.

We make it great.

We deliver an unparalleled standard of excellence in everything we do, staying focused on the biggest opportunities to be meaningful to our customers. From our innovative products to our world-class customer service, our customers expect the best—and our teams are proud to deliver it.

We win as a team.

We view each other as colleagues—part of the same team, striving to deliver the brand promise to our customers and each other every day. Individual performance is essential and valued, but never at the expense of the team.

We care about communities.

We aim to make a difference in the communities where we work and live. Our commitment to corporate social responsibility makes an impact by strengthening our connections.

We need different views.

By being open to different ideas from our colleagues, customers and the world around us, we will find more ways to win.

Your vote is important to us!
Please vote today at www.proxyvote.com

Notice of Annual Meeting of Shareholders

March 24, 2020

Items of Business

To vote on the following proposals:

- Election of directors proposed by our Board of Directors for a term of one year, as set forth in this proxy statement
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020
- Advisory resolution to approve executive compensation
- Approval of the Amended and Restated American Express Company Incentive Compensation Plan
- Two shareholder proposals if properly presented at the meeting
- Such other business that may properly come before the meeting

WHEN
Tuesday, May 5, 2020
9:00 a.m. Eastern Time

WHERE
American Express Company, 200 Vesey Street, 26th Floor, New York, New York 10285

RECORD DATE
March 9, 2020

ADMISSION
We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement, and photo identification.

We are monitoring the developments related to the impact of COVID-19 (Coronavirus) on a daily basis. As a result, we may impose additional procedures or limitations on meeting attendees (beyond those described above) or may decide to hold our annual meeting partly or solely by means of virtual communications, if permitted by applicable law. If we decide to modify the structure of our annual meeting, we will announce the decision to do so in advance, and details on how to participate will be issued by press release (which will be filed with the SEC) and available at http://ir.americanexpress.com and www.proxyvote.com.

Please retain the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials as you will need this number should we determine to allow for virtual attendance and you elect to participate by visiting www.virtualshareholdermeeting.com/AXP2020.

We also encourage all shareholders to continue to review guidance from public health authorities as the time for our annual meeting approaches.

Detailed information regarding our 2020 annual meeting, including how to cast your vote, can be found in "Other Information" starting on page 81.

Important notice regarding the availability of proxy materials for the 2020 annual meeting to be held on May 5, 2020:

Our proxy statement and annual report are available online at http://ir.americanexpress.com. * We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 24, 2020.

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this proxy statement.

Tangela S. R

Tangela S. Richter
Corporate Secretary and Chief Governance Officer

Cautionary Note Regarding Forward-Looking Statements

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements, including the Company's aspirational environmental commitments and goals, contain words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "estimate," "predict," "potential," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including: the Company's inability to address competitive pressures and implement its strategies and business initiatives; changes in developing standards and certifications; the cost and availability of renewable energy projects, energy attribute certificates, certified carbon offset projects, certified paper and green buildings and alternatives to single-use plastic; supply chain and market disruption; regulation; changes in customer or colleague behavior; management's decision to increase or decrease investments; potential M&A activity and the acquisition of less efficient companies; severe weather conditions; changes in the Company's real estate and technology strategies; and an inability of waste management systems to divert waste to recycling and composting facilities. A further description of these and other risks and uncertainties can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Table of Contents

Executive Summary

Our Company's Strategic Imperatives

American Express is a globally integrated payments company that provides customers with access to products, insights and experiences that enrich lives and build business success. We are a leader in providing credit and charge cards to consumers, small businesses, mid-sized companies and large corporations around the world. Our results for 2019 reflect our strategy of investing in share, scale and relevance and demonstrate our success in executing against our four strategic imperatives:

1. Expand leadership in the premium consumer space
2. Build on our strong position in commercial payments
3. Strengthen our global, integrated network to provide unique value
4. Make American Express an essential part of our customers' digital lives

Business Performance

In 2019, we continued to invest in new card acquisitions, new services and Card Member benefits, refreshing and launching new products, and expanding our merchant network. Business performance highlights in 2019 include:

- Added 11.5 million new proprietary Card Members, with around 70% choosing fee-based products;
- Grew worldwide spending on our cards by 6% and on our proprietary cards by 8% after adjusting for foreign exchange translations(1), with growth led by consumers and international regions;
- Increased total loans by 8%;
- Achieved virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants now able to accept American Express(2), and remained committed to growing coverage globally, adding over 2 million merchant locations outside of the U.S.;
- Saw strong industry-leading credit performance; and
- Continued to invest in new services, capabilities and Card Member benefits, new card acquisitions and expanding our merchant network globally.

Financial Results

2019 financial highlights include:

- Delivered $43.6 billion in revenue, an all-time high;
- Total revenue for the year grew by 8%, or 9% after adjusting for foreign exchange translations(1); Revenue growth was broad-based, driven by a well-balanced mix of fee, spend and lend revenues, and the fourth quarter of 2019 marked the tenth consecutive quarter with FX-adjusted revenue growth of 8% or more;
- Earnings per share (EPS) for the full year 2019 were $7.99, or $8.20 after adjusting for the impact of a litigation-related charge, a 12% increase over the prior year on an adjusted basis(3); and
- Return on equity (ROE) was 29.6%; and during the year we returned approximately $6 billion of capital to our shareholders, including increasing the dividend by 10%, beginning with the third quarter 2019 dividend declaration.

(1) FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the year ended December 31, 2019 apply to the period(s) against which such results are being compared). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

(2) Source: AXP internal data and The Nilson Report, Issue 1169, "General Purpose Cards—U.S. 2019, Table: 2019 Merchant Acceptance Locations in the U.S."

(3) Adjusted Diluted Earnings per share and the related growth rate, excluding the impacts of a litigation-related charge in Q1'19 and, for the growth rate, certain discrete tax benefits in Q4'18, are non-GAAP measures. Management believes adjusted diluted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to diluted EPS on a GAAP basis.

Key 2019 Performance Results

$43.6B TOTAL REVENUE + 8%/9%[4] reported/ FX adjusted growth	**$1.2T** WORLDWIDE BILLED BUSINESS GROWTH[6] + 5%/6% reported/ FX adjusted growth	**$4.6B** SHARE REPURCHASES
$6.8B NET INCOME	**$92.2B** TOTAL LOANS + 8%	**$1.4B** IN DIVIDENDS
$7.99 EPS / **$8.20** ADJ. EPS[5]	**114M+** CARD MEMBERS WORLDWIDE	**$5.9B** CAPITAL RETURNED TO SHAREHOLDERS

How our Compensation Program Supports our Business Strategy

Our compensation program supports our business strategy through program design as well as aggressive financial and business growth goals. As a result, our compensation program is closely aligned with Company performance and is sensitive to the Company's stock performance. Most senior executives' compensation is variable and covers annual and multi-year performance periods. For example, our Long-Term Incentive Award is granted in two forms: performance restricted stock units (80% of award) and stock options (20% of award). Each of these incentives aligns executives' interests with those of shareholders, including through the use of multi-year, performance-based vesting periods.

Our compensation program, including our executive compensation principles and strategy, is discussed in detail under the Compensation Discussion and Analysis section of this proxy statement.

Say on Pay, Shareholder Engagement and Feedback

We actively seek feedback from our shareholders and other stakeholders throughout the year. In 2019, we met with shareholders representing approximately 48% of our outstanding shares to discuss executive compensation, corporate governance and related matters. In order to establish a direct line of communication between shareholders and our Board, our Lead Independent Director, Mr. Ronald Williams, actively participated in certain of these meetings. The Compensation and Benefits Committee maintained the 2018 program structure when making 2019 pay decisions considering the strong 96.5% shareholder support for our say-on-pay resolution at our 2019 Annual Meeting.

Our shareholder engagement and response to shareholder feedback are discussed in detail under the Shareholder Engagement and Compensation Discussion and Analysis sections of this proxy statement.

(4) Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 1 on page 1 for an explanation of FX-adjusted information.
(5) Adjusted Diluted Earnings per share, excluding the impacts of a litigation-related charge in Q1'19, is a non-GAAP measure. Management believes Adjusted Diluted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to diluted EPS on a GAAP basis.
(6) Billed business represents transaction volumes (including cash advances) on cards and other payment products issued by American Express (proprietary billed business) and cards issued under network partnership agreements with banks and other institutions, including joint ventures (Global Network Services billed business). In-store spending activity within Global Network Services retail cobrand portfolios, from which we earn no revenue, is not included in billed business.

Our Board of Directors

The following provides summary information about each director nominee. Our director nominees possess a range of diverse skills, backgrounds, experience and viewpoints that we believe are integral to an effective board. Detailed information about each individuals' qualifications, experience, skills and expertise along with select professional and community contributions can be found starting on page 6.

Our Director Nominees

Name	Position	Age	Director Since	AC	CB	NGPR	R
Charlene Barshefsky	Director	69	2001				■
John J. Brennan	Director	65	2017	■	■		●
Peter Chernin	Director	68	2006		■	●	
Ralph de la Vega	Director	68	2016	■	■		
Anne Lauvergeon	Director	60	2013	■			■
Michael O. Leavitt	Director	69	2015	■		■	
Theodore J. Leonsis	Director	64	2010		■	■	
Karen L. Parkhill	Director	54	2020	■			
Lynn A. Pike	Director	63	2020			■	
Stephen J. Squeri	CEO & Chairman	61	2018				
Daniel L. Vasella	Director	66	2012	●			■
Ronald A. Williams	Lead Independent Director	70	2007		●	■	
Christopher D. Young	Director	48	2018		■		■

■ Member ● Chair

AC Audit and Compliance **CB** Compensation and Benefits **NGPR** Nominating, Governance and Public Responsibility **R** Risk

Director Nominee Statistics

Gender Diversity	Racial/ Ethnic Diversity	International	Average Age	Independence	Average Tenure
31%	23%	15%	63.5 years	92%	6.3 years

Diversity of Skills, Viewpoints and Expertise

Core Business, Operations and Organizational Leadership	Financial Services Industry	Government/Legal/ Regulatory/Public Policy	Investment and M&A	Public Company Governance
Technology and Information Security	Consumer	Risk Management	Global Perspective	Brand and Marketing

Corporate Governance Highlights

Board Structure and Independence	✓ Election of two new directors, Karen L. Parkhill and Lynn A. Pike, in 2020 ✓ Strong Lead Independent Director with explicit duties and responsibilities ✓ All directors are independent except the Chairman ✓ Diverse and highly skilled Board that provides a range of viewpoints ✓ Consideration of optimal Board leadership structure for the Company ✓ Executive sessions led by the Lead Independent Director at each regular in-person board meeting without management present ✓ Executive sessions at committee meetings led by independent committee chairs without management present
Shareholder Rights	✓ Proxy access rights ✓ Annual election of all directors ✓ Majority voting for directors (in uncontested elections) ✓ Shareholders representing at least 25% of outstanding shares are able to call special meetings
Board Oversight	✓ Oversees the Company's annual business plan and corporate strategy, succession planning and risk management ✓ Monitors the Company's workplace culture, "tone at the top" and values ✓ Proactive, comprehensive and strategic Board and senior management succession planning ✓ Annual off-site Board meeting focused on Company strategy ✓ Key management and rising talent reviewed at an annual talent review ✓ Risk-aware culture overseen by a separate Risk Committee of the Board ✓ Director access to experts and advisors, both internal and external
Strong Corporate Governance Practices	✓ Prohibition on hedging and pledging transactions by executive officers and directors ✓ Sound policy on public company board service ✓ Responsive, active and ongoing shareholder engagement ✓ Regular Board and committee refreshment with a range of tenures ✓ Robust Code of Conduct for Members of the Board of Directors and Code of Conduct for American Express Colleagues, each with an annual certification requirement ✓ Mandatory retirement age of 72 years for all directors ✓ Annual Board and committee performance assessments ✓ Comprehensive claw-back policy for senior executives ✓ Robust annual risk assessment of executive compensation programs, policies, and practices ✓ Significant share ownership requirements for senior executives and directors ✓ Strong commitment to Corporate Social Responsibility ✓ Wide-ranging director orientation and continuing educational programs

For a detailed discussion of our corporate governance framework and our director nominees, please see "Corporate Governance at American Express" beginning on page 5.

Corporate Governance at American Express

Item 1: Election of Directors for a Term of One Year

Our Board currently has 13 members. Each director is standing for election to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Our Board has appointed Laureen E. Seeger, Tangela S. Richter and Kristina V. Fink as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 13 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

Our Director Nominees

Our director nominees hold and have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant and complex policy and operational objectives at the highest levels. Our nominees have been chief executive officers, chief financial officers, chief operating officers and members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and foster innovation and business transformation. Additionally, our nominees' experiences serving in government and on other boards bring valuable knowledge and expertise in the areas of public policy, governance, succession planning, compensation, financial reporting, and regulatory compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the top qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all of the aforementioned attributes and the results of our annual board evaluations when deciding to re-nominate the following directors.



Charlene Barshefsky

Senior International Partner, WilmerHale

Director since 2001
Independent
Age 69

Career Highlights

- Senior International Partner at WilmerHale where she advises U.S. and international companies on international business transactions, government relations, market access, and foreign government regulation of business and investments
- Former U.S. Trade Representative and member of President Clinton's Cabinet, where she served as chief trade negotiator and principal trade policymaker for the United States, negotiating complex market access, regulatory, and investment agreements with virtually every major country in the world

Specific qualifications, experience, skills and expertise:

- High-level government service
- Expertise negotiating with foreign governments
- Advisor to firms on doing business in international markets
- Broad legal and public policy experience
- Public company governance

Select Professional and Community Contributions

- Trustee, Howard Hughes Medical Institute
- Member, Council on Foreign Relations

Other Current Public Directorships

- The Estée Lauder Companies Inc.

Other Public Directorships in the past five years

- Starwood Hotels & Resorts Worldwide, Inc.
- Intel Corporation



John J. Brennan

Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc.

Director since 2017
Independent
Age 65

Career Highlights

- Chairman emeritus and senior advisor of The Vanguard Group, Inc., a global investment management company
- Former CEO, CFO and Chairman of the Board of The Vanguard Group, Inc.
- Former Chairman of the Board of Governors of The Financial Industry Regulatory Authority (FINRA), a U.S. financial services industry regulator
- Former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- CFO and financial accounting expertise
- Risk and audit oversight
- Financial industry operations and regulation
- Institutional investor perspective

Select Professional and Community Contributions

- Chairman, Board of Trustees of the University of Notre Dame
- Chairman, Vanguard Charitable Endowment Program
- Founding Trustee, King Abdullah University of Science and Technology

Other Public Directorships in the past five years

- General Electric Company
- LPL Financial Holdings, Inc.



Peter Chernin

Founder and CEO, Chernin Entertainment, LLC

Director since 2006
Independent
Age 68

Career Highlights

- Founder and CEO of Chernin Entertainment, LLC, a film and television production company, and The Chernin Group, LLC, which focuses on strategic opportunities in media, technology and entertainment
- Co-Founder and Partner of TCG, a multi-stage investment firm dedicated to building consumer businesses
- Former President, Chief Operating Officer and director of News Corporation
- Former Chairman and CEO of the Fox Group, where he oversaw the global operations of the company's film, television, satellite cable and digital media businesses

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Experience building global media businesses
- Digital business development
- Brand and marketing expertise
- Public company governance

Select Professional and Community Contributions

- Co-Chairman and Co-Founder, Malaria No More
- Director and Co-chair, Board of Visitors of the University of California, Berkeley
- Former Director, Harvard AIDS Initiative

Other Public Directorships in the past five years

- Pandora Media, Inc.
- Twitter, Inc.



Ralph de la Vega

Former Vice Chairman, AT&T Inc.

Director since 2016
Independent
Age 68

Career Highlights

- Former Vice Chairman of AT&T Inc. and CEO of Business Solutions and International, where he led AT&T's Integrated Business Solutions group (both mobile and IP services), which served nearly all of the Fortune 1000 firms globally, AT&T's Mexican wireless business and DIRECTV Latin America
- Former President and CEO of AT&T Mobile and Business Solutions
- Former Chief Operating Officer of Cingular Wireless

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Global business leader
- Deep business experience in Latin America
- Digital and mobile technology expertise
- Financial accounting expertise

Select Professional and Community Contributions

- Director, Junior Achievement Worldwide
- Director, Latino Donor Collaborative
- Former Executive Board Member, Boy Scouts of America

Other Current Public Directorships

- Amdocs



Anne Lauvergeon

Chairman and CEO, A.L.P.

Director since 2013
Independent
Age 60

Career Highlights

- Chairman and CEO of A.L.P., a private French advisory company
- Chairman of Sigfox, an internet of things operator
- Chairman of IB2
- Former CEO of Areva
- Former Advisor for Economic International Affairs to the French Presidency and Deputy Chief of Staff

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Deep business experience in Europe
- Government experience
- Public policy experience in sustainability
- Global business leader

Select Professional and Community Contributions

- Co-Chairman of the Innovation Committee, Mouvement des Enterprises de France
- Former Member, United Nations Global Compact Board
- Former Executive Committee Member, World Business Council for Sustainable Development
- Former Chair, Innovation 2030 Commission (France)

Other Current Public Directorships

- Suez
- Koç Holding

Other Public Directorships in the past five years

- Airbus Group
- Rio Tinto plc
- Total S.A.



Michael O. Leavitt

Founder and Chairman, Leavitt Partners, LLC

Director since 2015
Independent
Age 69

Career Highlights

- Founder and Chairman of Leavitt Partners, LLC, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund
- Former U.S. Secretary of Health and Human Services
- Former Administrator of the U.S. Environmental Protection Agency
- Former Governor of Utah

Specific qualifications, experience, skills and expertise:

- Deep government experience
- Senior executive and administrative experience
- Public policy experience
- Regulatory experience
- Public company governance

Select Professional and Community Contributions

- Former Board Member, Cancer Treatment Centers of America

Other Current Public Directorships

- Medtronic, Inc.

Other Public Directorships in the past five years

- HealthEquity, Inc.



Theodore J. Leonsis

Founder, Chairman and CEO, Monumental Sports & Entertainment, LLC

Director since 2010
Independent
Age 64

Career Highlights

- Founder, Chairman and CEO of Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company that owns the NBA's Washington Wizards, NHL's Washington Capitals, the WNBA's Washington Mystics, the Capital City Go-Go, Wizards District Gaming, Caps Gaming and the Capital One Arena in Washington, D.C.
- Former Vice Chairman Emeritus of AOL LLC, a leading global ad-supported Web company
- Former Chairman of Revolution Money, Inc., acquired by American Express in January 2010

Specific qualifications, experience, skills and expertise:

- Successful innovator and entrepreneur
- Core business, operations and management
- Expertise in social media and digital trends
- Brand and marketing expertise
- Public company governance

Select Professional and Community Contributions

- Chairman, D.C. College Access Program, Inc.
- Co-Founder and Vice-Chair, Greater Washington Partnership
- Co-Founder and Co-Executive Chairman, aXiomatic Gaming
- Council Member, National Museum of African American History and Culture

Other Current Public Directorships

- Groupon, Inc.



Karen L. Parkhill

Executive Vice President and Chief Financial Officer, Medtronic

Director since 2020
Independent
Age 54

Career Highlights

- Executive Vice President and Chief Financial Officer of Medtronic, where she leads the global finance organization and key supporting functions including Treasury, Controller, Tax, Internal Audit, Investor Relations, Corporate Strategy and Business Development
- Former Vice Chairman and Chief Financial Officer of Comerica, where she directly managed the Finance department overseeing Accounting, Business Finance, Corporate Planning and Development, Investor Relations, Treasury and Economics, with responsibility for all financial reporting
- Former Chief Financial Officer of the Commercial Banking business at JP Morgan Chase and Co.

Specific qualifications, experience, skills and expertise:

- Public company CFO
- Financial accounting expertise
- Banking industry expertise
- Core business, operations and management
- Risk and audit oversight

Select Professional and Community Contributions

- Former Member, International Women's Forum
- Former National Trustee, Boys and Girls Clubs of America
- Former Director, Methodist Health System

Other Public Directorships in the past five years

- Comerica Inc.



Lynn A. Pike

Former President, Capital One Bank

Director since 2020
Independent
Age 63

Career Highlights

- Former President of Capital One Bank and a former member of the Capital One Executive Committee
- Former President of Business Banking at Bank of America, as well as the former President of California for that corporation

Specific qualifications, experience, skills and expertise:

- Unique perspective as Chair of American Express National Bank
- Banking industry expertise
- Core business, operations and management
- Payments and network industry expertise
- Regulatory experience

Select Professional and Community Contributions

- Chair of American Express National Bank
- Director, Bankwork$
- Director, California State University Channel Islands Foundation

Other Current Public Directorships

- Hiscox Ltd.



Stephen J. Squeri

Chairman and CEO, American Express Company

Director since 2018
Chairman of the Board since 2018
Age 61

Career Highlights

- Chairman and CEO of American Express Company
- Mr. Squeri has held many positions during his 34 years at American Express, including Vice Chairman, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer

Specific qualifications, experience, skills and expertise:

- Unique perspective as Company CEO
- Global business leader
- Core business, operations and management
- Payments and network industry expertise
- Expertise in digital and mobile innovation

Select Professional and Community Contributions

- Trustee, Valerie Fund
- Trustee, Manhattan College
- Member, Board of Governors of Monsignor McClancy Memorial High School



Daniel L. Vasella

Honorary Chairman and Former Chairman and CEO, Novartis AG

Director since 2012
Independent
Age 66

Career Highlights

- Honorary Chairman and former Chairman and CEO of Novartis AG, a company that engages in the research, development, manufacture and marketing of health care products worldwide
- Former Chief Operating Officer, Senior Vice President, Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd.

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Finance, investment and M&A experience
- Global business leader
- Led a highly regulated business
- Public company governance

Select Professional and Community Contributions

- Foreign Honorary Member, American Academy of Arts and Sciences
- Former Member, International Business Leaders Advisory Council for the Mayor of Shanghai
- Former Trustee, Carnegie Endowment for International Peace

Other Current Public Directorships

- PepsiCo, Inc.



Ronald A. Williams

Former Chairman and CEO, Aetna, Inc.

Director since 2007
Lead Independent Director since 2018
Age 70

Career Highlights

- Chairman and CEO of RW2 Enterprises, LLC, where he advises senior corporate executives on the development of effective strategies and the achievement of transformational leadership grounded in core values
- Operating advisor to Clayton, Dubilier & Rice, LLC, a private equity firm
- Former Chairman and CEO of Aetna, Inc., a leading diversified health care benefits company

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Finance, risk management and investment expertise
- Led a highly regulated business
- Experience innovating through information technology
- Public company governance

Select Professional and Community Contributions

- Trustee, Massachusetts Institute of Technology
- Trustee, Committee for Economic Development
- Vice Chair, Board of Trustees of the Conference Board

Other Current Public Directorships

- The Boeing Company
- Johnson & Johnson

Other Public Directorships in the past five years

- Envision Healthcare



Christopher D. Young

Former CEO, McAfee, LLC

Director since 2018
Independent
Age 48

Career Highlights

- Former CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies
- Former Senior Vice President and General Manager at Intel Security Group, where he led the initiative to spin out McAfee
- Former Senior Vice President, Security and Government Group at Cisco Systems, Inc., a technology networking company

Specific qualifications, experience, skills and expertise:

- Cybersecurity expert
- Core business, operations and management
- Experience in national security and emergency preparedness
- Product development and marketing experience
- Risk oversight

Select Professional and Community Contributions

- Member, President's National Security Telecommunications Advisory Committee
- Former Director, Cyber Threat Alliance
- Former Member, Board of Trustees of Princeton University

Other Current Public Directorships

- Snap Inc.

Other Public Directorships in the past five years

- Rapid7

Our Board's Composition

As illustrated by the director biographies on the previous pages, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. We believe that our Board has assembled the right mix of members to provide effective oversight and insightful strategic guidance.

We continually review our Board's composition to identify the skills needed for our Company both in the near term and into the future. Ongoing board succession planning, along with our mandatory retirement age for directors, assures that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. To that end, in 2019, our Board engaged a third-party consultant to gain an outside perspective and help support Board succession processes and assessments as several Board retirements are expected to occur within the next few years due to our mandatory retirement age. Our Board believes that this workstream will help ensure an orderly Board succession process over the next few years.

Ideal Director Nominee Attributes

The Nominating, Governance and Public Responsibility Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and diverse experiences that will contribute to the sound functioning of the Board. While we do not have a specific policy on board diversity, our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential board nominees, the Nominating, Governance and Public Responsibility Committee considers the diversity of the Board, including gender and race, and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality. Specifically, we seek individuals who:

- have established records of significant accomplishment in leading global businesses and large, complex organizations
- have achieved prominence in their fields and possess skills or significant experience in areas of strategic importance to our business
- possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs
- demonstrate they can challenge and stimulate management and exercise sound judgment
- demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency

Process for Identifying and Adding New Directors

The Nominating, Governance and Public Responsibility Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a search firm allows the committee to make sure it is conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors.

In addition, the Nominating, Governance and Public Responsibility Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Corporate Secretary, whose contact information is on page 27. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 84.

The Nominating, Governance and Public Responsibility Committee identifies and adds new directors using the following process:

STEP
1
Collect Candidate Pool

- Independent search firms
- Independent director recommendations
- Shareholder recommendations

STEP
2
Holistic Candidate Review

Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating, Governance and Public Responsibility Committee meetings and Board meetings.

The candidates that emerge from this process are interviewed by members of the Nominating, Governance and Public Responsibility Committee and other Board members, including the Chairman and Lead Independent Director.

- During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the current mix of competencies and diversity on the Board.
- Simultaneous due diligence is conducted, including soliciting feedback from other directors and persons outside the Company.

STEP
3
Recommendation to the Board

The Nominating, Governance and Public Responsibility Committee presents qualified candidates to the Board for review and approval.

Six new directors added since 2014:

- **Ethnic, gender and geographic diversity**
- **Technology and cybersecurity expertise**
- **Current and former CEOs**
- **Current and former CFOs**
- **Senior government and regulatory experience**
- **Global business leaders**
- **M&A and investment experience**
- **Financial Services Industry Expertise**

We believe the composition of our Board appropriately reflects a diversity of viewpoints, skills, professional and personal backgrounds and experiences to effectively lead our Company.



Our Board Evaluation Process

Our Board continually seeks to improve its performance. Throughout the year our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman. Separately, our Chairman, Chief Legal Officer and Corporate Secretary each routinely communicate with our Board members to obtain real-time feedback.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. Conducting a robust annual evaluation process allows the Board to assess its performance and practices and identify areas for improvement. As part of the evaluation process, our Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the overall leadership structure of the Company.

In 2019, we leveraged the third-party consultant our Board had engaged to assist with strategic Board succession planning to augment our annual Board evaluation process. The individual interviews conducted with each Board member for this project were used to gain individual feedback from our Board which was shared with the full Board at an in-person meeting.

We believe that this continuous feedback cycle along with our formal annual evaluation process helps to ensure the continued effectiveness of our Board.

Our Board evaluations cover the following areas:

- Board efficiency and overall effectiveness
- Board and committee structure
- Satisfaction with the performance of the Chairman
- Satisfaction with the performance of the Lead Independent Director
- Board member access to the Lead Independent Director, CEO and other members of senior management
- Quality of Board discussions and balance between presentations and discussion
- Quality and clarity of materials presented to directors
- Board and committee information needs
- Satisfaction with Board agendas and the frequency and format of meetings and time allocations
- Areas where directors want to increase their focus
- Board dynamics and culture
- Board and committee access to experts and advisors
- Satisfaction with the format of the evaluation

Below is a summary of our Board Evaluation process:

1

Annual Board and Committee Evaluations

The process, including evaluation method, is reviewed annually by the Nominating, Governance and Public Responsibility Committee.

We currently use a written questionnaire for the Board and each standing committee that is updated and tailored to address the significant processes that drive board effectiveness.

Each director completes the written questionnaire on an unattributed basis for the Board and for each committee on which they serve.

The questionnaire includes open-ended questions and space for candid commentary.

2

Summary of the Written Evaluations

The Company's Corporate Secretary collates the responses, highlighting trends since the prior year.

All written comments are unattributed, included verbatim and shared with the full Board and each applicable committee.

3

Board and Committee Review

The Chair of the Nominating, Governance and Public Responsibility Committee leads the discussion of the Board and committee evaluations at the Board level using the responses to the written questionnaire as a guide. Separately, each committee chair leads a discussion of the applicable committee evaluation at each committee meeting and reports on their discussions to the full Board.

Directors also deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

Our third-party consultant delivered feedback to our full Board and proposed enhancements to our current processes.

4

Actions

Actions taken in response to this process over the years include:

- **Streamlined Board committee structure and meeting cadence;**
- **Board meetings in international locations with Company site visits;**
- **Director orientation program was modified and enhanced;**
- **Management with varying degrees of seniority present to the Board and its committees;**
- **Information and materials regularly provided to directors continue to be enhanced and evolved to alleviate "information overload" and to enable directors to focus on the key data;**
- **Format of board meetings has been altered to enable more time for director discussion with and without the CEO present;**
- **Number of informal meetings between directors and key executives has been increased;**
- **Increased time for informal director gatherings;**
- **Director education and presentations on emerging risk areas, corporate governance, industry disruptors and competitors; and**
- **Board members added with expertise in critical areas.**

Our Board Leadership Structure

We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions.

Our Board has been led by Mr. Squeri, our Chairman and CEO, and Mr. Williams, our Lead Independent Director, since 2018. Messrs. Squeri and Williams have forged a strong, collaborative, candid and productive working relationship. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board and Nominating, Governance and Public Responsibility Committee recently completed their annual review of the Board's leadership structure. The review considered the insightful, effective and sound leadership provided by Mr. Williams during his tenure as Lead Independent Director as well as the tangible benefits of having a Chairman and CEO with an operational focus and extensive company experience given the global and complex nature of our business. Following thoughtful review and consideration, our Board continues to believe that our current leadership structure is the right structure for our Company. Our current structure allows the Board to focus on key strategic, policy and operational issues, provides critical and effective leadership (both internally and externally), and creates an environment in which the Board can work effectively and appropriately challenge management; all of which we believe will benefit the long-term interests of our shareholders.

Strong Lead Independent Director with Defined Role and Responsibilities

The Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership.

Therefore, the position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities which are detailed in our Board-approved Corporate Governance Principles.

Our Corporate Governance Principles provide that the Lead Independent Director will:

- Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;
- Call additional meetings of independent directors as needed;
- Lead the Board in putting forth its expectations for "tone at the top";
- Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;
- Facilitate effective and candid communication to optimize Board performance;
- Advise the Chairman of the Board's informational needs and review and approve the types of information sent to the Board and Board meeting agendas;
- Review and approve the schedule of Board meetings to assure there is sufficient time for discussion of all agenda items;
- Monitor and coordinate with the Chairman on appropriate governance issues and developments; and
- Be available as appropriate for consultation and direct communication with major shareholders.

In addition, all Board members are encouraged to propose the inclusion of additional Board agenda items that they deem necessary or appropriate in carrying out their duties. All Board members have direct access to the Chairman and Lead Independent Director.

Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board bears the responsibility for the oversight of management on behalf of our shareholders in order to ensure long-term value creation. In that regard, the primary responsibilities of our Board include, but are not limited to (i) oversight of the Company's annual business plan, (ii) corporate strategy and goals, (iii) ongoing succession planning and talent management and (iv) risk management.

How our Board Oversees our Annual Business Plan and Corporate Strategy

Our Board oversees our strategic direction and business activities. At the beginning of each year, our senior management presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. Each year, the Board engages in a two-day offsite strategy meeting with management where it conducts a comprehensive review and discussion of the Company's strategic goals over the short-, medium- and long-term, as well as management's plans to achieve such goals. In addition, at least once a year, each of the global business groups presents an in-depth review of their business to the Board, which includes a review of the strategic goals of the business and business performance relative to business strategy.


In-depth review by global business groups
Comprehensive review of Company's strategic goals
Consolidation of annual business plan
Discussion of Company results relative to the annual business plan

How our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key management succession decisions. Succession and development plans are regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO and senior management successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed an emergency CEO succession plan.

The Board also oversees management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

Additionally, the results of the Company's Annual Colleague Experience Survey are reviewed each year in detail with the Board. Our Annual Colleague Experience Survey provides insights into employee satisfaction, leadership efficacy, learning opportunities, and career development. The insights provided by the survey help improve the American Express employee experience, workplace culture and business results. We believe that maintaining our strong workplace culture, adhering to our Blue Box Values and ensuring that our people feel valued, recognized, and backed will help us attract, retain and develop the right talent to lead the Company and successfully execute our corporate strategy. Please see page 35 for additional information about our workplace culture.

How our Board Oversees Risk Management

Board of Directors

We are committed to Board-level risk management. Our Board monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Risk management is overseen by our Board through three Board committees: Risk, Audit and Compliance, and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in executive sessions with our Chief Risk Officer, Chief Compliance & Ethics Officer, Chief Audit Executive and other senior management with regard to our risk management processes, controls, talent and capabilities.

Risk Committee

- Provides oversight of our enterprise-wide risk management framework, processes and methodologies. Approves our Enterprise Risk Management (ERM) policy, which covers risk governance, risk oversight and risk appetite, including credit risk, market risk, liquidity risk, operational risk, reputational risk, country risk, model risk, asset-liability management risk and strategic and business risk. Our ERM policy:
  - Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including stressed forward-looking scenarios
  - Establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring limits, escalation triggers and assessing control programs
- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Risk Officer
- Receives regular updates from the Chief Risk Officer on key risks, transactions and exposures
- Receives reports on cybersecurity and related risks at least twice a year
- Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations
- Provides oversight of management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities

Audit and Compliance Committee

- Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance
- Provides oversight of our Internal Audit Group
- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves Internal Audit's annual audit plan, charter, policies, budget and overall risk assessment methodology
- Receives regular updates on the status of the audit plan and results including significant reports issued by Internal Audit and the status of our corrective actions
- Reviews and approves our compliance policies, which includes our Compliance Risk Tolerance Statement
- Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

Compensation and Benefits Committee

- Works with the Chief Colleague Experience Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - Our Chief Risk Officer is actively involved in setting goals, including for our business units
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - Our Chief Risk Officer meets with the committee and attests whether performance goals and results have been achieved without taking imprudent risks
- Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives

Board Oversight of Information and Cyber Security

We are a global financial services company and understand the substantial operational risks for companies in our industry as well as the importance of preserving the trust of our customers and securing their personal information. To that end, we have an extensive cybersecurity governance framework in place. Our Board receives reports on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year, including in at least one joint meeting with the Audit and Compliance Committee, and all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's Information Security Program.

We have a very experienced information security team and we actively develop and recruit leadership and specialists from both the government and private sector. We have implemented an Information Security Program and Operating Model that is designed to protect the confidentiality, integrity and availability of information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. Our Information Security Program and Operating Model are based on the National Institute of Standards and Technology (NIST) Cybersecurity Common Standards Framework, which consist of controls designed to identify, protect, detect, respond to and recover from information and cyber security incidents. The framework defines risks and associated controls which are embedded in our processes and technology. Those controls are measured and monitored by a combination of subject matter experts and a security operations center with our integrated cyber detection, response and recovery capabilities.

Program Highlights

- **We have a robust Cyber Crisis Response Plan in place which provides a documented framework for handling high severity security incidents and facilitates coordination across multiple parts of the Company.**
- **We deploy a defense-in-depth strategy with multiple layers of controls including embedding security into our technology investments.**
- **We invest in threat intelligence and are active participants in industry and government forums to improve sector cybersecurity defense.**
- **We collaborate with our peers in the areas of threat intelligence, vulnerability management and response and drills.**
- **We routinely perform simulations and drills at both a technical and management level.**
- **We incorporate external expertise and reviews in all aspects of our program.**
- **All colleagues receive annual cybersecurity awareness training.**

We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as appropriate.

How our Management Oversees Risk

We use our comprehensive Enterprise-Wide Risk Management (ERM) program to identify, aggregate, monitor and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

There are several internal management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise-wide risk appetite framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of risk policies Company-wide. The ERMC reviews key risk exposures, trends and concentrations, significant compliance matters, and provides guidance on the steps to monitor, control and report major risks.

Our Board Committees

In July 2019, after a holistic review of the Board's standing committee structure, our Board approved the reduction of its standing committees from six to four by dissolving the Innovation and Technology Committee and the Public Responsibility Committee. The topics previously covered by the Innovation and Technology Committee are now covered by the full Board. Our Board made this decision at this point in time given the Company's digital evolution since the inception of the committee in 2010 and the fact that technology now permeates every aspect of the Company. The topics previously covered by the Public Responsibility Committee are now covered by the newly renamed Nominating, Governance and Public Responsibility Committee to allow for elevated oversight of environmental and social issues. In connection with the committee restructuring, our Board revised its standing committee membership effective October 1, 2019.

Our Board's current standing committee membership information is listed on the following pages. Effective March 9, 2020, our Board approved revisions to the membership of our standing committees. Each current member of our standing committees and each member in 2019 was independent and fulfilled the requirements applicable to each committee on which they served.

Board Committee Responsibilities

Audit and Compliance Committee

COMMITTEE HIGHLIGHTS

9 Meetings in 2019

Members
John J. Brennan
Ralph de la Vega
Anne L. Lauvergeon
Michael O. Leavitt
Karen L. Parkhill
Daniel L. Vasella (Chair)

Independence
Each member of the committee is independent and financially literate.

Audit Committee Financial Expert
Each of Mr. Brennan, Mr. de la Vega and Ms. Parkhill meet the requirements as defined by SEC rules.

Role and Responsibilities

- Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's internal audit services function, the integrity of our systems of internal control over financial reporting, and legal and regulatory compliance. See page 39 under Report of the Audit and Compliance Committee for additional information regarding the duties of the Committee with respect to oversight of our financial reporting process
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters
- Reviews and discusses reports from management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies
- Meets regularly in executive session with management, including with the Company's Chief Financial Officer, Chief Legal Officer, Chief Compliance & Ethics Officer, and Chief Audit Executive, and also with the Lead Engagement Partner from the Company's independent registered public accounting firm

Compensation and Benefits Committee

COMMITTEE HIGHLIGHTS

6 Meetings in 2019

Members
John J. Brennan
Peter Chernin
Ralph de la Vega
Theodore J. Leonsis
Ronald A. Williams (Chair)
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Oversees the compensation of our executive officers and designated key employees
- Oversees our employee compensation plans and arrangements and employee benefit plans
- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives, and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk, with appropriate input from the Company's Chief Risk Officer
- Evaluates potential conflicts of interest with respect to its advisors
- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time

Compensation and Benefits Committee Interlocks and Insider Participation

- Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS

5 Meetings in 2019

Members
Peter Chernin (Chair)
Michael Leavitt
Theodore J. Leonsis
Lynn A. Pike
Ronald A. Williams

Independence
Each member of the committee is independent.

Role and Responsibilities

- Considers and recommends candidates for election to the Board
- Provides oversight of and advice with respect to corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders
- Advises the Board on director compensation
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance
- Advises the Board on Board leadership
- Considers feedback from shareholders regarding governance practices
- Administers the Related Person Transaction Policy
- Supports the Board with respect to CEO and management succession planning
- Reviews legislation, regulations and policies affecting us and the communities we serve, as well as our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities
- Considers the Company's practices and positions on environmental and social issues and the impact those issues have on the Company's business and key stakeholders

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/CustomPage/Index?KeyGenPage=430313

Risk Committee

COMMITTEE HIGHLIGHTS

7 Meetings in 2019

Members
Charlene Barshefsky
John J. Brennan (Chair)
Anne L. Lauvergeon
Daniel L. Vasella
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of the Company's enterprise-wide risk management framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by management to identify, assess, measure and manage key risks facing the Company
- Assists the Board in its oversight of management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's Information Security Program
- Meets regularly in executive session with the Company's Chief Risk Officer

Please see How our Board Oversees Risk Management on page 19 for additional information regarding the activities of the committee.

Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the four standing committees of the Board (Audit and Compliance, Compensation and Benefits, Nominating, Governance and Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for colleagues) and the Code of Business Conduct for Members of the Board of Directors, provide our governance framework. Key governance policies and processes also include our Whistleblower Policy, our comprehensive Enterprise-Wide Risk Management Program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the Board committee level, guide the Company's operations.

Our Board, along with management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating, Governance and Public Responsibility Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our Investor Relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary:

- Corporate Governance Principles
- Charters for each of the four standing Board committees
- Code of Conduct (which constitutes our code of ethics)
- Code of Business Conduct for Members of our Board

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. A non-contested election is an election where the number of nominees is the same as the number of directors to be elected. If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the Securities and Exchange Commission (SEC).

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our Certificate of Incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth day prior to the date on which we file our definitive proxy statement with the SEC.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least 3% of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our Annual Shareholder Meeting. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such Annual Shareholder Meeting is the greater of (i) two or (ii) 20% of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary under the terms of our bylaws.

Director Attendance

During 2019, our Board met six times and our committees met 37 times (in the aggregate and including the meetings held by the Innovation and Technology Committee and Public Responsibility Committee prior to their dissolution). All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2019.

All of our directors, with the exception of one, serving on our Board at the time of our 2019 annual meeting attended the meeting. Our Board strongly encourages all of its members to attend the annual meeting but understands there may be exigent circumstances.

Our meeting attendance policy is set forth in our Corporate Governance Principles.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to discuss matters, such as strategy, CEO and senior management performance and compensation, succession planning and board effectiveness, without management present. Any director may request additional executive sessions of independent directors. During 2019, our independent directors met in executive session at each regularly scheduled Board meeting.

Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a board of 12-14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provides a wide range of perspectives while being small enough to encourage personal involvement and discussion.

Trading in Company Securities

We prohibit hedging and pledging transactions in Company securities by executive officers and directors. Employees that are not executive officers are also prohibited from hedging Company securities and discouraged from pledging Company securities and may only due so if certain criteria are met.

Additionally, we require members of senior management as well as our directors to pre-clear every transaction in Company securities for themselves, their immediate family members, and any family trust with the Corporate Secretary. This includes gifts, transactions in discretionary accounts and non-routine transactions such as optional cash purchases in the Dividend Reinvestment Plan.

Our Board's Independence

12/13 Director Nominees are Independent

Our Corporate Governance Principles provide that a substantial majority of our directors will meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships, and contributions to nonprofit organizations.

Based on our guidelines, the Board determined in March 2020 that all of its members in 2019, other than Mr. Squeri, and all of the Board's director nominees for election at the 2020 annual meeting, other than Mr. Squeri, are independent.

Ambassador Barshefsky is a partner at the law firm of WilmerHale, an international law firm based in Washington, D.C. From time to time and in the ordinary course of its business, WilmerHale provides legal services to American Express that we consider to be de minimus in nature. Ambassador Barshefsky does not provide any such legal services, and she does not receive any compensation from the firm that is generated by or related to our payments to WilmerHale for such services. The Nominating, Governance and Public Responsibility Committee determined, based on fees paid to the firm over the past three years, that WilmerHale does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to WilmerHale represented less than 1% of the firm's annual revenue in each of the past three years and represented less than 0.1% of American Express' revenues in each such year. Further, the Nominating, Governance and Public Responsibility Committee reviewed the nature of American Express' engagement of WilmerHale and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Ambassador Barshefsky's service on American Express' Board should not impair American Express' ability to engage WilmerHale when American Express determines such engagements to be appropriate and in our best interests. The committee is satisfied that WilmerHale, when engaged for legal work, is chosen by American Express' legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the foregoing, the committee determined and recommended to the Board that American Express' professional engagement of WilmerHale does not impair Ambassador Barshefsky's independence.

Shareholder Engagement

Our Board's Commitment to Shareholder Engagement

Why We Engage

Our directors and management recognize the benefits that come from robust dialogue with shareholders and other relevant parties and we have embraced an active engagement strategy for many years. We engage with shareholders throughout the year in order to:

- Provide visibility and transparency into our business, our performance and our governance and compensation practices
- Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views
- Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices

When We Engage

Spring	Summer	Fall	Winter
Pre-Annual Meeting engagement to update shareholders and gather feedback on compensation and governance changes and to discuss items on the Annual Meeting agenda	Review feedback and results from the Annual Meeting and plan for Fall engagement	Comprehensive engagement with shareholders to gather feedback following the Annual Meeting and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year	Review of shareholder feedback and Board consideration of potential changes to corporate governance, executive compensation program and proxy disclosures

How We Engage

Following our 2019 Annual Meeting, we engaged with shareholders representing approximately 48% of our outstanding shares on corporate governance, executive compensation and related matters. During these meetings, depending on the investor's priorities, we discussed and sought direct feedback on a broad number of issues including company strategy and performance, board composition, corporate social responsibility and our executive compensation programs. Please see "Shareholder Engagement and Responsiveness to 2019 Say-on-Pay Vote" starting on page 44, for a detailed discussion of the changes we have made to our executive compensation program in response to this shareholder feedback. The below table provides a snapshot of our ongoing engagement process and outcomes.

Board Involvement
Our Lead Independent Director who also serves as our Compensation and Benefits Committee Chair is available for engagement with shareholders, including participating in joint corporate governance and investor relations meetings. We deliver extensive feedback to our Board regarding shareholder meetings.

Investor Relations and Senior Management
We provide investors with many opportunities to provide feedback to our Board and senior management. We participate in:

- Formal events
- One-on-one meetings
- Group meetings throughout the year

To learn more about our engagement, you may visit our Investor Relations website at http://ir.americanexpress.com.

Corporate Secretary and Chief Governance Officer
We engage with governance representatives of our major shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior annual shareholder meetings, our executive compensation practices and our corporate social responsibility practices.

Actions Taken by the Board Following Shareholder Engagement

Shareholder feedback is thoughtfully considered and has led to modifications in our executive compensation programs, governance practices, and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include:

- Redesigned performance restricted stock unit awards to include relative ROE metric and relative TSR modifier
- Eliminated Portfolio Grant (long-term cash) program in 2019 and transitioned target award values to 100% equity tied to Company and stock performance for Named Executive Officers (NEOs)
- Continue to align compensation program with the Company's strategic priorities
- Adopted proxy access
- Adopted shareholder right to call special meetings
- Made changes to our executive compensation peer group
- Simplified our Annual Incentive Award program to be more formulaic and based on a single Company scorecard
- Will not provide office support to future retiring CEOs
- Enhanced our website disclosures on political contributions and diversity and inclusion
- Continue to enhance our proxy disclosures
- Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve
- Conducted an independent review of our pay programs and found that female colleagues are paid at parity compared to their male counterparts globally and minority colleagues in the U.S. are paid at parity compared to their non-minority colleagues in the U.S.
- Continue to evolve and enhance our Corporate Social Responsibility Report (available on our website)
- Added directors with financial services, payments, cybersecurity and digital backgrounds

How to Communicate with our Board

You may communicate with the Board or an individual director by letter, email or telephone, directed in care of the Company's Corporate Secretary, who will forward your communication to the intended recipient. However, at the discretion of the Corporate Secretary, materials considered to be inappropriate or harassing, unsolicited advertisements, or promotional materials and invitations to conferences may not be forwarded.

If you have an inquiry about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating, Governance and Public Responsibility Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary as follows:

Tangela S. Richter
Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
(212) 640-2000
corporatesecretarysoffice@aexp.com

Compensation of Directors

The Nominating, Governance and Public Responsibility Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. No changes were made to the Company's non-management director compensation programs for 2019.

The following table provides information on the 2019 compensation of non-management directors who served for all or a part of 2019. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Charlene Barshefsky	$131,957	$190,000	$103,090	$425,047
John J. Brennan	$165,000	$190,000	$14,045	$369,045
Peter Chernin	$135,000	$190,000	$64,852	$389,852
Ralph de la Vega	$127,826	$190,000	$24,691	$342,517
Anne L. Lauvergeon	$122,826	$190,000	$35,995	$348,821
Michael O. Leavitt	$130,380	$190,000	$34,304	$354,684
Theodore J. Leonsis	$108,152	$190,000	$48,011	$346,163
Richard C. Levin[4]	$38,268	$—	$35,647	$73,915
Samuel J. Palmisano[4]	$36,323	$—	$12,625	$48,948
Daniel L. Vasella	$158,750	$190,000	$44,494	$393,244
Ronald A. Williams	$155,000	$265,000	$115,735	$535,735
Christopher D. Young	$117,826	$190,000	$6,723	$314,549

(1) **Annual Retainers.** For service in 2019, we paid non-management directors an annual retainer of $95,000 for board service. We paid an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, $10,000 to members of the Compensation and Benefits Committee, and $5,000 to members of the Nominating and Governance Committee (Nominating, Governance and Public Responsibility Committee as of July 2019), Innovation and Technology (through July 2019) and Public Responsibility Committees (through July 2019). We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance, Compensation and Benefits, Innovation and Technology, Public Responsibility and Risk, $20,000; and Nominating and Governance (Nominating, Governance and Public Responsibility as of July 2019), $25,000. In July 2019, our Board approved the reduction of its standing committees from six to four by dissolving the Innovation and Technology Committee and the Public Responsibility Committee and in connection with the committee restructuring, our Board revised its standing committee membership effective October 1, 2019. Each director affected by these changes (Charlene Barshefsky, Ralph de la Vega, Anne L. Lauvergeon, Michael O. Leavitt, Theodore J. Leonsis, and Christopher D. Young) received corresponding pro-rated fees. We pay no fees for attending meetings, but the annual retainer for board service of $95,000 is reduced by $20,000 if a director does not attend at least 75% of his or her aggregate board and committee meetings. In addition, our Lead Independent Director during 2019, Ronald A. Williams, received an annual retainer of $100,000 (which includes $75,000 in SEUs (see footnote 2)).

All non-management directors, except Theodore J. Leonsis, deferred all or a portion of their 2019 retainers into a cash account, a share equivalent unit (SEU) account, or both, under the deferred compensation plan described below in footnote 2.

(2) **Share Equivalent Unit Plan.** To align our non-management directors' annual compensation with shareholder interests, each non-management director is credited with common SEUs upon election or reelection at each annual meeting of shareholders. Each SEU reflects the value of one common share. Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then-value of one common share at the time of distribution to the director. On May 7, 2019, the date of last year's annual meeting, each non-management director elected to the Board was credited with SEUs having a value of $190,000, which consisted of 1,649 SEUs, based on the market price of our common shares for the average of the 15 trading days immediately preceding such date. In addition, our Lead Independent Director during 2019, Ronald A. Williams, received an annual SEU retainer of $75,000, which consisted of 630 SEUs for the year based on the market price of our common shares for the average of the last 10 trading days of such calendar quarter. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation – Stock Compensation.

Deferred Compensation Plan for Directors. Non-management directors may defer the receipt of up to 100% of their annual retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year or (2) their SEU account. Directors will receive cash payments upon payout of their deferrals.

The balances in directors' SEU accounts as of December 31, 2019 are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director and additional units credited as a result of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of SEUs
Charlene Barshefsky	65,740
John J. Brennan	10,464
Peter Chernin	41,642
Ralph de la Vega	11,291
Anne L. Lauvergeon	24,092
Michael O. Leavitt	17,993
Theodore J. Leonsis	31,029
Richard C. Levin(4)	—
Samuel J. Palmisano(4)	—
Daniel L. Vasella	29,618
Ronald A. Williams	69,839
Christopher D. Young	5,604

(3) **Insurance.** We provide our non-management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all Company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the time of Company quarterly dividend payment dates. This column includes the fair market value of the dividend equivalents received by the directors during 2019 in these amounts: Amb. Barshefsky $103,036, Mr. Brennan $13,991, Mr. Chernin $64,798, Mr. de la Vega $16,637, Ms. Lauvergeon $35,940, Gov. Leavitt $26,250, Mr. Leonsis $47,957, Mr. Levin $27,593, Mr. Palmisano $12,571, Dr. Vasella $44,440, Mr. Williams $107,681, and Mr. Young $6,669.

Directors' Charitable Award Program. We maintain a Directors' Charitable Award Program for directors elected prior to July 1, 2004. To fund this program, we purchased joint life insurance on the lives of participating directors. The death benefit of $500,000 funds a donation to a charitable organization that the director recommends. The Company paid no premiums for the policies of non-management directors who served for all or part of 2019.

Matching Gift Program. Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2019.

(4) Messrs. Levin and Palmisano retired from our Board on May 7, 2019.

Director Stock Ownership

Our Corporate Governance Principles provide that non-management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board. All non-management directors have achieved or are on track to achieve this requirement during the required time period.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability. The coverage provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. A portion of the insurance program is blended with certain other insurances covering the Company. The insurance program is effective from November 30, 2019 to November 30, 2020 and is provided by a consortium of insurers. ACE American Insurance Company and XL Specialty Insurance Company are the lead insurers with various other insurers providing excess coverage. We expect to obtain similar coverage upon expiration of the current insurance program. The annual premium for the insurance program is approximately $4.8 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders, and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2019, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described on the following page.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, Related Person Transactions must be approved by the Nominating, Governance and Public Responsibility Committee, other than certain pre-approved transactions (described below). The Committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the policy, the Committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary is responsible for assisting the Nominating, Governance and Public Responsibility Committee in carrying out its responsibilities, and management is required to present to the committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating, Governance and Public Responsibility Committee, the Chair may review and approve the transaction and then report any approval to the full committee at its next regularly scheduled meeting. If a matter before the Nominating, Governance and Public Responsibility Committee involves a member of the committee, the member must be recused and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating, Governance and Public Responsibility Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the proscribed threshold for Related Person Transactions, include but are not limited to, director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, immaterial ordinary course transactions with other entities, charitable contributions and indemnification payments.

Related Party Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with other people. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also enter into transactions with us involving other goods and services, such as travel services and investments in deposit products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive position and received compensation in 2019 of between $270,000 and $300,000. The compensation and other terms of employment of Mr. Squeri's sister-in-law are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We have periodically engaged Martellus Group (Martellus), a consulting company where the spouse of our Chief Risk Officer, Mr. Raymond Joabar, is a co-owner. Each transaction was conducted on, and all services were provided in, the ordinary course of business and on arm's-length terms. In 2019, we made aggregate payments to Martellus of approximately $400,000 for consulting services. We also may provide ordinary course commercial card and bill payments services or business insights to some of these companies, for which these companies pay fees to us. We may engage in other commercial transactions with these companies, and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms. Additionally, the Company may from time to time make charitable contributions to not-for-profit organizations where our directors or executive officers are directors or trustees.

The Powerful Backing of American Express

We provide powerful backing to the communities where our customers and employees (whom we refer to as colleagues) live and work.

How We Approach Environmental, Social and Governance (ESG)

Our approach to environmental, social and governance (ESG) is a natural extension of both our mission—to become essential to our customers by providing differentiated products and services to help them achieve their aspirations—and our commitment to doing what is right. We deliver value for both our business and our communities by investing financial and human resources in ways that address the social, environmental, and economic needs of our communities, customers, colleagues, shareholders, and partners.

We view service through many lenses:

- Delivering exceptional products, services, and experiences;
- Enabling commerce and helping businesses grow;
- Promoting a culture of respect—one that fosters inclusion and trust;
- Upholding the highest standard of integrity;
- Safeguarding our customers' privacy and data;
- Making a difference in the communities where we live and work; and
- Helping preserve treasures of the past for future generations to enjoy.

All of this is underscored by disciplined risk management that ensures we are building a Company that will endure as a place where people want to work, invest, and do business.

Governance

Our executive management reviews and evaluates performance and long-term goals with respect to environmental, social and governance matters within their business units.

At the Board of Directors level, the Nominating, Governance and Public Responsibility Committee reviews our Corporate Social Responsibility (CSR) program, monitors progress against our goals, and provides guidance on our efforts. Day to day, our CSR team works with colleagues throughout the Company to shape our efforts and monitor progress on key issues.

We are currently in the process of reviewing our environmental, social and governance priorities. We are also conducting a scenario analysis aligned to the Task Force on Climate-related Financial Disclosures (TCFD) framework to assess risks and opportunities related to climate change.

Strategic Engagement

Our strategy begins by identifying our key stakeholders, then engaging with them to understand the environmental, social and governance issues that matter to them, and the impact those issues have on our business. We have identified eight key stakeholder groups based on their impact on our business activities including shareholders, colleagues, customers (Card Members, businesses and merchants), governments and regulators, suppliers, community and nongovernmental organizations, ESG research and rating agencies, and partners and peers. Our continued engagement with these stakeholders helps ensure we are meeting their expectations and advancing our efforts to operate responsibly.

2019 HIGHLIGHTS

Promoting Responsible Business Practices

Maintain the highest standards of ethics and integrity

24/7 the Amex Ethics Hotline is available online and by phone for employees, contractors, vendors, suppliers and others to **raise ethical or compliance concerns.**

Each colleague is personally accountable for fulfilling our Company's mission and receives Global Regulatory Learning Enterprise Essential Training.

Serving Our Colleagues

Foster a diverse and inclusive culture

100% **score on the Human Rights Campaign's Corporate Equality Index** since 2004, based on our policies and practices that support LGBTQ inclusion

Named to **Bloomberg's Gender-Equality Index**, based on our efforts to create a work environment that supports gender equality.

Support our colleagues' professional and personal goals

20 **Weeks gender-neutral paid parental leave** for U.S.-based regular full-time and part-time salaried colleagues.

88% of our **colleagues participated in** either **a personal or a professional development experience** through trainings we offer.

31% of global colleagues had a **flexible work** arrangement.

Delivering for Our Customers and Partners

Meet the evolving needs of our customer base

Launched the first-ever **American Express Card manufactured primarily from recovered plastic found in the oceans and on the coasts** in partnership with Parley for the Oceans.

Introduced Enhanced Authorization, a free tool that **helps Merchants drive fraud out of their digital ecosystem** by increasing approval rates for online purchases and reducing fraudulent purchases.

Support small business growth

10th **Small Business Saturday celebration**, a day we created to support local businesses.

Make our products and services better for society

$96M donated from 2010 to 2019 by U.S. Card Members program **to benefit charitable causes.**

Caring For Our Communities

Strengthen the communities in which we operate

$42M **in charitable giving,** including grants provided by the company, our Foundation, our Center for Community Development, and gift matching programs.

Engage citizens

7M **Estimated citizen volunteers engaged at more than 60 nonprofits supported, in part, by grants from American Express.**

Empower emerging nonprofit and social leaders

$90M+ since 2007 **to develop more than 125,000 social purpose leaders** who are tackling some of society's most complex issues

Promote stewardship of historic places

$85M+ since 1974 **in support of historic preservation efforts,** helping to **preserve more than 755 historically significant projects around the world.**

Managing Our Operations Responsibly

Reduce our environmental footprint

100% **renewable electricity powered our operations** and, in 2020, we joined **RE100**, a group of 225+ companies committed to going 100 percent renewable electricity.

Zero Net **Carbon emissions for our operations.**

Commit to responsible sourcing and operations

100% of paper used in our U.S. direct marketing was certified **from sustainably managed forests.**

Engage our colleagues in sustainability

115+ **Earth Month activities** across over 15 countries including **educational fairs, tree planting projects and coastal and river clean-ups.**

Our New Environmental Commitments and Goals

As first announced in our 2018-2019 Corporate Social Responsibility report, the following are our new aspirational environmental commitments and goals:

COMMITMENTS(1)

Zero Net
Remain carbon neutral for our operations

100%
Continue to power our operations with 100% renewable electricity

2025 ENVIRONMENTAL GOALS

Energy
Reduce energy use by 35% across our managed facilities, compared to 2011.(2)

Waste
Reduce waste generated from our managed facilities by 10% per employee, compared to 2019.(2)

Divert 60% of office waste generated from our managed facilities away from landfills.(2)

Achieve zero waste certification for our U.S. headquarters.

Water
Reduce water use from our managed facilities by 10% per employee, compared to 2019.(2)

Sourcing
Eliminate single-use plastics across our operations.(3)

Source 100% of our direct marketing, customer communications and office paper from certified responsibly managed forests.

Green Building
Achieve Green Building certification for 60% of our operations.(4)

(1) Operations include all our managed facilities, field sites and data centers. Managed facilities are individual properties operationally managed by our global real estate team and housing critical business functions. Field sites are individual properties that are not operationally managed by our global real estate team but directly by our business units. They are typically smaller sites, less than 30,000 square feet (including airport lounges, foreign exchange kiosks, and sales offices) that are owned or leased by American Express. The Company's zero net carbon emissions commitment covers scope 1 (direct emissions from sources owned or controlled by American Express), scope 2 (indirect location-based and market-based emissions), and scope 3 emissions (waste and employee business travel, including third-party air, rail and rental cars) through renewable energy credits, carbon offsets, and reduced GHG emissions.

(2) Measurement is based only on managed facilities where metered and/or measured data is available; per employee goals based on number of employees located in such managed facilities.

(3) Single-use plastics is defined as plastic items that are used only once before they are thrown away or recycled. These items are things like plastic bags, straws, coffee stirrers, soda and water bottles and most food packaging. Materials that are plastic yet designed to be reusable (i.e. reusable plastic food containers or water bottles) are out of scope.

(4) Green building certified percentage is represented by the total square footage of leased or owned facilities. actively occupied by American Express (excluding parking lot square footage) certified under a global or locally recognized third-party environmental building rating system as meeting their performance criteria (LEED, BREEAM, NABERS, and GreenMark).

Our Ratings

We monitor our performance across a number of environmental, social and governance related ratings and rankings. In each of the following, we outperform or are in line with our peers.

CDP (Climate) A List	AA MSCI (ESG) Rating	Inclusion in FTSE4Good Index Series

Our Workplace Culture

Our colleagues are instrumental in enabling the Company to deliver on its vision to provide the world's best customer experience every day. To attract and retain the best talent, we continuously invest in programs, benefits and resources to ensure our colleagues can grow in their careers and thrive professionally and personally. Our focus has helped us build a reputation for being an employer of choice, earning a spot among the top 20 companies on Fortune's ranking of the World's Most Admired Companies for the last ten years. In addition, we were recently ranked number nine on the 2020 *Fortune* 100 Best Companies to Work For list in the U.S.

We are committed to making sure our colleagues are as diverse as our customers and the communities where we live and work. We value and embrace differences, and believe unique perspectives, backgrounds and experiences are critical to our success. Fostering an inclusive culture helps us maintain an environment where all colleagues are engaged, have a voice, and can thrive. At American Express, being yourself matters. Our Colleague Networks play an important role in creating a culture of belonging at American Express, providing opportunities for colleagues to meet with others of shared backgrounds and interests to engage and learn from each other. We have 16 networks with nearly 100 chapters globally, encompassing the full spectrum of diversity, including disability, ethnicity, faith, gender, gender identity, generations, sexual orientation and veteran status. Networks include the Black Engagement Network (BEN), Hispanic Origin and Latin American Network (HOLA), and PRIDE, our LGBTQ+ network. We have also provided inclusive leadership and unconscious bias training to all colleagues across the Company, to motivate specific, effective behaviors for managing bias and develop skills to build inclusive, high-performing teams.

In addition, we place a strong focus on continuous professional development as the ability to constantly learn is critical to the success of our people and our business. We provide learning opportunities in many forms, including tools and guidance for maximizing learning on the job; cross-border and cross-business unit assignments; career coaching, mentoring, and professional networking; rotation opportunities; virtual learning sessions; and formal classroom instruction. Through the American Express Leadership Academy, we provide training and development experiences tailored to individuals at all levels of the company that are designed to instill specific behaviors that drive successful leadership.

The health and wellbeing of our colleagues plays an integral role in their ability to thrive at work and at home. We take a holistic approach to wellbeing, providing resources that address the physical, financial, and emotional health of our colleagues and their families. Last year, we celebrated the tenth anniversary of Healthy Living, our award-winning corporate wellness program that provides supportive resources, enhanced access to care and incentives to foster a healthier lifestyle, including through on-site health centers, healthful dining options in our cafeterias, and a range of programs to help colleagues address health concerns. Our Healthy Minds program provides colleagues access to free, confidential professional counseling to help plan for life events, address personal challenges, and manage everyday events that impact work, health, and family. We built on this initiative in 2019 by making available to all colleagues virtual training designed to help educate colleagues on the signs of mental stress and how to support co-workers who may be impacted by mental health issues.

Learn More about Environmental, Social and Governance Matters at American Express

Please visit http://about.americanexpress.com/corporate-responsibility-reports to learn how we, together with our customers, colleagues and shareholders, are making a difference in our communities and https://www.americanexpress.com/us/company/global-diversity-and-inclusion.html to learn more about our commitment to making sure our colleagues are as diverse as our customers and communities.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Board recommends that you vote FOR the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Committee, and is directly responsible for its compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Committee believes that retaining PwC is in the best interests of the Company. The Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2020.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2020, is hereby ratified and approved.

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

A DETAILED ASSESSMENT

The Audit and Compliance Committee charter requires a detailed review of the independent audit firm, including as compared to other firms, at least every 10 years. This review, conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, communications, independence and objectivity, and fees. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement, and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas of opportunity for improvement that were discussed with PwC.

PwC's OBJECTIVITY AND INDEPENDENCE

The Audit and Compliance Committee reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual independence evaluation and assesses their independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC.

QUALITY OF PwC's AUDITING PRACTICES

The Audit and Compliance Committee reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. The Audit and Compliance Committee also discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner.

PwC's PERFORMANCE AS AUDITOR

The Audit and Compliance Committee discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm, and the Audit and Compliance Committee's expectations. The Audit and Compliance Committee also receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.

PERFORMANCE OF LEAD ENGAGEMENT PARTNER

PwC has been our independent auditor since 2005. The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.

PwC's COMMUNICATIONS WITH THE AUDIT AND COMPLIANCE COMMITTEE

The Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.

TERMS OF THE ENGAGEMENT AND AUDIT FEES

The Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2019 and 2018

The following table sets forth the aggregate fees billed or to be billed by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2019	2018
Audit Fees	$26,551	$23,704
Audit-Related Fees(1)	4,518	5,181
Tax Fees	425	1,002
All Other Fees	97	148
TOTAL	$ 31,591	$30,035

(1) PwC performs the audit of the Company's pension plans for Switzerland and Hong Kong where the fees are paid by the respective plan. These fees are not included in Audit-Related Fees since they were not paid by the Company. The total fees for these two audits were $19K and $8K in 2019 and 2018, respectively.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews, attest services not required by statute or regulation, and consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above to be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures. The Audit and Compliance Committee has reviewed that the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee is to assist the Board in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with management and PwC the Company's audited financial statements. The Audit and Compliance Committee also has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. In addition, the Audit and Compliance Committee met with the CEO and Chief Financial Officer of the Company to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE

Daniel L. Vasella, Chair
John J. Brennan
Ralph de la Vega
Anne Lauvergeon
Michael O. Leavitt
Karen L. Parkhill

Executive Compensation

Item 3: Advisory Resolution to Approve Executive Compensation (Say-on-Pay)

The Board recommends a vote FOR this item.

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's Named Executive Officers (NEOs) disclosed in the Compensation Discussion and Analysis (CD&A), the compensation tables, notes and narrative in this Proxy Statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price and appropriately motivates and retains our executives. We believe our executive compensation program delivers pay which is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual say-on-pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables, notes and narrative discussion, is hereby approved.

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions for our NEOs, who for 2019 were:

Stephen J. Squeri
Chairman and CEO

Jeffrey C. Campbell
Chief Financial Officer

Douglas E. Buckminster
Group President, Global Consumer Services Group

Anré D. Williams
Group President, Global Merchant and Network Services

Laureen E. Seeger
Chief Legal Officer

Executive Summary

2019 Company Performance

2019 was another good year for our shareholders, our customers and our colleagues. We continued the steady, consistent performance that we have delivered over the past two years. In doing so, we generated broad-based growth across our businesses by remaining focused on our vision to deliver the best customer experience every single day.

Our confidence in our ability to generate steady and consistent results over the long-term is based on several factors, including the fundamental strengths we derive from our differentiated business model; the significant growth opportunities we see across our business; and our demonstrated success in executing against the four strategic imperatives – expanding our leadership in the premium consumer space, building on our position in commercial payments, strengthening our global integrated network to provide unique value, and making American Express an essential part of our customers' digital lives. For 2019, the Compensation and Benefits Committee determined the Company's overall performance to be above the target levels established in the Company's annual performance scorecard, and took this into consideration in assigning annual bonuses for 2019 (see pages 46-47 for additional details).

Our 2019 financial results – shown below – demonstrate that our strategy of investing in share, scale and relevance is working.


REVENUE GROWTH
%
12.0
10.0
8.0
6.0
4.0
2.0
0
9.0%
10.0%
8.0%
9.0%
2018
2019
GAAP
FX-adjusted(1)


ROE
%
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
33.5%
29.6%
2018
2019
GAAP


EPS
$
10.0
8.0
6.0
4.0
2.0
0
$7.91
$7.33
$7.99
$8.20
2018
2019
GAAP
Adjusted(2)


TSR(3)
33%
31%
32%
73%
52%
39%
45%
74%
70%
1-Year
3-Year
5-Year
AXP
S&P 500
S&P Financials

(1) Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 1 on page 1 for an explanation of FX-adjusted information.

(2) Adjusted Diluted Earnings per share, excluding the impacts of a litigation-related charge in Q1'19 and certain discrete tax benefits in Q4'18, is a non-GAAP measure. Management believes adjusted diluted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to diluted EPS on a GAAP basis.

(3) TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Source: Bloomberg (returns compounded daily), calculated as of 12/31/2019.

CEO Total Direct Compensation

The CEO's 2019 Total Direct Compensation decision is consistent with our pay for performance philosophy and focuses on variable and "at-risk" compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance. The chart below shows that 93% of the CEO's 2019 compensation is performance-based with a significant portion (63%) tied to the future performance of the Company.

2019 ACTUAL CEO DIRECT COMPENSATION PAY MIX*


Annual Incentive Award (AIA) (30%)
Base Salary (7%)
93%
At Risk Pay
Long-Term Incentive Award (LTIA) (63%)
Performance RSUs
(80% of Long-Term Incentive)
Stock Options
(20% of Long-Term Incentive)

* Details of the elements of compensation available on pages 46-48

The CEO's compensation shown below reflects the target direct compensation for 2019 that was set at the start of 2019, as well as the Compensation and Benefits Committee's compensation decision in January 2020 considering 2019 performance and external market data provided by the Compensation and Benefits Committee's independent compensation consultant.

CEO DIRECT COMPENSATION ($000)


2019
TARGET
2019
ACTUAL
$25,000
$20,000
$15,000
$10,000
$5,000
0
$18,200
$12,200
$4,500
$1,500
$23,000
$14,500
$7,000
$1,500
LTIA
AIA
Base Salary

Say-On-Pay

The Compensation and Benefits Committee values the input of our shareholders and regularly engages with them on executive compensation matters to foster a constructive dialogue on the programs and decision-making process. The Compensation and Benefits Committee considers the long-term interests of the Company and our shareholders when making decisions regarding our compensation program.

- In 2019, we met with shareholders representing approximately 48% of our outstanding shares and other constituents to discuss executive compensation, corporate governance and related matters.
- A substantial majority (96.5%) of the votes cast at our 2019 Annual Meeting of Shareholders favored our say-on-pay proposal. The strong shareholder support for our 2018 compensation program, reflected by our say-on-pay results, and our shareholder engagement discussions influenced the Compensation and Benefits Committee's decision to continue the 2018 program design for 2019.


96.5%
Of Shareholders Approved our 2019 Say-On-Pay Proposal

Pay Principles

We believe our executive compensation program is thoughtful, consistent and continues to align with the Company's business strategies.

- We align pay with Company performance and to support a long-term, high performance business model.
- We link most of the pay for senior executives to long-term business strategies and key priorities. The CEO's pay has added emphasis on performance-based incentives (93% of CEO's pay), with a substantial stockholding requirement.
- We measure performance against challenging goals established at the start of each performance cycle that are aligned with our key business priorities.
- We discourage imprudent risk taking by avoiding undue emphasis on any one metric or short-term goal.

We continue to refine our pay principles in response to input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve).

Compensation Governance Practices

The Company's executive compensation program is overseen by the Compensation and Benefits Committee with the advice and support of the Company's independent compensation consultant as well as the Company's management team. The following are key characteristics of the Company's executive compensation program, which we believe promote good governance and best serve the interests of our shareholders:

What We Do

- Link a significant portion of pay to business and stock performance
- Employ robust goal-setting process to align goals with Company strategy
- Bind cash incentives and equity awards to recoupment and forfeiture provisions
- Apply a clawback provision to the cash portion of the CEO's AIA if the Company does not achieve acceptable performance in the following year
- Discourage imprudent risk taking, including the Chief Risk Officer's review of goals and results to confirm that actual results were achieved within the Company's risk appetite framework
- Maintain significant NEO stock ownership requirements
- Cap NEO AIA payments (187.5% of target for extraordinary performance)
- Prohibit executive officers from hedging company stock (e.g., no short sales, forwards, options or collars) or margining or pledging shares
- Have double-trigger change-in-control provisions

What We Don't Do

- Pay dividends or dividend equivalents on Performance Restricted Stock Units granted to NEOs unless they vest
- Provide excessive perquisites, benefits or severance benefits
- Make excise tax gross-ups upon a change-in-control
- Maintain individual employment agreements or change-in-control arrangements
- Reprice options

Shareholder Engagement and Responsiveness to 2019 Say-on-Pay Vote

We have a longstanding practice of engaging with our shareholders on executive compensation matters and taking appropriate action considering feedback received.

1. Our Shareholder Engagement Approach

- In 2019, we met with shareholders representing approximately 48% of our outstanding shares and other constituents to discuss executive compensation, corporate governance and related matters.
- Our Lead Independent Director, Mr. Williams, actively participated in certain meetings with key constituents.
- Management shared feedback with the Compensation and Benefits Committee as well as the Nominating, Governance and Public Responsibility Committee.

2. What We Heard from Shareholders with Whom We Engaged

- Our recent changes (e.g., elimination of cash-based long-term incentives) have strengthened our pay-for-performance alignment.
- Our pay programs link compensation outcomes with our business strategy.
- Shareholders appreciated Board responsiveness to prior feedback, including more transparent CD&A disclosure.
- Shareholders supported our commitment to continued engagement, including engagement in both the fall and spring as well as Lead Independent Director's commitment to engage with shareholders.

3. Board Responsiveness

- The Compensation and Benefits Committee maintained the 2018 structure when making 2019 decisions considering the strong shareholder support, including 96.5% approval of our say-on-pay resolution at the 2019 Annual Meeting of Shareholders.
- In 2020, the Compensation and Benefits Committee proactively eliminated the $30,000 travel allowance that was previously provided to NEOs other than our CEO to align with market best practices although shareholders expressed no concerns with our perquisite programs.
- The Compensation and Benefits Committee will continue to consider the outcome of future say-on-pay votes as well as feedback from shareholders when evaluating our compensation programs.

Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance:

BASE SALARY

PURPOSE

Base salaries correspond to experience and job scope and provide competitive fixed pay.

ANNUAL INCENTIVE AWARD (AIA)

PURPOSE

AIA is designed to recognize the Company's annual performance as well as individual performance.

COMPOSITION



Annual Incentive Award (AIA)
15% Customer
15% Colleague
15% Strategic Imperatives
55% Shareholder

LONG-TERM INCENTIVE AWARD (LTIA)

PURPOSE

LTIA is intended to align incentives with shareholder interests and the Company's long-term financial objectives.

COMPOSITION



Long-Term Incentive Award (LTIA)
20% Stock Options*
80% Performance RSUs*

* Details are on page 48.

Annual Incentive Award

The AIA is an annual cash-denominated performance-based component of executive compensation designed to recognize Company performance as well as individual performance.

The AIA is structured to reflect specific and measurable Company goals, approved by the Compensation and Benefits Committee at the beginning of the year, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic Imperatives. The Compensation and Benefits Committee believes each performance metric is a clear driver of annual Company performance and aligns with the Company's focus on continued long-term value creation.

The Compensation and Benefits Committee uses the same Company scorecard, in contrast to the use of multiple scorecards before 2018, to determine annual incentives for executives, including the NEOs, to promote an enterprise-wide focus and simplify our program. The Company scorecard is based on the following metrics:

	Components	Weighting	Key Metrics Considered
Annual Incentive Award	▪ Shareholder	55%	▪ Revenue Growth, EPS, ROE
	▪ Customer	15%	▪ Net Promoter Score, Billings Growth, New Accounts Acquired, Active Locations in Force
	▪ Colleague	15%	▪ Talent Retention and Diversity Representation
	▪ Strategic Imperatives	15%	▪ Expand leadership in the premium consumer space ▪ Build on our strong position in commercial payments ▪ Strengthen our global, integrated network to provide unique value ▪ Make American Express an essential part of our customers' digital lives

The AIA is a formulaic program that considers quantitative goals set at the beginning of the fiscal year, along with individual performance, to determine the final payout. The design works as follows for each NEO:

Individual NEO Target Amount X **Company Performance Multiplier (0-150%)** X **Individual Performance Multiplier (0-125%)** = **Annual AIA Payout (Payout Range: 0-187.5%)**

Performance	Multiplier
Significantly Outperform	150%
Meets Expectations	100%
Significantly Underperform	<100%; Compensation and Benefits Committee judgment

Actual payout is subject to reduction considering the Compensation and Benefits Committee's assessment of risk results during the year.

2019 Annual Incentive Awards

2019 Performance Multiplier – Company

The Compensation and Benefits Committee evaluated the following results against the performance objectives approved for all NEOs by the Compensation and Benefits Committee at the beginning of 2019. Goals approved at the start of the year were consistent with the full-year guidance that the Company provided publicly in January 2019. For each metric, the goals represent a measurement for a range of outcomes that could result in a higher or lower payout. Payouts for 2019 performance occurred in February 2020.

Based on Company performance in 2019, relative to the goals, the Compensation and Benefits Committee approved the Company performance multiplier at 127.5% of target.

Shareholder (55%)	2019 Target	2019 Actual Performance	2018 Actual Performance
Revenue Growth (FX-adjusted)	10%	9%[4]	10%[4]
EPS	$8.10	$8.20[5]	$7.33[5]
ROE	25%	30%[5]	31%[5]
Customer (15%)			
▪ Net Promoter Score	Goal achieved in line with target level; 30 basis points above 2018		
▪ Billings Growth (FX-adjusted)	10%	6%	9%
▪ New Accounts Acquired	Goal achieved in line with target level		
▪ Active Locations in Force	Achieved virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants now able to accept American Express[6], and remained committed to growing coverage globally, adding over 2 million merchant locations outside of the U.S.		
Colleague (15%)			
▪ Quantitative Talent Retention and Diversity Representation Goals to globally increase minority and women representation at management levels and retain our key talent (High Potential or High Performers)	Goals achieved at or above target levels		

(4) Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 1 on page 1 for an explanation of FX-adjusted information. Reported revenue growth was 8% and 9% for 2019 and 2018, respectively.
(5) Adjusted diluted EPS and adjusted ROE, excluding the impacts of a litigation-related charge in Q1'19 and certain discrete tax benefits in Q4'18, are non-GAAP measures. See Annex A for a reconciliation to diluted EPS and ROE on a GAAP basis.
(6) Source: AXP internal data and The Nilson Report, Issue 1169, "General Purpose Cards – U.S. 2019, Table: 2019 Merchant Acceptance Locations in the U.S."

Strategic Imperatives (15%)	2019 Results
▪ **Leading in the Premium Consumer Space**	✓ 7% proprietary U.S. Consumer billings growth ✓ 14% proprietary International Consumer FX-adjusted billings growth ✓ Continued to execute product refreshment strategy, refreshing 16 products globally ✓ ~70% of card acquisitions on fee-based products
▪ **Building on Strong Position in Commercial Payments**	✓ #1 U.S. Small Business Issuer by volume[(7)] ✓ American Express is the world's largest commercial card issuer[(8)] ✓ American Express Global Commercial Services serves >60% of the 2019 FORTUNE Global 500[(9)] ✓ 16% International Small & Medium Enterprise (SME) FX-adjusted billings growth ✓ 6% proprietary U.S. SME billings growth ✓ Executed partnerships in the AP Automation space and acquired AcomPay
▪ **Strengthening Our Network**	✓ Achieved virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants now able to accept American Express[(10)] ✓ Remained committed to growing coverage globally, adding over 2 million merchant locations outside of the U.S. ✓ Made progress on building new and improved network functionality and capabilities ✓ People's Bank of China officially accepted our network application, an important next step in our plan to build a network business in China
▪ **Becoming Digitally Essential**	✓ 72% of new proprietary Consumer and SME Card Members acquired through digital channels ✓ 81% of Active Card Members engaged with us digitally in 2019[(11)] ✓ Built upon the digital capabilities and experiences we offer to Card Members through the integration of acquisitions and expansion of partnerships
Company Performance Multiplier Score	**127.5%**

Performance Multiplier – Individual

The Compensation and Benefits Committee has discretion to modify awards downward or upward to differentiate and reward leadership performance. For 2019, factors considered in determining the appropriate individual multiplier for the NEOs included demonstrating the Company's enumerated leadership behaviors (Setting the Agenda, Bringing Others With You and Doing It the Right Way). The maximum individual performance multiplier for leadership performance is 125%.

Summary of NEOs' AIA for 2019

The following table summarizes the actual AIA earned by each NEO for the 2019 performance year based on the achievement of goals detailed above (in thousands).

Name	Target AIA	x	Company Multiplier	x	Individual Multiplier	=	Actual AIA
S.J. Squeri	$4,500		127.5%		122%		$7,000
J.C. Campbell	$3,500		127.5%		121%		$5,400[(12)]
D.E. Buckminster	$3,700		127.5%		121%		$5,700
A.D. Williams	$ 3,150		127.5%		121%		$4,850
L.E. Seeger	$1,600		127.5%		115%		$2,350

(7) Source: AXP internal data and The Nilson Report, Issue 1155, "Top US Commercial Card Issuers, Table: Small Business Credit Card, 2018 Purchase Volume."
(8) Source: Euromonitor International Limited; Consumer Finance 2020ed by commercial credit and charge card payment value, 2018 data.
(9) As determined by an analysis conducted by American Express Global Commercial Services. FORTUNE® and FORTUNE Global 500® are trademarks of FORTUNE Media IP Limited and are used under license. FORTUNE® and FORTUNE Median IP Limited are not affiliated with, and do not endorse the products or services of, American Express.
(10) Source: AXP internal data and The Nilson Report, Issue 1169, "General Purpose Cards – U.S. 2019, Table: 2019 Merchant Acceptance Locations in the U.S."
(11) Digital Engagement represents Card Member accounts with spend greater than $0 and at least one American Express website or mobile app visit vs. all Card Member accounts with spend greater than $0 for full year 2019.
(12) To comply with regulatory guidance that at least 50% of incentive compensation be deferred, $100,000 of Mr. Campbell's 2019 AIA was paid in the form of RSUs granted in January 2020. Mr. Campbell's AIA figure in the above table does not reflect this adjustment. Payment of these RSUs is deferred for three years from the grant date, subject to positive net income but not to continued employment.

Long-Term Incentive Award

Our LTIA aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The Compensation and Benefits Committee granted the following long-term incentive awards in January 2020 considering Company and individual performance in 2019, target compensation for 2019 as well as market data for each NEO:

January 2020 Long-Term Incentive Award ($000)

	S.J. Squeri	J.C. Campbell	D.E. Buckminster	A.D. Williams	L.E. Seeger
Performance Restricted Stock Units	$ 11,600	$ 4,240	$ 4,720	$ 3,880	$ 3,520
Stock Options	$ 2,900	$ 1,060	$ 1,180	$ 970	$ 880
Total	**$14,500**	**$5,300**	**$5,900**	**$4,850**	**$4,400**

The elements of the Company's LTIA and their respective features are described in the table below:

Element	Key Metrics	Features
Performance Restricted Stock Units (80% of award)	▪ 3-year average ROE as compared to performance peers ▪ Relative TSR compared to the same performance peers as ROE	▪ 3-year cliff vesting period ▪ Payout tied to 3-year relative performance and stock price performance ▪ 0-120% of target shares awarded
Stock Options (20% of award)	▪ Stock price appreciation	▪ 3-year cliff vesting period ▪ Must meet net income threshold to be exercisable ▪ 10-year term

Performance Restricted Stock Units

As a financial institution with a lending book and fee income, we consider effective returns on capital to be a validation of high performance. The program requires top-quartile ROE for Performance Restricted Stock Units to pay out at target, and above-target payouts are contingent on TSR performance being in the top third of our peer group regardless of our ROE performance. Median ROE performance results in an 80% payout.

AXP Relative ROE Performance	Payout %[13]
>90th	120%
75th	100%
50th	80%
25th	50%
<25th	0%

+

AXP Relative TSR Performance	Payout %
67th Percentile or better of Performance Peer Group	No cap
< 67th Percentile of Performance Peer Group	Cap at 100%

Performance Peers

Our comparators include the largest financial companies in the lending and payments business and reflect strong alignment with the Company's business. Our peer group for this LTIA program includes the Company's key competitors as well as a subset of S&P 500 Financials within similar industries as the Company and with ROEs subject to Comprehensive Capital Analysis and Review (CCAR) and other similar macroeconomic conditions as the Company, including global credit, lending and regulatory trends:

- Bank of America
- BNY Mellon
- Capital One Financial
- Citigroup
- Citizens Financial Group
- Discover
- Fifth Third Bancorp
- Goldman Sachs
- Huntington Bancshares
- JPMorgan Chase
- KeyCorp
- Mastercard
- M&T Bank
- Morgan Stanley
- Northern Trust
- PayPal
- PNC Financial Services Group
- Regions Financial
- State Street
- Truist Financial
- U.S. Bancorp
- Visa
- Wells Fargo

The performance peer group was updated to account for the merger between BB&T Corporation and SunTrust Banks Inc. Both companies were removed from the group and replaced by Truist Financial, the company created as a result of the merger.

(13) Straight line interpolation applies if performance is between two points.

2020 Annual Target Direct Compensation

The Compensation and Benefits Committee reviews target direct compensation each year. In reviewing target compensation levels, the Compensation and Benefits Committee considers various factors, such as roles and responsibilities, experience, industry expertise, internal equity, Company and individual performance, as well as market data and pay mix for the Company's peer group, which was provided by the Compensation and Benefits Committee's independent compensation consultant. For performance year 2020, the Compensation and Benefits Committee approved the target direct compensation shown below. All compensation components except salary are performance-based:

- Actual AIA payout will be based on Company and individual performance in 2020 considering performance against pre-established 2020 goals
- Performance Restricted Stock Units cliff vest after three years based on Relative ROE and Relative TSR performance over 2020-2022
- Stock Options cliff vest 100% after three years

2020 Target Direct Compensation ($000)

	S.J. Squeri	J.C. Campbell	D.E. Buckminster	A.D. Williams	L.E. Seeger
Base Salary	$ 1,500	$ 1,000	$ 1,100	$ 850	$ 850
AIA	$ 4,500	$ 3,700	$ 4,000	$3,400	$2,850
Performance Restricted Stock Units	$ 11,600	$ 4,240	$ 4,720	$3,880	$3,520
Stock Options	$ 2,900	$ 1,060	$ 1,180	$ 970	$ 880
Total Target Direct Compensation	**$20,500**	**$10,000**	**$11,000**	**$9,100**	**$8,100**

The table above shows the Compensation and Benefits Committee's decisions in the first quarter of 2020 and differs from amounts listed in the Summary Compensation Table (on page 55) and is not a substitute for the information in that table.

Settlement of LTIA granted in January 2017

The Compensation and Benefits Committee awarded incentives in 2017 that vest based on performance over a three-year period. The target goals established in the first quarter of 2017 were consistent with the Company's business plan and management expectations at the start of the performance period. While evaluating actual performance, the Compensation and Benefits Committee deemed it appropriate to consider adjustments when determining the payout to exclude the impact of events that were not contemplated when setting goals at the start of 2017. The Compensation and Benefits Committee considered these adjustments appropriate so that management does not benefit or get penalized by one-time events (e.g., the impact of the Tax Cuts and Jobs Act of 2017 (the Tax Act) is excluded).

Portfolio Grant Awarded in January 2017 (Vesting Based on 2017-2019 Performance)

Under the Portfolio Grant (PG) program, management is assessed and rewarded for performance against a combination of financial objectives (EPS and revenue) and results against specific strategic milestones that indicate success in positioning the Company for the future. The PG program was eliminated as of 2019, with target award amounts transitioned to equity.

GAAP rules related to revenue recognition changed after the targets were set. As such, the Company adjusted the 2019 revenue goals from $35.40 billion to $39.06 billion for target incentive payout and from $36.44 billion to $40.21 billion for maximum incentive payout. This adjustment reflects the same level of growth as under the original targets.

3-year Cumulative 2017-2019 EPS[14] (30% of Portfolio Grant)


Min
$14.58
$17.83
Target
$18.47
Max
$19.38
0%
payout
75%
payout
100%
payout
125%
payout
Result $19.43
Achievement: 125%

2019 Revenue[15] (billions) (20% of Portfolio Grant)


Min
$34.7
$37.94
Target
$39.06
Max
$40.21
0%
payout
75%
payout
100%
payout
125%
payout
Result $43.42
Achievement: 125%

(14) EPS includes: 2017 $5.87 (adj.), 2018 $6.36 (adj.), and 2019 $7.20 (adj.); See Annex A for a reconciliation to EPS on a GAAP basis.

(15) The Compensation and Benefits Committee deemed it appropriate to consider adjustments to the Company's reported results when determining the payout for this factor to exclude FX impacts since these changes are beyond management's control and were not reflected in the original plan. See Annex A for a reconciliation to revenue net of interest expense on a GAAP basis.

Progress on Strategic Milestones (50% of Portfolio Grant)

The strategic milestones established for this grant covered a range of initiatives, including merchant coverage and operating expense initiatives. The range of payouts for achievement against strategic milestones, as with the other elements, is from zero to 125% of target. The Compensation and Benefits Committee assesses results and performance for each strategic milestone goal in determining the final score outcome. Strategic milestones goals were:

	Strategic Milestones	Achievements
1.	Acceleration of Merchant Coverage balanced with reducing Discount Rate Erosion	Achieved virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants now able to accept American Express[16], and remained committed to growing coverage globally, adding over 2 million merchant locations outside of the U.S. We did this while minimizing discount rate erosion and growing discount revenue at 7% for 2019.
2.	Acceleration of Lending Accounts Receivable Growth: 8-10% CAGR over 2016 Accounts Receivable (including non-Card Accounts Receivable)	Lending Account Receivables CAGR of 11% from 2017-2019 was approximately 2x industry growth[17], with the majority of growth coming from existing customers allowing us to maintain industry leading credit metrics.
3.	On track to remove $1 billion of cost	Achieved the goal of removing $1 billion of cost at end of 2017 on a rate run basis.

Outcome

Compensation and Benefits Committee concluded that milestones were scored at the maximum payout level (125%)

Final Scoring for 2017-2019 Portfolio Grant

Based on the above discussions of actual performance against goals, the Compensation and Benefits Committee concluded that the award was earned at 125% of its targeted amount.

Performance RSUs Awarded in January 2017 (Vesting Based on 2017-2019 Performance)

Performance RSUs were awarded in January 2017 for the three-year performance period ending December 2019. The awards vest based on the Company's three-year average adjusted ROE performance, which was 26.7%[18].


Min
≤5%
20%
22%
23%
Target
27%
Max
≥30%
0% payout
75% payout
95% payout
100% payout
125% payout
Result: 26.7%(18)
Achievement: 100%
Outcome
2017-2019 Achievement
100%

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. For the CEO, the Company's security policy requires him to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company for business travel. We also provide an annual cash perquisite allowance of $35,000 for executive officers of the Company, which includes all NEOs. Our NEOs are also eligible to receive certain benefits available to all other colleagues with a corporate card. For example, Membership Reward points are now earned on their corporate cards and are available for personal use. In 2020, the Company eliminated its $30,000 travel allowance that was previously provided to NEOs other than our CEO.

(16) Source: AXP internal data and The Nilson Report, Issue 1169, "General Purpose Cards – U.S. 2019, Table: 2019 Merchant Acceptance Locations in the U.S."
(17) Source: New York Fed Consumer Credit Panel (Q4 2019) /Equifax.
(18) 2017 adjusted ROE excludes the impacts of the Tax Act charge of $2.6 billion in Q4'17. 2018 adjusted ROE excludes the impact of certain discrete tax benefits in Q4'18 and the lower U.S. federal statutory corporate income tax rate due to the Tax Act. 2019 adjusted ROE excludes the impact of a litigation-related charge in Q1'19 and the lower U.S. federal statutory corporate income tax rate due to the Tax Act. See Annex A for a reconciliation to ROE on a GAAP basis.

Post-Employment Compensation

Retirement Benefits

NEOs receive retirement benefits through the following plans:

- **Retirement Savings Plan (RSP):** A qualified 401(k) savings plan available to all eligible U.S. colleagues.
- **Retirement Restoration Plan (RRP):** A U.S. nonqualified savings plan that makes up for 401(k) benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.
- **Deferral Plan:** Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times the NEO's base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on page 61 and under Nonqualified Deferred Compensation on pages 62 and 63.

Severance: Senior Executive Severance Policy

The Compensation and Benefits Committee must pre-approve severance for the Company's executive officers. Under the Senior Executive Severance Policy, NEOs who are terminated involuntarily (except in cases of misconduct) receive cash severance benefits equal to one and one half years of base salary and target AIA on a serial basis. The Company also provides pro rata AIA payment for the year of termination. LTIAs continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based NEOs who are age 65 or older are not eligible for severance, unless the Compensation and Benefits Committee specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance policy helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Discouraging Imprudent Risk Taking

Our executive compensation program is:

- Structured to provide a balance of cash and stock; annual and long-term incentives; and varied performance measures over different time horizons;
- Designed to encourage the proper level of risk taking consistent with our business model and strategies; and
- Designed to be consistent with regulatory principles for safety and soundness.



Discouraging Imprudent Risk Taking
1. CROSS-SECTION OF METRICS
2. ANNUAL RISK GOALS
3. MONITORING OF RISK
4. ADJUSTMENT OF COMPENSATION
5. DEFERRED INCENTIVE COMPENSATION
6. PERFORMANCE-BASED VESTING
7. STOCK OWNERSHIP REQUIREMENTS

The following policies and procedures help discourage imprudent risk taking:

- Our Chief Risk Officer reviews goals for safety and soundness in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
- We monitor relevant metrics, including credit risk and market risk metrics, performance against our risk appetite thresholds as well as material operational risk events on a regular basis. We assign control and compliance ratings to each business unit as part of our annual assessment of performance.

- At year-end, our Chief Risk Officer meets with the Compensation and Benefits Committee and certifies as to whether actual results were achieved with proper risk governance and oversight, and whether the Company executed on its broad range of programs that help to avoid imprudent risk taking. The Chief Risk Officer issues a year-end memorandum summarizing an overall assessment of the Company's risk profile. If deemed necessary, risk adjustments are made to Company annual incentive funding levels as well as to individual incentive awards.
- We assess Company performance against a cross-section of key metrics and over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
- At least 50% of total incentive compensation for executive officers is deferred for at least three years with performance-based payout.
- Performance Restricted Stock Units are used in place of time-based RSUs for the Company's senior colleagues.
- We have robust stock ownership requirements for our CEO and other NEOs (as described below).

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary, and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. The specific requirements are as follows:

CEO	**10x** BASE SALARY
All Other NEOs	**3x** BASE SALARY

All of our NEOs own more than the target number of shares.

Clawback and Recoupment Policies

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management under certain circumstances. The Company has two arrangements to clawback or cancel awards:

- Detrimental Conduct Agreement
- Incentive Compensation Recoupment Policy

The table below outlines our policies:

	Detrimental Conduct Agreement	Incentive Compensation Recoupment Policy
WHO	▪ **Approximately 1,500 colleagues at Vice President level and above (including CEO)**	▪ **All colleagues**
WHEN	▪ **Colleague engages in detrimental conduct:** ▪ Working for a competitor (applies to approximately 500 colleagues) ▪ Soliciting AXP colleagues or customers ▪ Denigrating the Company in the media ▪ Engaging in certain misconduct that leads to termination ▪ Other detrimental conduct categories (e.g. sharing confidential information)	▪ **AXP financial results are restated:** ▪ Colleagues engaged in fraud or misconduct that caused or partially caused the need for the restatement; and ▪ Less compensation would have been paid to the colleagues based upon the restated financial results
WHAT	▪ **Forfeit unvested equity awards and repay proceeds from Incentive Compensation Plan awards that vested in the last two years**	▪ **Company will seek to recover the difference between the amount actually paid and what should have been paid based on the restated financial results**

In addition, the cash portion of the CEO's AIA is subject to recoupment at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year.

Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. Prior to the Tax Act, "performance-based" compensation was excepted from this limit and the Company generally structured its incentive compensation arrangements in a manner that was intended to comply with these tax rules. The Compensation and Benefits Committee maintains the flexibility to pay nondeductible incentive compensation.

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The Compensation and Benefits Committee periodically examines pay practices and pay data for a group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions.

How We Select the Company's Compensation Peers

In selecting the current compensation peer group, the Compensation and Benefits Committee identified prominent S&P 500 companies, generally with revenue levels similar to ours, falling into the following categories: (1) financial institutions; (2) iconic global consumer brands; and (3) payments and technology businesses.

Comparator Group for 2019

Financial Institutions

- Bank of America
- BNY Mellon
- BlackRock
- Capital One Financial
- Citigroup
- Goldman Sachs
- JPMorgan Chase
- Morgan Stanley
- U.S. Bancorp
- Wells Fargo

Iconic Global Consumer Brands

- Coca-Cola
- Colgate-Palmolive
- Nike
- PepsiCo
- Starbucks

Payments & Technology Businesses

- Cisco
- Discover
- Mastercard
- PayPal
- Visa

Role of the Independent Compensation Consultant

The Compensation and Benefits Committee endeavors to follow good governance practices and is composed solely of independent directors. The Compensation and Benefits Committee is responsible for approving our executive officer compensation decisions. It has retained Semler Brossy Consulting Group (Semler Brossy) as its independent compensation consultant. It held six meetings over the course of 2019, all of which ended with executive sessions without management present. During 2019, Semler Brossy attended Compensation and Benefits Committee meetings, including executive sessions, and provided compensation advice independent of the Company's management. The Compensation and Benefits Committee assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

Report of the Compensation and Benefits Committee

The Compensation and Benefits Committee has reviewed and discussed the CD&A with management. Based on such review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this Proxy Statement.

COMPENSATION AND BENEFITS COMMITTEE*

John J. Brennan
Peter Chernin
Ralph de la Vega
Theodore J. Leonsis
Ronald A. Williams, Chair

* Reflects 2019 committee membership

Note Regarding 2019 Total Direct Compensation Decisions and Summary Compensation Table

It is important to recognize that the way the Compensation and Benefits Committee presents Total Direct Compensation (on page 42) is different from the SEC-required disclosure in the Summary Compensation Table on the following page and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and Total Direct Compensation is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table**	**Total Direct Compensation**
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually *earned* during 2019 and estimated value of equity *granted* in 2019 SEC-mandated compensation disclosure	Includes only pay that is *awarded* based on 2019 performance— reflects the Compensation and Benefits Committee's January 2020 compensation decisions based on 2019 performance
Calculated as a sum of:	Base Salary	▪ Base salary paid in 2019	▪ Base salary set for 2020
	Annual bonus	▪ Annual cash bonus earned for 2019 performance	▪ Total annual bonus awarded for 2019 performance—regardless of form of payment (i.e., cash or equity)
	Portfolio Grant award	▪ Value of PG earned for 2017-2019 (if paid in cash)	▪ Not applicable because program eliminated as of 2019
	Equity awards	▪ Accounting value of equity awards (Stock Options and Performance Restricted Stock Units) granted in 2019	▪ Grant date value of equity awards (Stock Options and Performance Restricted Stock Units) granted in January 2020 for performance year ending 2019

** The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2019, using the SEC-required disclosure rules. It is important to recognize that 2019 Total Direct Compensation determined by the Compensation and Benefits Committee is different than the amounts disclosed below. See page 54 for key differences between the Summary Compensation Table and Total Direct Compensation awarded by the Compensation and Benefits Committee for 2019 Performance.

A portion of the 2018 to 2019 total compensation increase is due to the Company's transition from the Portfolio Grant program, a cash-based program, to equity awards starting in 2019. See footnote 3 for more detail.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2),(3)	Option Awards(2),(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total(3)
S.J. Squeri	2019	$1,500,000	$7,000,000	$10,318,663	$2,439,992	$1,875,000	$83,985	$578,362	$ 23,796,002
Chairman and CEO	2018	$1,487,500	$5,850,000	$ 5,999,903	$1,499,996	$1,860,000	$ 758	$643,285	$ 17,341,442
	2017	$1,375,962	$7,000,000	$ 3,765,808	$5,384,176	$1,046,750	$60,075	$520,893	$ 19,153,664
J.C. Campbell	2019	$1,000,000	$5,300,000	$ 4,405,932	$ 899,979	$1,875,000	$ 0	$264,580	$ 13,745,491
Chief Financial Officer	2018	$1,000,000	$4,900,000	$ 3,120,447	$ 729,372	$1,860,000	$ 0	$254,833	$ 11,864,652
	2017	$1,019,231	$4,600,000	$ 2,024,562	$ 475,352	$1,185,000	$ 0	$312,122	$ 9,616,267
D.E. Buckminster	2019	$ 983,333	$5,700,000	$ 4,059,749	$ 959,993	$1,625,000	$68,497	$274,100	$ 13,670,672
Group President, Global Consumer Services Group	2018	$ 881,250	$4,500,000	$ 2,586,045	$ 613,855	$1,488,000	$ 0	$258,600	$ 10,327,750
	2017	$ 754,808	$3,350,000	$ 1,619,681	$2,630,276	$ 711,000	$46,428	$321,717	$ 9,433,910
A.D. Williams	2019	$ 841,667	$4,850,000	$ 3,467,769	$ 819,983	$1,250,000	$59,057	$240,332	$ 11,528,808
Group President, Global Merchant and Network Services	2018	$ 781,250	$3,700,000	$ 2,220,580	$ 529,371	$1,116,000	$ 0	$192,159	$ 8,539,360
L.E. Seeger	2019	$ 800,000	$2,350,000	$ 3,044,865	$ 719,983	$1,375,000	$ 0	$ 223,910	$ 8,513,758
Chief Legal Officer	2018	$ 800,000	$2,500,000	$ 2,023,953	$ 475,896	$1,364,000	$ 0	$ 223,910	$ 7,387,759
	2017	$ 815,385	$5,034,000	$ 1,619,681	$ 380,289	$ 869,000	$ 0	$265,679	$ 8,984,034

(1) The amounts in this column reflect AIA cash payments for annual performance. Mr. Campbell's 2019 amount excludes $100,000 that was made in the form of RSUs granted in January 2020 to comply with regulatory guidance that at least 50% of incentive compensation be deferred. Payment of these RSUs is deferred for three years from the grant date, subject to positive net income performance but not to continued employment.

(2) Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10 Stock Plans, to our Consolidated Financial Statements contained in our 2019 Annual Report on Form 10-K.

(3) For each executive's stock award, the maximum value as of the grant date, assuming the highest level of performance will be achieved and based on the closing price of the Company's common shares on the NYSE on the grant date, is as follows: Messrs. Squeri ($11,711,865), Campbell ($4,919,781), Buckminster ($4,607,814) and Williams ($3,935,926) and Ms. Seeger ($3,455,962).

A portion of the change from 2018 to 2019 under the "Stock Awards" and "Option Awards" columns is due to the Company's transition from the Portfolio Grant program, a cash-based program, to equity awards starting in 2019. SEC rules require that cash incentives under the Portfolio Grant program are reported under the "Non-Equity Incentive Plan Compensation" column following the conclusion of the three-year performance cycle. Conversely, equity awards are reported under the "Stock Awards" and "Option Awards" columns as compensation for the year in which the grants were made. Therefore, as a result of the transition from the Portfolio Grant program, cash incentive amounts that would have been disclosed as 2021 compensation in the Company's 2022 Proxy Statement are now disclosed as 2019 compensation in this 2020 Proxy Statement. For enhanced comparability of 2019 and 2018 total compensation, the following shows 2019 total compensation excluding the impact of the elimination of the Portfolio Grant program:

S.J. Squeri: $20,972,396

J.C. Campbell: $12,176,779

D.E. Buckminster: $12,311,128

A.D. Williams: $10,483,000

L.E. Seeger: $7,363,300

(4) The 2019 amounts in this column reflect the cash payment made to the NEO in respect of a payout under the PG 2017-19 awards granted in 2017, in accordance with award terms.

(5) The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. Mr. Campbell and Ms. Seeger are not eligible to participate in the defined benefit plan due to their employment commencement dates.

(6) See the All Other Compensation table on the following page for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[(1)]	Tax Payments/ Reimbursements[(2)]	Company Contributions to Defined Contribution Plans[(3)]	Executive Life Insurance[(4)]	Total
S.J. Squeri	2019	$304,329	N/A	$270,000	$4,033	$578,362
	2018	$384,242	N/A	$255,375	$3,668	$643,285
	2017	$101,831	N/A	$415,709	$3,353	$520,893
J.C. Campbell	2019	$ 76,840	N/A	$180,000	$7,740	$264,580
	2018	$ 67,093	N/A	$180,000	$7,740	$254,833
	2017	$ 72,170	N/A	$232,212	$7,740	$312,122
D.E. Buckminster	2019	$101,064	$ 0	$169,500	$3,536	$274,100
	2018	$108,566	$ 0	$146,813	$3,221	$258,600
	2017	$ 96,944	$ 0	$221,858	$2,915	$321,717
A.D. Williams	2019	$ 88,442	N/A	$147,750	$4,140	$240,332
	2018	$ 59,206	N/A	$128,813	$4,140	$192,159
L.E. Seeger	2019	$ 72,170	N/A	$144,000	$7,740	$223,910
	2018	$ 72,170	N/A	$144,000	$7,740	$223,910
	2017	$ 72,170	N/A	$185,769	$7,740	$265,679

(1) See the Perquisites and Other Personal Benefits table on the following page for additional information regarding the components of this column.

(2) For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2019, American Express realized a foreign tax credit of approximately $163,000 relating to payments made by the Company on Mr. Buckminster's behalf in previous years. This amount was returned to the Company and is not reflected in the table above.

(3) This column reflects Company contributions to the NEOs' accounts under the Company's RSP and RRP-RSP. See pages 61-63 for a further description of the RSP and the RRP-RSP.

(4) This column reflects income imputed to the NEOs under the Company's executive life insurance program.

Perquisites and Other Personal Benefits

Name	Year	Local and Other Travel Benefits(1)	Personal Use of Company Aircraft(1),(2)	Flexible Perquisite Allowance(3)	Home Security System(4)	Security During Personal Trips(4)	International Assignment/ Relocation(5)	Other Benefits(6)	Total
S.J. Squeri	2019	$23,843	$197,350	$35,000	$ 2,770	$36,496	N/A	$ 8,870	$304,329
	2018	$19,820	$198,219	$35,000	$81,482	$31,001	N/A	$18,720	$384,242
	2017	$30,000	$ 20,354	$35,000	N/A	N/A	N/A	$16,477	$101,831
J.C. Campbell	2019	$30,000	$ 11,840	$35,000	N/A	N/A	N/A	$ 0	$ 76,840
	2018	$30,000	$ 2,093	$35,000	N/A	N/A	N/A	$ 0	$ 67,093
	2017	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	$ 72,170
D.E. Buckminster	2019	$30,000	$ 6,861	$35,000	N/A	N/A	$29,203	$ 0	$101,064
	2018	$30,000	$ 8,154	$35,000	N/A	N/A	$34,693	$ 719	$108,566
	2017	$30,000	$ 0	$35,000	N/A	N/A	$31,225	$ 719	$ 96,944
A.D. Williams	2019	$30,000	$ 0	$35,000	N/A	N/A	N/A	$23,442	$ 88,442
	2018	$ 0	$ 0	$35,000	N/A	N/A	N/A	$24,206	$ 59,206
L.E. Seeger	2019	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	$ 72,170
	2018	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	$ 72,170
	2017	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	$ 72,170

(1) For 2019, local and other travel benefits include local travel allowance for NEOs other than Mr. Squeri. The Company's security policy requires the CEO to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, the cost of trip-related crew hotels and meals, and landing and ground handling fees. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

(2) The CEO's personal use of Company aircraft is limited to $200,000 per year and the CEO is required to reimburse the Company any incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use. Messrs. Campbell and Buckminster's 2019 amounts are in connection with personal travel in accordance with appropriate approvals.

(3) The amount in this column reflects the perquisite allowance paid to the NEOs.

(4) The amounts in these columns include costs associated with home security and security during personal trips for Mr. Squeri.

(5) The amounts shown include international tax and reporting services (not payments or reimbursements) in connection with Mr. Buckminster's repatriation to the U.S. due to trailing tax liabilities. The services provided to Mr. Buckminster are provided to all employees on international assignment.

(6) This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites and other personal benefits reported for the NEO. These other benefits consist of office parking, reimbursements for certain information technology services and, on occasion, use of the Company's tickets for sporting and entertainment events for personal rather than business purposes. We generally incur no incremental cost for the provision of such additional benefits.

Grants of Plan-Based Awards

The following table provides information on awards granted to each of our NEOs.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]				
Name	Award Type[1]	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Exercise Price or Base Price of Option Awards ($/sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[3]
S.J. Squeri	*AIA*		1/22/2019	$0	$4,500,000	$ 8,437,500					
	SO	1/29/2019	1/22/2019					104,407		$100.96	$ 2,439,992
	PRSU	1/29/2019	1/22/2019				0	96,671	116,005		$10,318,663
J.C. Campbell	*AIA*		1/22/2019	$0	$3,500,000	$ 6,562,500					
	SO	1/29/2019	1/22/2019					38,510		$100.96	$ 899,979
	RSU	1/29/2019	1/22/2019					5,942			$ 599,904
	PRSU	1/29/2019	1/22/2019				0	35,657	42,788		$ 3,806,028
D.E. Buckminster	*AIA*		1/22/2019	$0	$3,700,000	$ 6,937,500					
	SO	1/29/2019	1/22/2019					41,078		$100.96	$ 959,993
	PRSU	1/29/2019	1/22/2019				0	38,034	45,640		$ 4,059,749
A.D. Williams	*AIA*		1/22/2019	$0	$ 3,150,000	$ 5,906,250					
	SO	1/29/2019	1/22/2019					35,087		$100.96	$ 819,983
	PRSU	1/29/2019	1/22/2019				0	32,488	38,985		$ 3,467,769
L.E. Seeger	*AIA*		1/22/2019	$0	$ 1,600,000	$3,000,000					
	SO	1/29/2019	1/22/2019					30,808		$100.96	$ 719,983
	PRSU	1/29/2019	1/22/2019				0	28,526	34,231		$ 3,044,865

1. Award types

AIA: The AIA is an annual cash-denominated performance-based component of executive compensation. Performance is measured against measurable goals and actual amounts paid are based on 2019 performance. Additional information regarding how the payout amounts for these awards are determined is on pages 46-47.

Stock Option: Options have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date. The exercise price of these awards is the closing price of the Company's common shares on the NYSE on the grant date. Based on guidance from the Federal Reserve, the Company added a performance condition to the vesting of all Stock Option awards. Vesting of these awards is contingent on positive Cumulative Net Income during the three-year vesting period.

Performance Restricted Stock Units: These awards vest on the third anniversary of the grant date based on performance against the relative ROE and TSR targets during the performance period. See page 48 for additional information on our Performance Restricted Stock Unit program.

RSUs: For Mr. Campbell, RSUs were granted in connection with his 2018 AIA to comply with regulatory guidance. These RSUs are payable on the third anniversary of the grant date subject to positive Cumulative Net Income over 2019-21 and are not subject to continued employment.

2. Estimated future payouts under non-equity/equity incentive plan awards

The amounts shown under these columns represent potential threshold, target and maximum payouts for achievement of performance levels for awards granted.

AIA: Actual annual cash incentive payout amounts are determined by Company performance and an individual performance multiplier, ranging from 0% to 187.5% of target levels.

Performance Restricted Stock Units: Actual payout is determined by relative ROE and TSR multipliers, ranging from 0% to 120% of target levels.

3. Grant date fair value of stock awards

Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10, Stock Plans, to our Consolidated Financial Statements contained in our 2019 Annual Report on Form 10-K.

Awards may vest upon death, disability termination, retirement or, in certain circumstances, in connection with a change in control of the Company, as described in the Potential Payments Upon Termination or CIC table.

Outstanding Equity Awards at Fiscal Year-End 2019

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[a]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
S.J. Squeri	1/29/2019			104,407[1]	$100.96	1/29/2029			96,671[d]	$12,034,573
	1/23/2018			66,225[1]	$ 97.98	1/23/2028			76,545[c]	$ 9,529,087
	10/31/2017			234,619[4]	$ 95.52	10/31/2024				
	1/24/2017			48,635[1]	$ 77.43	1/24/2027			48,635[c]	$ 6,054,571
	1/26/2015	27,777[1]	—		$ 83.30	1/26/2025				
	1/28/2014	26,260[1]	—		$ 86.64	1/28/2024				
J.C. Campbell	1/29/2019			38,510[1]	$100.96	1/29/2029			35,657[d]	$ 4,438,940
	1/29/2019								5,942[b]	$ 739,720
	4/30/2018			4,046[1]	$ 98.75	4/30/2028			5,057[c]	$ 629,546
	1/23/2018			27,770[1]	$ 97.98	1/23/2028			34,712[c]	$ 4,321,297
	1/24/2017			26,147[1]	$ 77.43	1/24/2027			26,147[c]	$ 3,255,040
	1/26/2016	36,726[1]	—		$ 55.09	1/26/2026				
	1/26/2015	25,777[1]	—		$ 83.30	1/26/2025				
	1/28/2014	21,008[1]	—		$ 86.64	1/28/2024				
	7/31/2013	49,785[1]	—		$ 73.77	7/31/2023				
	7/31/2013	24,892[3]	—		$ 73.77	7/31/2023				
D.E. Buckminster	1/29/2019			41,078[1]	$100.96	1/29/2029			38,034[d]	$ 4,734,853
	4/30/2018			8,093[1]	$ 98.75	4/30/2028			10,116[c]	$ 1,259,341
	1/23/2018			18,237[1]	$ 97.98	1/23/2028			22,796[c]	$ 2,837,874
	10/31/2017			117,309[4]	$ 95.52	10/31/2024				
	1/24/2017			20,918[1]	$ 77.43	1/24/2027			20,918[c]	$ 2,604,082
	1/26/2016	23,505[1]	—		$ 55.09	1/26/2026				
	1/26/2015	13,111[1]	—		$ 83.30	1/26/2025				
	1/28/2014	11,344[1]	—		$ 86.64	1/28/2024				
	1/29/2013	16,354[1]	—		$ 59.45	1/29/2023				
	1/24/2012	19,493[2]	—		$ 49.23	1/24/2022				
	1/27/2011	19,779[2]	—		$ 44.54	1/27/2021				
A.D. Williams	1/29/2019			35,087[1]	$100.96	1/29/2029			32,488[d]	$ 4,044,431
	4/30/2018			8,093[1]	$ 98.75	4/30/2028			10,116[c]	$ 1,259,341
	1/23/2018			14,507[1]	$ 97.98	1/23/2028			18,133[c]	$ 2,257,377
	10/31/2017			117,309[4]	$ 95.52	10/31/2024				
	1/24/2017			18,303[1]	$ 77.43	1/24/2027			18,303[c]	$ 2,278,540
	1/26/2016	21,668[1]	—		$ 55.09	1/26/2026				
	1/26/2015	8,444[1]	—		$ 83.30	1/26/2025				
	1/28/2014	7,563[1]	—		$ 86.64	1/28/2024				
	1/29/2013	11,322[1]	—		$ 59.45	1/29/2023				
	1/24/2012	13,495[2]	—		$ 49.23	1/24/2022				
L.E. Seeger	1/29/2019			30,808[1]	$100.96	1/29/2029			28,526[d]	$ 3,551,202
	4/30/2018			4,046[1]	$ 98.75	4/30/2028			5,057[c]	$ 629,546
	1/23/2018			16,579[1]	$ 97.98	1/23/2028			20,723[c]	$ 2,579,806
	1/24/2017			20,918[1]	$ 77.43	1/24/2027			20,918[c]	$ 2,604,082
	1/26/2015	17,777[1]	—		$ 83.30	1/26/2025				

Exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except as noted below and that unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 63-66.

Notes Relating to Option Awards

(1) These SOs vest 100% on the third anniversary of the grant date, subject to positive Cumulative Net Income over the three-year performance period starting with the year of grant.

(2) These SOs vested 25% on the first, second, third and fourth anniversaries of the grant date.

(3) These SOs vested on January 29, 2016, as a result of satisfaction of the performance criteria, which was positive Cumulative Net Income over the three-year performance period (2013-2015).

(4) These SOs vest on October 31, 2020, and have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of 30% above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative GAAP net income for the three-year period and (iii) a three-year service condition. The stock price goal was satisfied during 2019. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

Notes Relating to Stock Awards

(a) The market value of the stock awards is based on the closing price per share of our stock on December 31, 2019, which was $124.49.

(b) These awards will be payable on the third anniversary of the grant date subject to positive Cumulative Net Income and are not subject to continued employment.

(c) These awards vest on the third anniversary of the grant date, subject to our achieving average annual ROE of 23-27% for the 2018 and 2017 awards over the vesting period. The number of awards above is based on the trend in performance and projected payout as of December 31, 2019.

(d) These awards vest on the third anniversary of the grant date, subject to the Company's relative ROE and relative TSR, as compared to the Company's Performance Peers listed on page 48. The number of awards above is based on the trend in performance and projected payout as of December 31, 2019.

Option Exercises and Stock Vested in 2019

The following table contains information about exercises of SOs by the NEOs and shares acquired by the NEOs upon the vesting of PRSUs, in each case during 2019.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
S.J. Squeri	101,964	$6,466,764	68,312	$6,883,800
J.C. Campbell	—	—	36,726	$3,700,879
D.E. Buckminster	94,488	$7,167,151	23,505	$2,368,599
A.D. Williams	—	—	21,668	$2,183,484
L.E. Seeger	29,381	$1,884,779	29,381	$2,960,723

(1) Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

(2) Amounts reflect the market value of our common stock on the day on which the PRSUs vested.

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the American Express Retirement Plan and the American Express RRP-Retirement Plan, a nonqualified plan, except for Mr. Campbell and Ms. Seeger who are not eligible to participate in these plans due to their employment commencement date.

Pension Benefits 2019

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
S.J. Squeri	Retirement Plan	34	$ 387,309	$0
	RRP-Retirement Plan		$ 724,296	$0
	Total		$1,111,605	$0
D.E. Buckminster	Retirement Plan	33	$ 352,906	$0
	RRP-Retirement Plan		$ 458,383	$0
	Total		$ 811,289	$0
A.D. Williams	Retirement Plan	29	$ 264,228	$0
	RRP-Retirement Plan		$ 198,794	$0
	Total		$ 463,022	$0

(1) PVAB was determined using the same measurement date (December 31, 2019) and assumptions as used for financial reporting purposes:

- Discount rate equal to 3.15%
- Pri-2012 Mortality Table projected with MP-2019 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement

Retirement Plan. Messrs. Squeri, Buckminster and Williams participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. employees. Benefit accruals were discontinued in the Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2019, the interest rate was 5%.

RRP-Retirement Plan. Each RRP participant who participated in the Retirement Plan has a Retirement Plan-related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. RRP-Retirement Plan benefits accrued and vested in a similar manner to benefits under the Retirement Plan. Benefit accruals were discontinued in the RRP-Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances at the same interest rate as the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. Lump sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

Nonqualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RRP-RSP accounts and the deferred compensation programs. These programs are unfunded, unsecured deferred compensation programs.

Nonqualified Deferred Compensation 2019

Name	Plan Name	Executive Contributions in Last FY	Company Contributions in Last FY(1)	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(3)
S.J. Squeri	RRP-RSP	N/A	$261,000	$ 939,909	$ 0	$ 5,072,108
	Deferral Plan	$808,500	N/A	$ 623,926	$ 112,657	$ 5,625,238
	Total	$808,500	$261,000	$1,563,835	$ 112,657	$10,697,346
J.C. Campbell	RRP-RSP	N/A	$154,800	$ 155,705	$ 0	$ 1,094,902
	Deferral Plan	$337,200	N/A	$ 267,223	$ 0	$ 1,777,524
	Total	$337,200	$154,800	$ 422,928	$ 0	$ 2,872,426
D.E. Buckminster	RRP-RSP	N/A	$144,300	$ 92,807	$ 0	$ 1,740,753
	Deferral Plan	$312,200	N/A	$1,154,700	$210,588	$ 9,635,115
	Total	$312,200	$144,300	$1,247,507	$210,588	$11,375,868
A.D. Williams	RRP-RSP	N/A	$122,550	$ 331,664	$ 0	$ 1,847,907
	Deferral Plan	$255,700	N/A	$ 229,699	$ 0	$ 1,257,781
	Total	$255,700	$122,550	$ 561,363	$ 0	$ 3,105,688
L.E. Seeger	RRP-RSP	N/A	$118,800	$ 95,489	$ 0	$ 696,410
	Deferral Plan	$181,200	N/A	$ 176,747	$ 0	$ 866,578
	Total	$181,200	$118,800	$ 272,236	$ 0	$ 1,562,988

(1) The amounts in this column are also included in the Summary Compensation Table on page 56 under “All Other Compensation.”

(2) Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the Self-Directed Brokerage Account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the deferral plan; therefore, no earnings are reported in the Summary Compensation Table.

(3) Of the total amounts shown in this column, the following amounts have been reported as “Salary,” “Bonus” or “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table in this proxy statement and prior years’ proxy statements: for Mr. Squeri, $4,080,721; for Mr. Campbell, $1,450,277; for Mr. Buckminster, $1,928,940; for Mr. Williams, $436,075; and for Ms. Seeger, $654,700. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO; and 2) amounts reported in prior years’ proxy statements as above-market earnings on deferred compensation.

RSP. All U.S. active participants, including the NEOs, are immediately 100% vested in the Company matching contribution, which is generally up to 6% of total pay (base pay and eligible incentive pay capped at one times base pay).

The Company may also contribute an annual discretionary profit sharing amount for eligible U.S. employees based on the Company’s annual performance. As a result of the Company’s 2019 performance, the Board approved a profit sharing contribution of 3% of total pay for eligible U.S. employees (including NEOs). Company profit sharing contributions generally vest on the third anniversary of an employee’s service with the Company.

For Company employees who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay was generally also contributed. The percentage was based on an individual’s projected age and service as of December 31, 2008. Conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other employees.

RRP-RSP. Each RRP participant has a RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The Company matches employee contributions in the RRP-RSP account up to 6% of total pay in excess of IRS compensation limits, only to the extent the employee voluntarily defers compensation under the Company’s Nonqualified Deferral Plan. Conversion contributions in the RRP-RSP were stopped as described above for the RSP. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the nonqualified Deferral Plan. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years.

Participants are allowed to make a one-time change to the form of payment for their RRP-RSP benefits so long as the change is made at least one year before the participant's separation from service and the payment commencement date is delayed by at least five years. The payment election and any one-time change to the payment election apply to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump sum election for contributions attributable through the first full year of participation, which is not subject to any one-time change.

Deferral Plan. As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior-level U.S.-paid employees with an annual opportunity to defer a portion of their base salary or annual cash incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings. Earnings for U.S.-paid NEOs on deferral balances are based on investment options similar to those offered under the RSP (other than the Company Stock Fund and the Self-Directed Brokerage Account). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan allows for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules up until December 31, 2010.

Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2019, under various scenarios, including a CIC. The tables do not include the pension benefits nor nonqualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2019 and Nonqualified Deferred Compensation 2019 tables on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2019. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance.

Potential Payments Upon Termination of Employment/CIC as of December 31, 2019

S.J. Squeri

	Death[(a)]	Disability[(a)]	Retirement[(b)]	Termination w/o Cause not in Connection with CIC[(c)]	Termination w/o Cause or Constructive Term. in Connection with CIC[(d)]
Incremental Benefits Due to Termination Event[(1)]					
Severance	$ 0	$ 0	$ 0	$ 9,000,000	$ 9,000,000
Value of LTIA[(2)]	$ 21,288,182	$21,288,182	$ 20,422,229	$ 19,400,149	$ 21,288,182
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan	$ 0	$ 106,849	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 449,973	$ 160,727	$ 125,727
Total Value of Incremental Benefits	***$21,288,182***	***$21,395,031***	***$20,872,202***	***$28,560,876***	***$30,413,909***

J.C. Campbell

	Death[(a)]	Disability[(a)]	Voluntary Resignation[(b)]	Termination w/o Cause not in Connection with CIC[(c)]	Termination w/o Cause or Constructive Term. in Connection with CIC[(d)]
Incremental Benefits Due to Termination Event[(1)]					
Severance	$ 0	$ 0	$ 0	$ 6,750,000	$ 6,750,000
Value of LTIA[(2)]	$ 16,131,699	$ 16,131,699	$739,720	$10,786,618	$15,646,699
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan	$ 0	$ 141,704	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 0	$ 166,410	$ 131,410
Total Value of Incremental Benefits	***$16,131,699***	***$16,273,403***	***$739,720***	***$17,703,028***	***$22,528,109***

D.E. Buckminster

	Death[(a)]	Disability[(a)]	Retirement[(b)]	Termination w/o Cause not in Connection with CIC[(c)]	Termination w/o Cause or Constructive Term. in Connection with CIC[(d)]
Incremental Benefits Due to Termination Event[(1)]					
Severance	$ 0	$ 0	$ 0	$ 7,050,000	$ 7,050,000
Value of LTIA[(2)]	$ 9,099,860	$9,099,860	$ 8,858,081	$ 8,155,843	$ 9,099,860
Deferred Compensation	$ 0	$ 0	$ 0	$ 12,172	$ 12,172
Retirement Savings Plan	$ 0	$ 143,594	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 382,149	$ 162,414	$ 127,414
Total Value of Incremental Benefits	***$9,099,860***	***$9,243,454***	***$9,240,230***	***$15,380,429***	***$16,289,446***

A.D. Williams

	Death[(a)]	Disability[(a)]	Voluntary Resignation[(b)]	Termination w/o Cause not in Connection with CIC[(c)]	Termination w/o Cause or Constructive Term. in Connection with CIC[(d)]
Incremental Benefits Due to Termination Event[(1)]					
Severance	$ 0	$ 0	$0	$ 6,000,000	$ 6,000,000
Value of LTIA[(2)]	$ 15,814,718	$ 15,814,718	$0	$14,870,702	$15,491,385
Deferred Compensation	$ 0	$ 0	$0	$ 0	$ 0
Retirement Savings Plan	$ 0	$ 295,435	$0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$0	$ 166,167	$ 131,167
Total Value of Incremental Benefits	***$15,814,718***	***$16,110,153***	***$0***	***$21,036,869***	***$21,622,552***

L.E. Seeger

	Death(a)	Disability(a)	Retirement(b)	Termination w/o Cause not in Connection with CIC(c)	Termination w/o Cause or Constructive Term. in Connection with CIC(d)
Incremental Benefits Due to Termination Event(1)					
Severance	$ 0	$ 0	$ 0	$ 3,600,000	$ 3,600,000
Value of LTIA(2)	$ 4,276,114	$4,276,114	$7,799,742	$ 4,276,114	$ 4,276,114
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan	$ 0	$ 175,663	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 0	$ 166,086	$ 131,086
Total Value of Incremental Benefits	***$4,276,114***	***$4,451,777***	***$7,799,742***	***$8,042,200***	***$8,007,200***

(1) An NEO in the U.S. is "retirement eligible" if he/she is at least age 55 with ten or more actual or deemed years of service to the Company prior to termination of service. With respect to LTIA granted, once retirement eligible, all LTIA outstanding for more than one year will vest in full upon retirement, subject to applicable performance, and once a NEO is at least age 62 with ten or more actual or deemed years of service to the Company, all outstanding LTIA will vest in full upon retirement, subject to applicable performance.

For Messrs. Squeri and Buckminster and Ms. Seeger, the scenarios shown that are noted with columns (a), (c) and (d) include the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement. Mr. Campbell is eligible to receive RSUs granted in lieu of AIA subject to positive net income performance but not continued employment. Therefore, for Mr. Campbell, the scenarios shown that are noted with columns (a), (c) and (d) include the incremental benefit that he would receive under these scenarios over and above what he would otherwise receive upon voluntary resignation.

(2) Value of LTIA. For PRSUs, the value reflects the target value. For SOs, the value reflects the "in the money" value of SOs that vest upon termination of employment or termination following CIC. PRSU and SO values are based on a share price of $124.49, the closing price per share of our stock as of December 31, 2019. With respect to PGs, the value reflects the target value, except the values for Death and Disability, which reflect the rate at which the PGs were being accrued, and except for termination following CIC, which reflects the PG's target value adjusted by the applicable payout percentage. PG 2017-19 is excluded from these values because payout under this grant is included under the Summary Compensation Table as 2019 compensation. See details below for impact of performance on actual payout.

a. Death and Disability. An NEO or his/her designated beneficiary or estate would receive:

   i. Pro Rata Bonus: A pro rata AIA for the year of termination at the end of the performance period, subject to the Compensation and Benefits Committee's discretion.

   ii. Value of LTIA: Vesting of 100% of outstanding SOs and PRSUs. PG award vesting is based on the accrual rate at the time of death or disability. For Messrs. Squeri, Buckminster and Williams, the awards granted on October 31, 2017 will be delivered subject to award terms.

   iii. RSP and RRP-RSP: Immediate vesting of any unvested account balances related to Company contributions. Upon disability, future Company contributions in the RSP through age 65.

b. Retirement/Voluntary Resignation. For non-retirement eligible NEOs, 100% of AIA bonus and 100% of unvested LTIA will be forfeited. For Messrs. Squeri, Buckminster and Williams unvested awards granted on October 31, 2017 are also forfeited.

   Messrs. Squeri and Buckminster and Ms. Seeger are retirement eligible, they would receive:

   i. Pro Rata Bonus: A pro rata AIA for the year of termination, subject to Compensation and Benefits Committee's discretion.

   ii. Value of LTIA:

   - SOs: For Messrs. Squeri and Buckminster and Ms. Seeger, all unvested SOs (except October 31, 2017 SOs) outstanding for more than one year continue to vest, subject to performance.
   - PG: For Messrs. Squeri and Buckminster and Ms. Seeger, 100% of the grants continue to vest in full if outstanding more than one year, subject to performance.
   - PRSUs For Messrs. Squeri and Buckminster and Ms. Seeger, all unvested PRSUs outstanding for more than one year continue to vest, subject to performance. Upon voluntary resignation, Mr. Campbell is eligible to receive RSUs granted in lieu of AIA because this award payout is not subject to continued employment.

   iii. Other Benefits: For retirement eligible NEOs, this section also includes the payment of unused accrued and unaccrued vacation for the calendar year, and the cash surrender value and projected lump-sum payment related to the life insurance under our Key Executive Life Insurance Plan. For Messrs. Squeri and Buckminster, approximately $15,000 and $10,000, respectively, is for the cash surrender value and approximately $426,000 and $345,000 is the projected lump-sum payment, respectively.

c. Termination without Cause Not in Connection with a CIC. In the event of termination without cause not in connection with a CIC, an NEO would receive:

   i. Severance: One and a half years of base salary and target AIA paid serially.

   ii. Pro Rata Bonus: A pro rata portion of the target AIA for the year of termination is paid out at the end of the performance period, subject to Compensation and Benefits Committee's negative discretion.

   iii. Value of LTIA:

   - Non-retirement eligible employees: All LTIA continue to vest and are canceled upon the earlier of the end of the severance period or commencement of full-time outside employment. SOs remain exercisable during the severance period and are canceled on the earlier of their expiration date, the end of the severance period or the commencement of full-time outside employment.
   - Retirement eligible employees: LTIA will vest as described in footnote 2(b) above. The termination of service date is the end of the serial severance period. As a result, all unvested LTIA will fully vest for Messrs. Squeri, Buckminster and Williams and Ms. Seeger.
   - PSO: For Messrs. Squeri, Buckminster and Williams, awards granted on October 31, 2017 are subject to pro-rata vesting based on defined events.

   iv. Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 2.52% for 1994–2004 programs) on the grandfathered amounts (amounts that were earned and vested on or prior to December 31, 2004). Grandfathered amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

v. Other Benefits: One and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post-2003 Key Executive Life Insurance Plans; perquisite allowance for the year of termination; and outplacement services.

d. Termination without Cause or Constructive Termination in Connection with a CIC. In the event of termination without cause or constructive termination in connection with a CIC, an NEO would receive:

i. Severance: One and a half years of base salary and target AIA paid serially.

ii. Pro Rata Bonus: A pro rata portion of the target AIA for the year of termination is paid out at the end of the performance period, subject to the Compensation and Benefits Committee's negative discretion.

iii. Value of LTIA: Upon employment termination ("double trigger"), 100% of SOs vest. PRSUs vest considering performance requirement attainment. A pro rata portion of PG awards vest considering average of the payout percentages for the last two PG programs paid out before the CIC. For Messrs. Squeri, Buckminster and Williams awards granted on October 31, 2017 will vest in full subject to the performance condition being met.

iv. Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 2.52% for 1994-2004 programs) on the grandfathered amounts (amounts that were earned and vested prior to December 31, 2004). Grandfathered amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

v. Other Benefits: One and a half years of contribution to U.S. medical, dental and health savings accounts, premiums toward basic life insurance and post-2003 Key Executive Life Insurance Plans, outplacement services.

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued to employees or non-employees (such as consultants or advisors) as of December 31, 2019. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans, each of which was approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	4,171,773	$72.70	9,497,564
Equity compensation plans not approved by shareholders	0	0	0
TOTAL	**4,171,773**	**$72.70**	**9,497,564**

Pay Ratio

Our CEO to median compensated employee pay ratio is 367:1, with the 2019 Summary Compensation Table annual total compensation amount for Mr. Squeri being $23,796,002 and the equivalent annual total compensation for the identified median compensated employee being $64,803.

We identified a new median compensated employee this year considering increases in our employee population since our 2018 calculation and disclosure.

To determine our median compensated employee, we reviewed our worldwide employee population, consisting of approximately 22,000 U.S. employees and 41,000 non-U.S. employees, excluding our CEO, who were employed by us as of November 30, 2019. As our non-U.S. employees exceed 5% of our worldwide employee population, we applied the de minimis exception to exclude all non-U.S. employees in certain jurisdictions that were not representative of our worldwide employee population across various job levels.* As a result, our median compensated employee determination includes approximately 61,000 permanent Company employees, whether full-time or part-time, which represents approximately 96% of our worldwide employee population as of November 30, 2019.

To identify our median compensated employee from the selected employee population, we used base salary or wages plus overtime pay as of November 30, 2019, as well as annual bonus, long-term incentive awards and one-time payments for 2019, as the most appropriate measure of compensation. We used annualized base salary compensation for full-time employees that were newly hired in 2019, and we did not make any cost-of-living adjustments.

To calculate the annual total compensation for our median compensated employee, we used a consistent methodology as used for the 2019 Summary Compensation Table. We did not make any assumptions, adjustments, or estimates with respect to annual total compensation.

* Approximate excluded employee count by each country follows: Austria (66), Belgium (149), Brazil (33), Jersey (8), Chile (11), China (141), Czech Republic (23), Denmark (1), Finland (3), Germany (460), Hungary (12), Indonesia (5), Ireland (4), Korea (21), New Zealand (88), Netherlands (282), Norway (2), Poland (40), Russia (64), Sweden (293), Switzerland (6), Thailand (280) and Turkey (4).

Item 4: Approval of the Amended and Restated Incentive Compensation Plan

In March 2020, upon the recommendation of the Compensation and Benefits Committee, the Board approved the amendment and restatement of the American Express Company 2016 Incentive Compensation Plan (2016 Plan), subject to shareholder approval. The 2016 Plan allows us to grant the equity and cash incentive compensation awards that are the key elements of our compensation philosophy and practices. The 2016 Plan will become effective upon shareholder approval.

Our Board of Directors recommends a vote **FOR** the Proposal

Background

The 2016 Plan was originally adopted by our Board, and approved by our shareholders at our 2016 Annual Meeting. The Company is submitting this proposal to the shareholders considering shareholders' preference for more frequent requests for approval of a smaller number of shares, as opposed to less frequent proposals for a larger quantity.

The closing stock price of a common share reported on the NYSE on March 9, 2020, our record date, was $98.29 per share.

Purpose and Importance of the 2016 Plan

The 2016 Plan enables the Company to:

- Attract, motivate and retain highly qualified and experienced employees at all levels of the Company as well as non-employee directors
- Align employee and shareholder interests in the creation of shareholder value
- Incentivize short- and long-term financial and operational performance
- Adapt to evolving best practices in compensation

Material Changes to 2016 Plan

- Authorize an additional 7,000,000 shares bringing the total number of shares available for grant after the approval to approximately 14,300,000. The maximum number of shares that were available for issuance under the 2016 Plan upon its initial adoption was 17,500,000 shares.
- Eliminate provisions related to the qualified performance-based compensation exception under Section 162(m) of the Internal Revenue Code, which was repealed by the Tax Cuts and Jobs Act of 2017, while retaining individual award limits on the amount of cash and number of shares that can be granted under the plan on an annual basis.

The amended 2016 Plan maintains all of the key governance features as under the original plan.

2016 Plan Share Pool

In recommending the authorization of an additional 7,000,000 shares, the Compensation and Benefits Committee and the Board took into consideration the number of shares (approximately 7,300,000)[1] currently available under the 2016 Incentive Compensation Plan out of the maximum number of shares that were available for issuance under the 2016 Plan upon its initial adoption (17,500,000 shares).

Equity awards are an important component of our compensation structure, and we have historically maintained a reasonable burn rate and dilution.

(1) Assumes that unvested Performance RSUs vest at target. Actual number will be lower if Performance RSUs vest at above-target level and vice-versa.

Highlights of the 2016 Plan

The 2016 Plan reflects market and corporate governance best practices, based on a review conducted with the help of outside advisors, including the Compensation and Benefits Committee's independent compensation consultant, Semler Brossy. Set forth below are key features of the 2016 Plan. A more detailed summary is included under "Summary of 2016 Plan" beginning on page 70.

2016 Plan Does

- ✓ Provide for a minimum one-year vesting period subject to certain limited carve outs
- ✓ Include limits on the number of shares or cash amounts that may be granted to any individual employee in a year
- ✓ Include a limit on the value of equity-based awards that may be granted to any individual non-employee director in a year
- ✓ Provide for recycling of shares back to the plan pool only in the event of forfeiture or cancellation
- ✓ Provide for forfeiture/clawback of incentive awards under certain circumstances
- ✓ Provide for administration by an independent Board committee

2016 Plan Does Not

- X Permit single-trigger vesting on a change in control (except in the sole circumstance where an acquirer does not assume outstanding awards)
- X Permit liberal share recycling
- X Permit direct or indirect repricing of underwater stock options without shareholder approval
- X Permit the grant of options with below-market exercise prices
- X Permit excise tax gross-ups
- X Include any "evergreen" provisions that automatically add shares to the plan without shareholder approval
- X Permit the grant of reload options
- X Permit loans for payment of exercise prices or taxes
- X Permit "net share counting" upon the exercise of options and stock appreciation rights
- X Permit the recycling of shares underlying awards that are settled in cash

Summary of 2016 Plan

The full text of the 2016 Plan is attached to this proxy statement as Exhibit A. The principal terms of the 2016 Plan are described below, but the description is qualified in its entirety by reference to the 2016 Plan itself. The 2016 Plan will not become effective unless approved by our shareholders.

Eligible Participants	▪ All employees and other individuals performing services for the company are eligible to receive awards under the 2016 Plan. ▪ Generally, on an annual basis approximately 5,000 employees, including all executive officers and all 12 non-employee directors, may be considered for awards.
Types of Awards	The 2016 Plan allows for the granting of stock options (both non-qualified and incentive), stock appreciation rights, restricted stock, restricted stock units, performance grants, dividend equivalents and awards providing benefits similar to the foregoing awards. ▪ The Compensation and Benefits Committee has the authority to grant and set the terms of awards made to participants other than non-employee directors, including if it chooses, the authority to adopt subplans for non-U.S. participants. ▪ The Board has the authority to grant and set the terms of awards made to non-employee directors and, with respect to those awards, to exercise all authority of the Compensation and Benefits Committee described below. ▪ Awards under the 2016 Plan may be paid in cash, common shares, or other property as determined by the Compensation and Benefits Committee.
Available Shares	The maximum number of shares that were available for issuance under the 2016 Plan upon its initial adoption was 17,500,000 shares, of which approximately 7,300,000[(1)] shares remained available for grant as of March 1, 2020. The maximum number of available shares is being increased by an additional 7,000,000 shares. If the amended 2016 Plan is approved, the maximum number of shares that may be issued under the 2016 Plan after March 1, 2020 will be approximately 14,300,000. Awards will be counted against the 2016 Plan reserve on the date of grant, based on the maximum number of shares that may be issued pursuant to the award. Common shares issued under the 2016 Plan may come from newly issued, treasury or reacquired shares, or any combination thereof. Shares underlying awards that are forfeited, cancelled, expired or otherwise terminated without the issuance of shares become available for re-issuance under the 2016 Plan. The following shares underlying awards do NOT become available for reissuance under the 2016 Plan: ▪ Shares used to satisfy tax withholding obligations or to cover payments in connection with the net settlement of outstanding options or stock appreciation rights ▪ Shares repurchased on the open market with the proceeds from the payment of exercise price of stock options ▪ Shares underlying awards that are settled in cash
Annual Award Limits (Participants Other than Non-Employee Directors)	▪ No participant shall be granted more than 2,000,000 shares subject to stock options and stock appreciation rights in any one calendar year. ▪ No participant shall receive more than 1,000,000 shares of restricted stock or shares underlying restricted stock units in any one calendar year (excluding any restricted stock or restricted stock units issued in satisfaction of performance grants that are made in lieu of awards that have been denominated in cash). ▪ No participant shall be paid more than $20,000,000 in cash, shares or other property (including restricted stock or restricted stock units) under performance grants in any one calendar year.
Annual Award Limits (Non-Employee Directors)	▪ No non-employee director may be granted equity-based awards in any one calendar year for services as a non-employee director with an aggregate fair market value (determined on the award grant date) in excess of $500,000.
Minimum Vesting Periods	▪ All awards will have a minimum exercisability or vesting period of at least one year except for: — Limited exceptions for death, disability, retirement, and certain corporate transactions (Defined Events) — Up to a maximum of five percent (5%) of the maximum aggregate number of shares under the 2016 Plan may be issued without regard for any minimum exercisability or vesting period requirements — The Compensation and Benefits Committee may adjust the vesting period for awards assumed by the Company in corporate transactions

(1) Assumes that unvested Performance RSUs vest at target. Actual number will be lower if Performance RSUs vest at above-target level and vice-versa.

Stock Options and Stock Appreciation Rights

- A stock option is the right to purchase a specified number of common shares for a fixed exercise price not less than the fair market value of the underlying common shares on the date of grant and a stock appreciation right is the right to receive cash, common shares or other property based on the increase in the value of the number of shares underlying the award over such fixed exercise price not less than the fair market value of the underlying common shares on the date of grant.
  - Limited exception for exercise price of awards assumed by the company in corporate transactions
- Fair market value of a share of common stock on a given date is determined by the closing price as reported by the company's principal stock exchange on such date.
- Stock option holder must be employed by or performing services for the Company or one of its affiliates from the date of grant through the date of exercise, in order to exercise an option or stock appreciation right, subject to limited exceptions.
- No longer than a ten-year term.

Restricted Stock and Restricted Stock Units

- Restricted stock is an award of common shares that is subject to a vesting period determined by the Compensation and Benefits Committee during which they cannot be transferred.
  - Prior to the expiration of the vesting period, a participant who has received an award of restricted stock has the right to vote and to receive dividends on the underlying unvested shares
  - Any dividends that are not paid currently may, at the Compensation and Benefits Committee's discretion, accrue interest or be reinvested into additional shares of restricted stock subject to the same vesting or performance conditions as the underlying award
- Restricted stock units are awards that are valued by reference to common shares which may be paid to a participant upon vesting in cash, common shares or other property.
  - Prior to the expiration of the vesting period, a participant who has received an award of restricted stock units will have no right to vote or to receive dividend equivalents unless otherwise determined by the Compensation and Benefits Committee

Performance Grants

- Performance grants, such as Annual Incentive Awards, are amounts payable in cash, common shares or other property as determined by the degree to which performance objectives are achieved during a specified period, subject to adjustments approved by the Compensation and Benefits Committee.
- Performance objectives may be based upon company, business unit, participant and/or other performance objectives, including but not limited to one or more of the following:
  - Revenue, revenue growth or product revenue growth
  - Net income (before or after taxes)
  - Earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization) or earnings per share
  - Shareholders' equity or return on shareholders' equity
  - Assets, return on assets or net assets
  - Capital or return on capital (including return on total capital or return on invested capital)
  - Book value or book value per share
  - Economic value-added models or equivalent metrics
  - Operating income (before or after taxes)
  - Pre- or after-tax income (before or after allocation of corporate overhead or incentive compensation)
  - Operating expenses or reengineering savings
  - Operating margins, gross margins or cash margin

	— Cash flow, cash flow per share (before or after dividends) or cash flow return on investment — Stock price or total shareholder return — Market share — Debt reduction — Comprehensive Capital Analysis and Review (CCAR) related capital ratios — Credit metrics — Regulatory achievements The Compensation and Benefits Committee may provide that, in measuring the achievement of the performance objectives, an award may include or exclude items such as realized investment gains and losses, extraordinary, unusual, non-recurring or infrequently recurring items, asset write-downs, effects of accounting changes, currency fluctuations, acquisitions, divestitures, reserve-strengthening and other non-operating items.
Transferability	A participant's rights in an award granted under the 2016 Plan may be assigned or transferred only in the event of death, or if permitted by the Compensation and Benefits Committee.
Change-in-Control	The Compensation and Benefits Committee may provide in an award agreement provisions relating to a "change-in-control" of the Company (as such term is defined in the award agreement), including without limitation the acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an award; provided that, in addition to any other conditions provided for in the award agreement: 1. any acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an award in connection with a change in control may occur only if (i) the change in control occurs and (ii) either (A) the employment of the participant is terminated ("double-trigger") or (B) the acquirer does not agree to the assumption or substitution of outstanding awards; 2. for any award that is earned or vested based upon achievement of performance objectives, any amount deemed earned or vested in connection with a change in control or associated termination of employment shall be based upon the degree of performance attainment and/or the period of time elapsed in the performance period as of the applicable date; and 3. for any award that constitutes nonqualified deferred compensation under Section 409A of the Code and provides for an accelerated payment in connection with a change in control (whether or not in conjunction with a termination of employment), "change in control" shall mean a change in control within the meaning of Section 409A for purposes of such accelerated payment provision.
Award Forfeiture Provisions	Awards may be subject to recoupment by the Company to the extent required by applicable law (including, without limitation, Section 10D of the Exchange Act and any regulations promulgated with respect thereto) or stock exchange listing conditions. See page 52 for more details.
Dilution and Other Adjustments	The 2016 Plan provides that in the event of any corporate transaction or change in corporate capitalization, the Compensation and Benefits Committee will make appropriate changes to the terms of the 2016 Plan (e.g., the maximum number or kind of shares that may be issued under the 2016 Plan and individual limits) and outstanding awards.
Tax Withholding	The exercise or payment of awards and the issuance of shares under the 2016 Plan is conditioned upon a participant making satisfactory arrangements for the satisfaction of any liability to withhold federal, state, local or foreign income or other taxes.
Plan Amendment	The 2016 Plan may be amended in whole or in part at any time and from time to time by the Board of Directors provided, however, that no amendment may be made without shareholder approval if such amendment would (a) increase the number of shares available for grant, (b) decrease the minimum stock option exercise price, (c) reduce the minimum vesting or performance periods under the Plan for awards, (d) change the aggregate or annual award limits, (e) amend or repeal the prohibitions against repricing or exchange of awards, or (f) adversely affect compliance with applicable laws, rules and regulations.

Certain U.S. Federal Income Tax Consequences of Awards

The following discussion is intended to provide only a general outline of the U.S. federal income tax consequences of participation in the 2016 Plan and the receipt of awards or payments thereunder by participants subject to U.S. taxes. It does not address any other taxes imposed by the U.S., taxes imposed by any state or political subdivision thereof or foreign jurisdiction, or the tax consequences applicable to participants who are not subject to U.S. taxes.

Generally, subject to applicable provisions of the Code and regulations thereunder, including Section 162(m), the Company is entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant.

Nonqualified stock options. A participant who exercises a nonqualified stock option recognizes taxable ordinary income in the year the option is exercised in an amount equal to the excess of the fair market value of the shares purchased on the exercise date over the exercise price.

Incentive stock options (ISO). A participant who exercises an ISO does not recognize ordinary income at the time of exercise (although the participant may be subject to the alternative minimum tax), and the Company is not entitled to a tax deduction. Upon the sale of shares obtained by exercising an ISO more than two years after grant and one year after exercise, the excess of the sale price of the shares over the exercise price of the ISO is taxed as long-term capital gain. If the shares are sold within two years of the grant date and/or one year of the date of exercise, the excess of the fair market value of the shares on the date of exercise (or sale proceeds if less) over the exercise price is taxed as ordinary income and any remaining gain is taxed as short-term capital gain.

Stock appreciation rights. A participant who exercises a stock appreciation right recognizes taxable ordinary income in the year the stock appreciation right is exercised in an amount equal to the cash and/or the fair market value of any shares received.

Restricted stock and restricted stock units. When shares of restricted stock vest or restricted stock units settle, the participant will recognize taxable ordinary income in an amount equal to the fair market value of the shares at that time less the amount, if any, paid for the shares. A participant may elect, by filing a timely election under Section 83(b) of the Code, to recognize taxable ordinary income in the year shares of restricted stock are granted in an amount equal to the excess of their fair market value at the grant date, determined without regard to certain restrictions, over the amount, if any, paid for the shares.

The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of awards, particular circumstances, or all awards available under the 2016 Plan. It is based on U.S. federal income tax law and interpretational authorities as of the date of this Proxy Statement, which are subject to change at any time.

New Plan Benefits

The specific benefits or amounts to be received by or allocated to participants and the number of shares to be granted under the 2016 Plan cannot be determined at this time because the amount and form of grants to be made to any eligible participant in any year is determined at the discretion of the Compensation and Benefits Committee or the Board, as applicable.

Aggregate Awards Granted

The following table sets forth information with respect to the number of shares subject to awards previously granted under the 2016 Plan since its inception through March 9, 2020, our record date, to each NEO, all current executive officers as a group, and all employees, including all current officers who are not executive officers, as a group. No non-employee director received awards under the 2016 Plan and there is no person who has received or as determined at this time, will receive 5% or more of the available shares under the 2016 Plan. This table includes shares subject to awards that may have been exercised, cancelled or forfeited:

Name	Number of Shares Underlying Options	Number of Shares Underlying Time-Based Restricted Stocks Units	Number of Shares Underlying Performance-Based Restricted Stocks Units
S.J. Squeri	566,158	N/A	294,634
J.C. Campbell	137,510	N/A	132,520
D.E. Buckminster	251,318	N/A	121,126
A.D. Williams	230,852	N/A	102,856
L.E. Seeger	106,419	N/A	96,800
All current executive officers as a group	1,591,771	N/A	1,130,079
All employees, including all current officers who are not executive officers, as a group	390,709	4,090,373	3,912,987

Equity Compensation Plan Information. For the information required by Item 201(d) of Regulation S-K under the Exchange Act, see "Equity Compensation Plans" beginning on page 67.

Shareholder Proposals

Item 5: Shareholder Proposal Relating to Action by Written Consent

Our Board recommends that you vote **AGAINST** this proposal.

Kenneth Steiner, 14 Stoner Ave, Apt. 2M Great Neck, NY 11021, has advised that he is the owner of not less than 500 common shares and that he intends for Mr. John Chevedden to introduce the following proposal on his behalf:

Proposal 5 — Adopt a New Shareholder Right-Written Consent

Shareholders request that our board of directors take the steps necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%-support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp. (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice.

The right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting. This also seems to be the conclusion of the Intel Corporation (INTC) shareholder vote at the Intel 2019 annual meeting.

The directors at Intel apparently thought they could divert shareholder attention away from written consent by making it easier for shareholders to call a special meeting. However Intel shareholders responded with greater support for written consent in 2019 compared to 2018.

Written consent also won 45%-support at The Bank of New York Mellon Corporation (BK) in 2018. In response to the 45%-vote BK adopted written consent in 2019.

Written consent also won 44%-support at Capital One Financial Corporation (COF) in 2018 and this increased to 56% support in 2019. Written consent won 47%-support at United Rentals, Inc. (URI) in 2018 and this increased to 51%-support in 2019. Written consent won 43%-support at Flowserve Corporation (FLS) in 2018 and this increased to 51%-support in 2019.

Plus the current 25% stock ownership at American Express to call a special meeting is on the high side. This 25% threshold has bureaucratic pitfalls that trigger minor shareholder errors that could mean that 50% of shares would need to ask for a special meeting in order to be sure of obtaining the threshold of 25% of requests without errors. One can be sure that management will have an eagle eye to spot any errors.

Please vote yes:
Adopt a New Shareholder Right-Written Consent—Proposal 5

Board of Directors Statement in Opposition

Our Board recommends a vote **AGAINST** this proposal because:

- Our shareholders may effect change by calling a special meeting to raise matters for the review and approval of all shareholders.
- Permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process for shareholders than the written consent process, as it provides all shareholders the opportunity to participate, deliberate and vote.
- Our Board believes that we have a robust corporate governance framework in place, including extensive and responsive shareholder outreach, that renders this proposal unnecessary.

Our Board has again carefully reviewed this proposal and continues to believe that its implementation is unnecessary, given the ability of shareholders to call special meetings which allow for shareholder action between annual meetings in an orderly and equitable manner. Furthermore, the Company's shareholders have previously agreed with the Board, with less than majority support for similar proposals submitted for the past six years.

As permitted by New York State law, the Company's bylaws provide that shareholders holding 25% or more of the Company's outstanding common shares may call a special meeting. The right to call a special meeting is a fair and transparent mechanism for shareholders to consider important matters. Our Board continues to believe that the 25% ownership requirement for the right of shareholders to call special meetings is a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders, who do not owe fiduciary responsibilities to other shareholders, could initiate actions that are not in the best interests of the majority of our shareholders or the Company. Additionally, given the Company's concentrated share ownership profile, our Board believes that the 25% special meeting threshold balances the need to empower shareholders with the need to protect the Company from short-termism and special interests.

Currently, shareholders may propose any proper matter for a vote either through a special meeting or at our annual meeting. Implementation of this shareholder proposal, by contrast, could permit fundamental corporate changes to occur outside of a meeting and without advance notice to all shareholders or time for thoughtful consideration and deliberation. Our Board believes that permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process than the action by written consent process as it provides all shareholders the opportunity to participate and vote. Meetings are held at a time, date and venue announced publicly in advance, and all shareholders receive prior notice of the meeting and are invited to attend, vote in person or by proxy, and make their views known. To the contrary, the shareholder proposal would allow shareholders owning slightly over 50% of the Company's outstanding shares to act on a significant matter without prior notice of the meeting to all shareholders and without affording all shareholders the opportunity to have a meaningful and structured exchange of views. This would disenfranchise shareholders who are not given the chance to participate. In addition, the action by written consent process could create substantial confusion and inefficiency for a widely held public company like American Express. Under the proposal, multiple shareholders could circulate duplicative or contradictory written consents at the same time, creating substantial confusion and disruption among shareholders. Such a disjointed process would not permit orderly debates on the merits of proposed actions. This disordered state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to shareholders.

Additionally, our Board believes that the strong corporate governance processes in place at the Company make the adoption of this shareholder proposal unnecessary. In addition to the special meeting right highlighted above, certain of our corporate governance practices and policies that serve to enhance Board accountability to shareholders include:

- Our adoption in 2016 of bylaw amendments that implement "proxy access," allowing eligible shareholders to include their own nominees for director in our proxy materials along with the Board-nominated candidates;
- Annual election of all directors;
- Majority vote standard to elect directors;
- Annual advisory vote to approve executive compensation;
- No supermajority voting provisions;
- Election of the Lead Independent Director by the independent directors with a clearly defined and robust role;
- Our meaningful director share ownership requirement;
- Our shareholders' right to directly communicate with and raise concerns to the Board or an individual director; and
- Our robust and ongoing shareholder engagement process that allows shareholders to bring matters to the attention of the Board and management outside of the annual meeting process; these engagements have informed the Board's decisions on such matters as executive compensation, board composition and workforce pay equity.

Board Recommendation

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of shareholders or the Company and is unnecessary, given the ability of shareholders to call special meetings and the Company's strong corporate governance practices and policies. Further, this shareholder proposal would circumvent the protections, procedural safeguards and advantages provided to all shareholders by shareholder meetings.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Item 6: Shareholder Proposal Relating to Gender/Racial Pay Equity

Our Board recommends that you vote **AGAINST** this proposal.

Arjuna Capital, 1 Elm Street, Manchester, MA 01944, on behalf of its client Katherine Overton Mountcastle, has advised that its client is the owner of more than $2,000.00 worth of common shares and that she intends for Arjuna Capital to introduce the following proposal on her behalf:

Gender/Racial Pay Equity

Whereas: The World Economic Forum estimates the gender pay gap costs the economy 1.2 trillion dollars annually. The median income for women working full time in the United States is 80 percent of that of men. This disparity can equal nearly half a million dollars over a career. Intersecting race, the gap for African American and Latina women is 60 percent and 55 percent. At the current rate, women overall will not reach pay equity until 2059, African American women until 2130, and Latina women until 2224.

United States companies have begun reporting statistically adjusted equal pay numbers, assessing the pay of men and women, minorities and non-minorities, performing similar jobs, but mostly ignore *median* pay gaps. Regulation in the United Kingdom mandates disclosure of median gender pay gaps. American Express reported an 18.9 percent median base pay gap and a 48.6 percent bonus pay gap for its United Kingdom operations, but has not published its global median pay gap.

American Express reports women and minorities earn 99 percent the compensation received by men and non-minorities on an equal pay basis. Yet, that statistically adjusted number is only half the story, failing to consider how discrimination affects opportunity. The objective of this proposal-median *pay gap disclosure*-addresses the structural bias that affects the jobs women and minorities hold, particularly when white men hold most higher paying jobs.

Women account for 55 percent of our company's workforce, but only 30 percent of senior leadership. *Mercer* finds female executives are 20 to 30 percent more likely to leave financial services careers than other careers. Actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Research from *Morgan Stanley, McKinsey,* and *Robeco Sam* suggests diverse leadership leads to superior stock performance and return on equity. *McKinsey* states, "the business case for the advancement and promotion of women is compelling." Best practices include "tracking and eliminating gender pay gaps."

Public policy risk is of concern in the United States. The Paycheck Fairness Act pends before Congress. California, Massachusetts, New York, and Maryland have strengthened pay legislation. The Congressional Joint Economic Committee reports 40 percent of the wage gap may be attributed to discrimination.

Resolved: Shareholders request American Express report on the company's *global median* gender/racial pay gap, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

The gender pay gap is defined as the difference between male and female *median* earnings expressed as a percentage of male earnings (Organization for Economic Cooperation and Development).

Supporting Statement: A report adequate for investors to assess company strategy and performance would include the percentage *global median* pay gap between male and female employees across race and ethnicity, including base, bonus and equity compensation

Board of Directors Statement in Opposition

The Board recommends a vote **AGAINST** this proposal because:

- We have a long history of advocating for equality and diversity in all areas of our business, including in the application of our compensation programs.
- Our compensation philosophy and best practices are in place to ensure that we compensate employees equitably and free of any bias.
- An independent expert has been facilitating a rigorous pay equity review that shows we pay employees fairly regardless of gender or race.
  - We are firmly committed to pay equity globally and will continue to regularly review our processes to remain equitable.
- The proposed "global median gender/racial pay gap" measure is flawed, as it confounds equal pay for equal work with differences in representation of women, minorities and men in senior levels of the organization.
  - We publish our diversity data and note that women comprise over 50% of our global workforce, more than 40% of our Executive Committee and 30% of our Board of Directors.
  - We believe that this metric will not provide stakeholders with more insight than the information being published already.
- We fully support gender and racial equality in our workforce and are focused on continuing to deliver on our pay equity commitment and improving the representation of women and underrepresented races/ethnicities in senior roles. To that end, our business scorecard includes a metric with women representation and race/ethnicity representation as measures and, as a result, incentive award amounts include consideration of performance on this goal.

A Long-Standing Commitment to Pay Equity and Diversity

Pay Equity Reviews

In keeping with our Blue Box Values, American Express is committed to helping our people become great leaders, providing a world of opportunities to grow their careers, and creating an inclusive culture to help them thrive. To achieve this, we regularly review our compensation practices to ensure that pay is equitable, transparent and free from bias for all colleagues, and we are proud of our record.

Our most recent independent pay equity review, conducted in 2019, covered all markets where we do business and included analysis for race in the U.S. The review looked at a number of factors known to drive compensation, including tenure, role, level, geography and performance, before assessing whether there were any pay gaps. As part of our ongoing commitment, we communicated findings from the study to all colleagues globally and our Board of Directors. In the few instances where a review found inconsistencies, adjustments were made. After making these adjustments, the pay for women and men at American Express is at parity globally, as is pay parity across races/ethnicities in the United States. Where countries have disclosure requirements mandated by regulators, we will make sure that we meet our obligations.

Furthermore, we believe that the methodology of pay equity reviews that American Express currently follows is a more representative measure of comparable pay for similar work than the methodology suggested by the proponent.

Advancement of Underrepresented Groups at American Express

We recognize the need to continue creating opportunities for women at American Express globally, in addition to members of underrepresented racial and ethnic groups in the United States. We have had a longstanding commitment to assisting in the advancement and retention of our diverse workforce employees. We are also dedicated to improving diversity in senior roles and publish data on the representation of our employee population annually, while actively promoting the advancement of women and people of color, both outside of and within American Express. Externally, we support groundbreaking diversity-focused research for career development with the Center for Talent Innovation, and internally, we ensure that our diverse employee base is given the tools, resources, and sponsorship they need to succeed.

We also expanded on our recruitment efforts through participation in events such as the Grace Hopper Conference. Colleagues representing a variety of business lines attend this conference, which focuses on women in technology, and network with potential new hires and interns. We partner with other national professional associations as well, such as the National Association of Black Accountants, the National Society of Black Engineers, and the Society of Hispanic Professional Engineers.

In addition, two significant recruitment-related initiatives grew out of a colleague lifecycle assessment conducted by the Diversity & Inclusion team. The first was the establishment of a new Vice President of Diversity Recruitment role. This individual focuses on expanding the recruitment of women globally at the level of vice president and above, as well as under-represented minorities in the U.S.; building a pipeline of diverse prospective candidates; and leading efforts for the development and advancement of underrepresented groups. The second initiative was the creation of Diversity Recruitment Guidelines to help recruiters and hiring leaders promote diversity and inclusion throughout the hiring process.

Additional Benefits

We provide the support and trust our colleagues need to thrive both at work and at home by offering one of the most robust benefits suites in the industry along with flexible work arrangements. Most notably, we began offering the company's U.S.-based regular full-time and part-time employees 20 weeks of paid parental leave, which covers employees welcoming a child through birth, adoption and surrogacy. Birthing mothers receive paid, medically-necessary leave related to the birth of their child, which is generally, six to eight additional weeks. We also increased employee benefits for reproductive services, surrogacy, adoption and lactation. Our benefits reflect a continued investment in the overall well-being of our colleagues and their families and ensures an inclusive culture where all colleagues feel supported from the moment they decide to become parents through their return to work and beyond. We believe longer parental leave has a far-reaching positive impact on the mental and physical health of our employees and their families as well as women's career advancement.

Colleague Networks

Since 1987, Colleague Networks at American Express have brought together people with shared backgrounds and interests to engage with and learn from each other, and today we have 16 such networks with over 100 chapters around the world. Formed by our colleagues and sponsored by senior business leaders, our Colleague Networks reflect and encompass the full spectrum of diversity. Our Colleague Networks have also played an important role in creating a gender-balanced organization.

Colleague Networks focused on women now comprise 35 chapters, including 23 Women's Interest Network (WIN) chapters, four executive WIN (Exec WIN) chapters and eight Women in Technology Network (WIT) chapters.

The Black Engagement Network (BEN), open to all colleagues across the organization, serves as a support network that enables African American employees to be successful professionally, helps attract and retain diverse talent, and helps create a dynamic and culturally enriched work environment. There are currently eight chapters serving colleagues across the US, inclusive of an Executive chapter for all senior Black/African American colleagues.

Similarly, the Hispanic Origin and Latin American Network (HOLA) is a community that welcomes American Express employees who have an interest in the cultures and communities represented by Hispanic and Latin-American people. It has more than 1,000 members across the globe and is an immensely diverse network where members exchange intercultural experiences and ideas. Similar to BEN, HOLA also has an Executive chapter for its senior-most members.

Ongoing Initiatives and a Look Forward

Forums like our Global Women's Conference are critical in helping us understand what we can do differently. Most importantly, they provide us with the opportunity to leverage the knowledge, skills and experiences of our most senior women executives to drive lasting change for present and future generations of American Express women.

Last year, the 5th Executive BEN Forum brought together American Express's senior black colleagues with Steve Squeri and the Executive Committee in a two-day event to help colleagues' sponsorships, gain exposure to external perspectives, network and develop important next-level leadership skills. 56 Executive BEN members attended, along with 14 members of the Executive Committee.

In 2017, Executive HOLA hosted its first summit, "Step Up: Own It." The group welcomed a number of speakers, including then-Chairman and CEO Ken Chenault, and then Vice-Chairman Steve Squeri, as well as Ralph de la Vega, American Express Board Member and former Vice Chairman of AT&T Inc., as well as CEO of Business Solutions & International, and spirits entrepreneur Bertha Gonzalez Nieves. This first-of-its-kind summit was designed especially for the executive members of the HOLA network to help support the growth and development of our Hispanic and Latino leaders.

Continuing our multi-year journey to deploy the next evolution of inclusive leadership/unconscious bias training for all leaders at the vice president level and above across the globe, we extended the Inclusive Leadership Experience training in 2019 to all colleagues globally. This learning experience reinforces participants' understanding of how inclusive leadership is critical to advancing our ability to attract, select, develop and retain a diverse and inclusive workforce. The training was organized around the four pillars of inclusive leadership: belonging, voice, objectivity and growth. Beyond raising awareness about unconscious bias, the workshop was designed to motivate our colleagues to engage in specific, effective behaviors for managing bias and equip them with the knowledge and skills they need to build inclusive, high-performing teams. In 2020, we plan to extend this experience by continuing discussions about how we can ensure all our colleagues feel that they belong at American Express.

In Closing

Our Board believes that our ongoing pay equity reviews, programs and practices protect the Company from the material risks associated with the gender/racial pay gap. Further, our Board believes that, taken together, the information we release on pay equity and diversity of workforce representation as well as our programs and initiatives are more informative to our stakeholders to assist in the assessment of company strategy and performance than the statistics requested in the proposal.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on February 29, 2020 except as noted. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the Summary Compensation Table on page 55; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2019 are shown in the last column in the table below.

Name	Number of Shares Owned[4]	Right to Acquire[5]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett Berkshire Hathaway Inc. and subsidiaries 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	18.7%	N/A
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	49,438,168[2]	—	6.04%	N/A
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	42,967,159[3]	—	5.3%	N/A
Charlene Barshefsky	20,134	—	*	65,740
John J. Brennan	4,000	—	*	10,464
Douglas E. Buckminster[6]	102,228	124,504	*	N/A
Jeffrey C. Campbell[7]	69,734	184,335	*	N/A
Peter Chernin	18,300	—	*	41,642
Ralph de la Vega	—	—	*	11,291
Anne Lauvergeon	—	—	*	24,092
Michael O. Leavitt	—	—	*	17,993
Theodore J. Leonsis	4,005	—	*	31,029
Karen L. Parkhill	37	—	*	—
Lynn A. Pike	1,065	—	*	—
Laureen E. Seeger	36,035	—	*	N/A
Stephen J. Squeri	205,892	102,672	*	N/A
Daniel L. Vasella	—	—	*	29,618
André D. Williams[8]	63,595	80,795	*	N/A
Ronald A. Williams	59,125	—	*	69,839
Christopher D. Young	—	—	*	5,604
All current directors, nominees and executive officers (24 individuals)[9]	691,735	630,298[10]	*	307,312

* Less than 1%.

(1) Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2019. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 122,198,979 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 31.0% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The agreement remains in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own up to 17% as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the SEC, which contained information provided by Vanguard as of December 31, 2019.

(3) Based on information contained in a report on Form 13G that BlackRock, Inc. (BlackRock) filed with the SEC, which contained information by BlackRock as of December 31, 2019.

(4) This column includes shares held in RSP and ESOP accounts on February 29, 2020, as follows:

Name	Number of Shares in RSP Accounts
Stephen J. Squeri	122
Jeffrey C. Campbell	—
Douglas E. Buckminster	13,720
Laureen E. Seeger	—
André D. Williams	10
All current executive officers (12 individuals)	17,496

(5) These are shares that the named individuals have the right to acquire within 60 days of February 29, 2020 upon the exercise of stock options or the vesting of RSUs they hold.

(6) Includes 11,902 shares held in a grantor retained annuity trust in respect of which Mr. Buckminster is the trustee and holds sole voting and investment power.

(7) Includes 37,222 shares held in a revocable grantor trust in respect of which Mr. Campbell and his spouse are the trustees and hold shared voting and investment power.

(8) Includes 53,259 shares held jointly with his spouse in respect of which Mr. Williams holds shared voting and investment power.

(9) On February 29, 2020, the current directors, nominees and executive officers beneficially owned 1,322,033 shares or about 0.2% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares.

(10) Includes 30,000 shares subject to options becoming exercisable within 60 days of February 29, 2020, by all executive officers as a group.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10% or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports, except one, that were required to be filed under Section 16(a) during 2019, were timely filed. The initial Form 3 filing for Mr. Raymond Joabar did not reflect shares held by his wife. These holdings were reflected in his subsequent Form 4 filing.

Other Information

Attending the Annual Meeting of Shareholders and Webcast

Admission

We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement and photo identification. Only shareholders or their valid proxy holders may address the meeting. Please note that cameras, camcorders, videotaping equipment and other recording devices, and large packages, banners, placards and signs will not be permitted in the meeting.

We are monitoring the developments related to the impact of COVID-19 (Coronavirus) on a daily basis. As a result, we may impose additional procedures or limitations on meeting attendees (beyond those described above) or may decide to hold our annual meeting partly or solely by means of virtual communications, if permitted by applicable law. If we decide to modify the structure of our annual meeting, we will announce the decision to do so in advance, and details on how to participate will be issued by press release (which will be filed with the SEC) and available at http://ir.americanexpress.com and www.proxyvote.com.

Please retain the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials as you will need this number should we determine to allow for virtual attendance and you elect to participate by visiting www.virtualshareholdermeeting.com/AXP2020.

We also encourage all shareholders to continue to review guidance from public health authorities as the time for our annual meeting approaches.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name". If you wish to vote these shares in person at the meeting, you must obtain a legal proxy from your bank, broker or other intermediary and bring it with you to hand in with your ballot.

Webcast

You can access a live audio webcast and a replay of the meeting on our Investor Relations website at http://ir.americanexpress.com.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 21, 2020, and for up to two months after the annual meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Solicitation of Proxies; Expenses

We are providing this Proxy Statement to you in connection with the solicitation of proxies by our Board for the 2020 Annual Meeting, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $19,000.00 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Notice of Business to Come Before the Meeting

Our Board and the Company's management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the meeting if you attend in person and vote by ballot.

Street Name Holders

If you hold shares in street name and you want to vote in person at the meeting, you must obtain a proxy from the record holder of your shares as of the close of business on the record date indicating that you were beneficial owner of these shares as of the record date, as well as the number of shares of which you were the beneficial owner, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker or other intermediary through which you hold your shares for instructions on how to obtain a proxy.

Record Date

You may vote all common shares that you owned as of the close of business on March 9, 2020, the record date for the meeting. On the record date, we had 805,778,123 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans
  - If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.
- Indirectly through a broker, bank or other intermediary in street name
  - If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.
- Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada
  - If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.
  - To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 11:59 p.m. Eastern Time on April 30, 2020. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 9, 2020, which is the record date for the meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting in person. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the meeting and vote by ballot at the meeting.

You may vote in the following ways:

By Telephone	You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.
Online	You can vote online at proxyvote.com.
By Mail	If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.
In Person	You can vote in person at the annual meeting. If you hold your shares in street name, you must obtain a proxy from the record holder to vote in person.

For telephone and online voting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 11:59 p.m. Eastern Time on April 30, 2020, for shares held in employee plans, and through 11:59 p.m. Eastern Time on May 4, 2020, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" item on this year's Annual Meeting Agenda is Item 2 (Ratification of Appointment of the Company's Independent Registered Public Accounting Firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this Proxy Statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Corporate Secretary;
- Submit a later-dated proxy;
- Provide subsequent telephone or online voting instructions or;
- Vote in person at the meeting.

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either in person or by proxy. For the 2020 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Approval of the majority of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Approval of amended and restated Incentive Compensation Plan	Approval of the majority of the votes cast	Yes***	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under Effect of Not Casting Your Vote, your broker may vote in its discretion only on Item 2, Ratification of Appointment of the Company's Independent Registered Public Accounting Firm.

** Advisory/Non-binding

*** Under NYSE rules for shareholder approval of equity compensation plans, abstentions are counted as votes cast and will have the effect of votes cast against the approval of the Amended and Restated Incentive Compensation Plan.

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals, with the exception of the proposal to approve the Amended and Restated Incentive Compensation Plan. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one Proxy Statement and Annual Report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our Proxy Statement and Annual Report and would like to enroll in this service, please contact the Company's Corporate Secretary (see page 27 for contact information).

2021 Annual Meeting of Shareholders Information

Shareholder Proposals for Inclusion in the 2021 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Corporate Secretary at our principal executive offices no later than November 24, 2020. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at the 2021 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2020 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2021 Annual Meeting of Shareholders no earlier than January 5, 2021 and no later than February 4, 2021.
- Alternatively, if we hold the 2020 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.
- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Corporate Secretary (see below for contact information).

Availability of Form 10-K

If you would like a paper copy of our 2019 Form 10-K, excluding certain exhibits, please contact Tangela S. Richter, Corporate Secretary and Chief Governance Officer, American Express Company, 200 Vesey Street, New York, New York 10285 or by telephone at 212-640-2000.



Stephen J. Squeri
Chairman and CEO

ANNEX A—INFORMATION REGARDING NON-GAAP FINANCIAL MEASURES

(Billions, except percentages and per share amounts)

Adjusted Total Revenues Net of Interest Expense	2017	2018	2019
GAAP Total Revenues Net of Interest Expense	$36.9	$40.3	$43.6
Total Revenues Net of Interest Expense (2019 FX-adjusted)[(a)]	$36.4	$39.9	$43.6
Total Revenues Net of Interest Expense (2017 Plan FX-adjusted)[(a)]			$43.4
YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense			8%
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (2019 FX-adjusted)			9%

Adjusted Return on Equity (Pre Revenue Recognition for 2017)	2017	2018	2019
GAAP Net Income	$ 2.7	$ 6.9	$ 6.8
2017 Impacts of The Tax Act[(b)]	$ 2.6	—	—
2018 Fourth Quarter Discrete Tax Benefits[(c)]	—	($ 0.5)	—
2019 First Quarter Litigation-Related Charge	—	—	$ 0.2
Adjusted Net Income—Before Tax Act Rate Impacts	$ 5.3	$ 6.4	$ 7.0
2018 & 2019 Tax Act Rate Impacts[(d)]	—	($ 0.8)	($ 0.8)
Adjusted Net Income	$ 5.3	$ 5.6	$ 6.1
GAAP Average Shareholders' Equity	$20.8	$20.6	$22.8
2017 Impacts of the Tax Act[(b)]	$ 0.2	—	—
2018 Fourth Quarter Discrete Tax Benefits[(c)]	—	$ 0.1	—
2019 First Quarter Litigation-Related Charge	—	—	$ 0.1
Adjusted Average Shareholders' Equity—Before Tax Act Rate Impacts	$ 21.0	$20.8	$22.9
2018 & 2019 Tax Act Rate Impacts[(d)]	—	($ 0.4)	($ 0.4)
Adjusted Average Shareholders' Equity	$ 21.0	$20.4	$22.5
Return on Equity:			
GAAP Return on Average Equity—Pre Revenue Recognition for 2017	13.1%		
GAAP Return on Average Equity—Post Revenue Recognition for 2017[(e)]	13.2%	33.5%	29.6%
Three-year Average (2017-2019) GAAP Return on Average Equity—Post Revenue Recognition for 2017[(e)]			25.4%
Adjusted Return on Average Equity—Before Tax Act Rate Impacts	25.4%	30.9%	30.3%
Adjusted Return on Average Equity—Pre Revenue Recognition for 2017	25.4%		
Adjusted Return on Average Equity—Post Revenue Recognition for 2017[(e)]	25.5%	27.5%	27.2%
Three-year Average (2017-2019) Adjusted Return on Average Equity—Pre Revenue Recognition for 2017			*26.7%*

Adjusted Diluted EPS	2018	2019
GAAP Diluted EPS	$ 7.91	$ 7.99
2018 Fourth Quarter Discrete Tax Benefits[c]	($0.58)	—
2019 First Quarter Litigation-Related Charge	—	$ 0.21
Adjusted Diluted EPS	$7.33	$ 8.20
YoY% Increase/(Decrease) in GAAP Diluted EPS		1%
YoY% Increase/(Decrease) in Adjusted Diluted EPS		*12%*

3-Year Cumulative Adjusted Diluted EPS (Pre Revenue Recognition for 2017)	
2017 GAAP Diluted EPS	$ 2.97
2017 Impacts of The Tax Act[b]	$ 2.90
2017 Adjusted Diluted EPS	$ 5.87
2018 GAAP Diluted EPS	$ 7.91
2018 Fourth Quarter Discrete Tax Benefits[c] & 2018 Tax Act Rate Impacts[d]	($ 1.55)
2018 Adjusted Diluted EPS	$ 6.36
2019 GAAP Diluted EPS	$ 7.99
2019 First Quarter Litigation-Related Charge & 2019 Tax Act Rate Impacts[d]	($ 0.79)
2019 Adjusted Diluted EPS	$ 7.20
Cumulative GAAP Diluted EPS (Pre Revenue Recognition for 2017)	$18.87
Cumulative Adjusted Diluted EPS (Pre Revenue Recognition for 2017)	$19.43

Certain components may not sum in total due to rounding.

(a) FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars.

(b) Tax Act Impacts include deemed repatriation of certain overseas earnings and remeasurement of U.S. net deferred tax assets.

(c) 2018 Fourth Quarter Tax Benefits reflects changes in the tax method of accounting for certain expenses, the resolution of certain prior years' tax items and an adjustment to the Company's 2017 provisional tax charge related to the Tax Act.

(d) Reflects the impact of the change in the U.S. federal corporate tax rate from 35% to 21% as a result of the Tax Act. In order to adjust for the impact of the Tax Act rate change in 2018 and 2019, the Company's 2017 Target Tax rate was applied to 2018 and 2019 results.

(e) 2017 amounts have been recasted in conjunction with the adoption of the new revenue recognition standard. Refer to Note 1, Summary of Significant Accounting Policies to the Consolidated Financial Statements contained in our 2018 Annual Report on Form 10-K for additional information.

Exhibit A—Amended and Restated American Express Company 2016 Incentive Compensation Plan

1. PURPOSE.

The purpose of the 2016 Incentive Compensation Plan (the “Plan”) is to promote shareholder value and the future success of American Express Company (the “Company”) by providing appropriate retention and performance incentives to the employees of the Company and its Affiliates and certain other individuals who perform services for the Company and its Affiliates.

2. ADMINISTRATION.

(a) Administration. Except as otherwise specified herein, the Plan shall be administered solely by the Compensation and Benefits Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company, as such Committee is from time to time constituted, or any successor committee the Board may designate to administer the Plan. The Committee shall consist of no fewer than two directors (or such greater number as may be required for committees of the Board under the Company’s governing documents), each of whom is (i) a “Non-Employee Director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision; and (ii) a director meeting the independence requirements for compensation committee members under the rules and regulations of the New York Stock Exchange or such other principal securities market on which the Common Shares are traded (the “Exchange”). The Committee may delegate any of its powers and duties to appropriate officer(s) of the Company in accordance with guidelines established by the Committee from time to time.

(b) Authority. Subject only to Paragraph 4(g), the Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include exclusive authority to select the employees and other individuals to be granted awards under the Plan (“Awards”), to determine the type, size and terms of the Award to be made to each individual selected, to modify the terms of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives, and to prescribe the form of the instruments embodying Awards made under the Plan. The Committee has the power and authority to make any adjustments necessary or desirable as a result of the granting of Awards to eligible individuals located outside the United States, and to adopt, to amend or to rescind rules, procedures or subplans relating to the operation and administration of the Plan in order to accommodate local laws, policies, customs, procedures or practices, and accounting, tax or other regulatory standards, or to facilitate the administration of the Plan, including, but not limited to, the authority to adopt, to amend or to rescind rules, procedures and subplans that limit or vary: the methods available to exercise Awards; the methods available to settle Awards; the methods available for the payment of income taxes, social insurance contributions and employment taxes; the procedures for withholding on Awards; and the use of stock certificates or other indicia of ownership. The Committee may also adopt rules, procedures or subplans applicable to particular Affiliates or locations.

The Committee is authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations which it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) Repricing Prohibited Absent Shareholder Approval. Notwithstanding any provision of the Plan, except for adjustments pursuant to Paragraph 15, the Committee shall not reprice, adjust or amend the exercise price of Stock Options or the exercise price of Stock Appreciation Rights previously awarded to any participant, whether through amendment, cancellation and replacement grant, or any other means, unless such action is approved by the shareholders of the Company. For purposes of the Plan, the term “reprice” shall mean: (i) the reduction, directly or indirectly, in the per-share exercise price of an outstanding Stock Option or Stock Appreciation Right by amendment, cancellation or substitution; (ii) any action that is treated as a repricing under United States generally accepted accounting principles; (iii) canceling a Stock Option or Stock Appreciation Right in exchange for another Stock Option, Stock Appreciation Right or other equity security (unless the cancellation and exchange occurs in connection with a merger, acquisition, or similar transaction); and (iv) any other action that is treated as a repricing by the rules or regulations of the Exchange. In addition, notwithstanding any other provision in the Plan to the contrary, a Stock Option may not be surrendered in consideration of or exchanged for cash, other Awards, or a new Stock Option having an exercise price below that of the Stock Option which was surrendered or exchanged, unless the exchange occurs in connection with a merger, acquisition, or similar transaction as set forth in Paragraph 15, or such action is approved by the shareholders of the Company. Any amendment or repeal of this Paragraph 2(c) shall require the approval of the shareholders of the Company.

(d) Delegation. The Committee may authorize any one or more of their members or any officer of the Company to execute and deliver documents or to take any other action on behalf of the Committee with respect to Awards made or to be made to Plan participants, subject to the requirements of applicable law, including without limitation, Section 16 of the Exchange Act. For

purposes of the Plan, references to the Committee shall include any such person to whom the Committee has delegated its authority pursuant to this Paragraph 2(d).

(e) *Indemnification*. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for his own willful misconduct or as expressly provided by applicable law.

3. PARTICIPATION.

(a) *Participants.* Consistent with the purposes of the Plan, subject only to Paragraph 4(g), the Committee shall have exclusive power to select the employees and other individuals performing services for the Company and its Affiliates who may participate in the Plan and be granted Awards under the Plan. Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion.

(b) *Affiliates.* Unless the Committee determines otherwise, as used herein, the term "Affiliate" means any entity in which the Company has a direct or indirect equity interest of 50 percent or more, as determined by the Committee in its discretion.

4. AWARDS UNDER THE PLAN.

(a) *Types of Awards.* Awards under the Plan may include one or more of the following types, either alone or in any combination thereof:

(i) "Stock Options", which include "Nonqualified Stock Options" and "Incentive Stock Options" or combinations thereof, are rights to purchase common shares of the Company having a par value of $.20 per share and stock of any other class or company into which such shares may thereafter be changed (the "Common Shares"). Nonqualified Stock Options and Incentive Stock Options are subject to the terms, conditions and restrictions specified in Paragraph 5.

(ii) "Stock Appreciation Rights" are rights to receive (without payment to the Company) cash, Common Shares, or property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of a Common Share over the per share exercise price. Stock Appreciation Rights are subject to the terms, conditions and restrictions specified in Paragraph 6.

(iii) Shares of "Restricted Stock" are Common Shares that are issued subject to certain restrictions pursuant to Paragraph 7.

(iv) "Restricted Stock Units" are Awards that are valued by reference to a Common Share, which value may be paid to the participant by delivery of cash, Common Shares, or property, or other forms of payment, or any combination thereof, as the Committee shall determine, and that are issued subject to certain restrictions pursuant to Paragraph 7.

(v) "Performance Grants" are Awards subject to the terms, conditions and restrictions described in Paragraph 8, pursuant to which the participant may become entitled to receive cash, Common Shares, or property, or other forms of payment, or any combination thereof, as determined by the Committee.

The Committee may also grant any other Award providing benefits similar to (i) through (v), subject to such terms, conditions and restrictions as it may determine necessary or appropriate to satisfy non-U.S. law or regulatory requirements or avoid adverse consequences under such requirements.

(b) *Dividend Equivalents.* Other than with respect to Stock Options or Stock Appreciation Rights, the Committee may choose, at the time of the grant of an Award or any time thereafter up to the time of the Award's payment, to include or to exclude as part of such Award an entitlement to receive cash dividends or dividend equivalents, subject to such terms, conditions, restrictions or limitations, if any, as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such times as the Committee shall determine. All dividends or dividend equivalents, which are not paid currently, may, at the Committee's discretion, be held in escrow and accrue interest or be reinvested into additional Common Shares subject to the same vesting or performance conditions as the underlying Award.

(c) Maximum Number of Shares that May Be Issued.

(i) *Available Shares*. Subject to adjustment as provided in Paragraph 15, the maximum number of Common Shares that were available for issuance under the Plan upon its initial approval by the shareholders of the Company on May 2, 2016 was 17,500,000 shares, of which approximately 7,300,000 shares remained available for grant under the Plan as of March 1, 2020 (assuming outstanding unvested performance RSUs vest at target). The maximum number of Common Shares available for issuance under the Plan was increased by an additional 7,000,000 Common Shares upon the approval of the amendment and restatement of the Plan by the shareholders of the Company on May 5, 2020. Subject to adjustment as provided in Paragraph 15, the maximum number of Common Shares that may be issued under the Plan after March 1, 2020 is approximately 14,300,000, plus any Common Shares related to Awards issued under the Plan on or before March 1, 2020 that are forfeited, canceled, expired or otherwise terminated without the issuance of Common Shares, with the exceptions noted below. There were approximately 7,400,000 shares subject to outstanding Awards under the Plan as of March 1, 2020. The maximum number of Common Shares that may be issued under the Plan pursuant to Incentive Stock Options may not exceed, in the aggregate, 8,000,000. Common Shares related to Awards issued under the Plan that are forfeited, canceled, expired or otherwise terminated without the issuance of Common Shares will again be available for issuance under the Plan. The following Common Shares, however, may not again be made available for grant in respect of Awards under the Plan: (A) Common Shares not issued or delivered as a result of the net settlement of an outstanding Stock Option or Stock Appreciation Right, (B) Common Shares delivered to or withheld by the

Company to pay the exercise price of or the withholding taxes with respect to an Award and (C) Common Shares repurchased on the open market with the proceeds from the payment of the exercise price of a Stock Option.

(ii) *Assumed or Substituted Awards*. Awards granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines, shall not reduce the maximum number of Common Shares that may be issued under the Plan or the maximum number of Common Shares authorized for grant to a participant in any calendar year described in Paragraph 4(d).

(iii) *Share Counting*. For purposes of counting shares against the share reserve under the Plan on the date of grant, Awards denominated solely in Common Shares (such as Stock Options and Restricted Stock) and other Awards that may be exercised for, settled in or convertible into Common Shares will be counted against the Plan reserve on the date of grant of the Award based on the maximum number of shares that may be issued pursuant to the Award, as determined by the Committee.

(iv) *Source of Shares*. Common Shares issued pursuant to the Plan may be authorized but unissued shares, treasury shares, reacquired shares or any combination thereof.

(d) *Maximum Individual Limits*. Subject to adjustment as provided in Paragraph 15, (i) the number of Common Shares underlying all Stock Options and Stock Appreciation Rights that may be granted to any participant within any one calendar year shall be limited to 2,000,000, (ii) in any one calendar year, no participant may receive more than 1,000,000 shares of Restricted Stock or Common Shares provided through Restricted Stock Units (excluding any Restricted Stock or Restricted Stock Units issued in satisfaction of Performance Grants) and (iii) with respect to Performance Grants, in any one calendar year, no participant may be paid cash, Common Shares or other property or any combination of the foregoing (including without limitation Restricted Stock or Restricted Stock Units that may be issued in satisfaction of a Performance Grant) with a value (as determined by the Committee) in excess of $20 million. For purposes of the foregoing sentence, the calendar year or years in which amounts under Awards are deemed paid or received shall be as determined by the Committee and any deferral of Award settlement or payment permitted or required by the Committee pursuant to Paragraph 10 of the Plan shall be disregarded for purposes of the individual annual limits.

(e) *Award Agreement*. Unless otherwise determined by the Committee, each Award shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan, including a written agreement, contract, certificate or other instrument or document containing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically. Each Award and Award Agreement shall be subject to the terms and conditions of the Plan.

(f) *FDIA Limitations and Recoupment Provisions*.

(i) Notwithstanding any other provision of the Plan to the contrary, any payments or benefits to an employee pursuant to the Plan, or otherwise, are subject to and conditioned upon their compliance with 12 USC Section 1828(k) and any regulations promulgated thereunder.

(ii) Notwithstanding anything in the Plan or in any Award to the contrary, the Company will be entitled to the extent required by applicable law (including, without limitation, Section 10D of the Exchange Act and any regulations promulgated with respect thereto) or Exchange listing conditions, in each case as in effect from time to time, to recoup compensation of whatever kind paid under the Plan by the Company at any time.

(g) *Non-Employee Director Awards*. In respect of Awards granted to non-employee directors of the Company or its Affiliates, the Board has all the powers otherwise vested in the Committee by the terms of the Plan set forth herein, including the exclusive authority to select the non-employee directors to be granted Awards under the Plan, to determine the type, size and terms of the Award to be made to each non-employee director selected, to modify the terms of any Award that has been granted to a non-employee director, to determine the time when Awards will be granted to non-employee directors and to prescribe the form of the instruments embodying Awards made under the Plan to non-employee directors. The aggregate maximum Fair Market Value (determined on the Award grant date) of the Common Shares with respect to which Awards are granted under the Plan in any calendar year to any non-employee director in respect of services as a non-employee director shall not exceed $500,000.

(h) *Exclusion from Minimum Vesting and Continued Employment Requirements*. Awards granted under Paragraphs 5, 6, 7 and 8 of the Plan shall be subject to the minimum vesting period and continued employment or provision of service requirement specified for the Award by such Paragraph, as applicable, except that:

(i) up to a maximum of five percent (5%) of the maximum aggregate number of Common Shares that may be issued under the Plan pursuant to Paragraph 4(c) may be issued pursuant to Awards granted under Paragraphs 5, 6, 7 and 8 of the Plan without regard for any minimum exercisability or vesting period requirements set forth in such Paragraphs; and

(ii) continued employment or provision of service for exercisability or vesting shall not be required as (A) the Committee may determine or permit otherwise in the event of death, disability, retirement or other termination of a participant, or, subject to Paragraph 16 of the Plan, in connection with a corporate transaction (which includes but is not limited to a divestiture, spin-off, split-off, asset transfer, outsourcing or joint venture formation) (each such event, a “Defined Event”), and (B) may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

5. STOCK OPTIONS.

The Committee may grant Stock Options either alone or in conjunction with Stock Appreciation Rights at the time of grant. The Committee may grant Incentive Stock Options to any employee provided the terms of such grants comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision, and the regulations thereunder, and that any ambiguities in construction shall be interpreted in order to effectuate that intent. Each Stock Option granted under the Plan shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Stock Option or the Common Shares issuable upon exercise thereof or the attainment of performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b), as the Committee, in its discretion, shall establish:

(a) Exercise Price; Expiration Date. Except for Stock Options granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate, or with which the Company or any Affiliate combines, the exercise price shall be equal to or greater than the Fair Market Value of the Common Shares subject to such Stock Option on the date that the Stock Option is granted. The Committee in its discretion shall establish the expiration date of a Stock Option; provided that in no event shall the expiration date be later than ten years from the date of grant of the Stock Option.

(b) Fair Market Value. The "Fair Market Value" of a Common Share as of any specific date shall be the per Common Share closing price reported by the Exchange on such date, or, if there is no such reported closing price on such date, then the per Common Share closing price reported by the Exchange on the last previous day on which such closing price was reported, or such other value as determined by the Committee in accordance with applicable law. The "Fair Market Value" of any property other than Common Shares shall be the market value of such property as determined by the Committee using such methods or procedures as it shall establish from time to time.

(c) Number of Common Shares. The Committee shall determine the number of Common Shares to be subject to each Stock Option. The number of Common Shares subject to an outstanding Stock Option may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Stock Option are used to calculate the cash, Common Shares, or property, or other forms of payment, or any combination thereof, received pursuant to exercise of a Stock Appreciation Right attached to such Stock Option.

(d) Minimum Vesting Period. Stock Options shall not vest for at least one year after the date of grant, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Stock Options granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(e) Exercisability. The Stock Option shall not be exercisable:

(i) unless the Stock Option has vested; and

(ii) unless payment in full for the Common Shares being acquired thereunder at the time of exercise is made in such form as the Committee may determine in its discretion, including, but not limited to (A) cash, (B) Common Shares, (C) if permitted by the Committee, by authorizing a third party to sell, on behalf of the participant, the appropriate number of Common Shares otherwise issuable to the participant upon the exercise of the Stock Option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, or (D) any combination thereof; and

(iii) unless the participant has been, at all times during the period beginning with the date of the grant of the Stock Option and ending on the date of such exercise, employed by (in the case of an Incentive Stock Option) or otherwise performing services for the Company or an Affiliate, or a corporation, or a parent or subsidiary of a corporation, substituting or assuming the Stock Option in a transaction to which Section 424(a) of the Code or any successor statutory provision thereto, is applicable, except that:

(A) in the case of any Nonqualified Stock Option, if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of the occurrence of a Defined Event, he may, during such period following the Defined Event as the Committee, in its discretion, may determine or permit, exercise the Nonqualified Stock Option as if he continued such employment or performance of service during such permitted period; and

(B) in the case of any Nonqualified Stock Option, if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of a period of Related Employment as defined in Paragraph 14, he may, during such period of Related Employment, exercise the Nonqualified Stock Option as if he continued such employment or performance of service; and

(C) in the event of the person's death, the Committee may provide a decedent's executors, heirs or distributors a minimum period to exercise a Stock Option with respect to any shares as to which the decedent could have exercised the Stock Option at the time of his death, or such greater amount as the Committee may determine.

(f) Incentive Stock Option Limitation. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such Incentive Stock Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

6. STOCK APPRECIATION RIGHTS.

The Committee may grant Stock Appreciation Rights either alone or in conjunction with Stock Options at the time of grant. Each Award of Stock Appreciation Rights granted under the Plan shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Award of Stock Appreciation Rights or the Common Shares issuable upon exercise thereof or the attainment of performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b), as the Committee, in its discretion, may establish:

(a) *Exercise Price; Expiration Date*. Except for Stock Appreciation Rights granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate, or with which the Company or any Affiliate combines, the exercise price shall be equal to or greater than the Fair Market Value of the Common Shares subject to such Stock Appreciation Right on the date that the Stock Appreciation Right is granted. A Stock Appreciation Right granted in conjunction with a Stock Option shall have a per-share exercise price not less than the exercise price of the Stock Option to which the Stock Appreciation Right is attached. The Committee in its discretion shall establish the expiration date of a Stock Appreciation Right; provided that in no event shall the expiration date be later than ten years from the date of grant of the Stock Appreciation Right.

(b) *Number of Common Shares*. The Committee shall determine the number of Common Shares to be subject to each Award of Stock Appreciation Rights. The number of Common Shares subject to an outstanding Award of Stock Appreciation Rights may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Award of Stock Appreciation Rights are used to calculate the Common Shares received pursuant to exercise of a Stock Option attached to such Award of Stock Appreciation Rights.

(c) *Minimum Vesting Period*. The Award of Stock Appreciation Rights shall not vest for at least one year after the date of grant, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Stock Appreciation Rights granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(d) *Exercisability*. The Award of Stock Appreciation Rights shall not be exercisable:

(i) unless the Award of the Stock Appreciation Rights has vested or the Stock Option to which the Award of Stock Appreciation Rights is attached, if any has vested; and

(ii) unless the person exercising the Award of Stock Appreciation Rights has been at all times during the period beginning with the date of the grant thereof and ending on the date of such exercise, employed by or otherwise performing services for the Company or an Affiliate, except that:

(A) in the case of any Award of Stock Appreciation Rights (other than those attached to an Incentive Stock Option), if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of the occurrence of a Defined Event, he may, during such period following the Defined Event as the Committee, in its discretion, may determine or permit, exercise the Award of Stock Appreciation Rights as if he continued such employment or performance of service during such permitted period; and

(B) in the case of any Award of Stock Appreciation Rights, (other than those attached to an Incentive Stock Option), if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of a period of Related Employment as defined in Paragraph 14, he may, during such period of Related Employment, exercise the Award of Stock Appreciation Rights as if he continued such employment or performance of services; and

(C) in the event of the person's death, the Committee may provide his executors, heirs or distributors a minimum period to exercise an Award of Stock Appreciation Rights with respect to any shares as to which the decedent could have exercised the Award of Stock Appreciation Rights, or such greater amount as the Committee may determine.

(e) *Exercise and Settlement*. An Award of Stock Appreciation Rights shall entitle the holder (or any person entitled to act under the provisions of Paragraph 6(d)(ii)(C)) to exercise such Award and to surrender unexercised the Stock Option to which the Stock Appreciation Right is attached (or any portion of such Stock Option) to the Company and to receive from the Company in exchange therefore, without payment to the Company, that number of Common Shares having an aggregate value equal to (or, in the discretion of the Committee, less than) the excess of the Fair Market Value of one Common Share, at the date of such exercise, over the exercise price per share, times the number of shares subject to the Award or the Stock Option, or portion thereof, which is so exercised or surrendered, as the case may be. The Committee shall be entitled in its discretion to elect to settle the obligation arising out of the exercise of a Stock Appreciation Right by the payment of cash, property, or other forms of payment, or any combination thereof, as determined by the Committee, equal to the aggregate Fair Market Value of the Common Shares it would otherwise be obligated to deliver.

(f) *Deemed Exercise*. An Award of Stock Appreciation Rights may provide that it shall be deemed to have been exercised at the close of business on the business day preceding the expiration date of the Stock Appreciation Right (or of the related Stock Option), or such other date as specified by the Committee, if at such time such Stock Appreciation Right has a positive value. Such deemed exercise shall be settled or paid in the same manner as a regular exercise thereof, as provided in Paragraph 6(e).

(g) *No Fractional Shares*. No fractional shares may be delivered under this Paragraph 6, but in lieu thereof a cash or other adjustment shall be made as determined by the Committee in its discretion.

7. RESTRICTED STOCK; RESTRICTED STOCK UNITS.

Each Award of Restricted Stock or Restricted Stock Units under the Plan shall comply with the following terms and conditions, and with such other terms and conditions as the Committee, in its discretion, shall establish:

(a) *Number of Common Shares*. The Committee shall determine the number of Common Shares to be issued to a participant pursuant to the Award, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both.

(b) *Restricted Period*. Restricted Stock Units and the Common Shares issued to a participant in accordance with the Award of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, or as otherwise determined by the Committee, for such period as the Committee shall determine, from the date on which the Award is granted (the "Restricted Period"). Any attempt to dispose of any such Restricted Stock Units or Common Shares in contravention of the foregoing restrictions shall be null and void and without effect.

(c) *Restricted Stock*. Common Shares issued to a participant in accordance with the Award of Restricted Stock may be issued in certificate form or through the entry of an uncertificated book position on the records of the Company's transfer agent and registrar. The Company may impose appropriate restrictions on the transfer of such Common Shares which shall be evidenced in the manner permitted by law as determined by the Committee in its discretion.

(d) *Vesting Conditions.* The vesting of the Award of Restricted Stock or Restricted Stock Units may be conditioned upon the attainment of specific performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b).

(e) *Minimum Vesting Periods.* The Restricted Period shall be for a minimum of one year, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Restricted Stock or Restricted Stock Units granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(f) *Shareholder Rights.* Unless otherwise determined by the Committee in its discretion, prior to the expiration of the Restricted Period, a participant to whom an Award of Restricted Stock has been made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have ownership of such Common Shares, including the right to vote the same and to receive dividends or other distributions made or paid with respect to such Common Shares, subject, however, to the restrictions and limitations imposed thereon pursuant to the Plan.

8. PERFORMANCE GRANTS.

The Award of a Performance Grant to a participant will entitle the participant to receive an amount in cash, Common Shares or other property (including but not limited to other Awards) determined by the Committee if the terms and conditions specified herein and in the Award are satisfied. The Award of a Performance Grant shall be subject to the following terms and conditions, and to such other terms and conditions, including but not limited to, restrictions upon any cash, Common Shares or property, or other forms of payment, or any combination thereof, issued in respect of the Performance Grant, as the Committee, in its discretion, shall establish:

(a) *Grant Terms.* The Committee shall determine the value or the range of values of a Performance Grant to be awarded to each participant selected for an Award of a Performance Grant and the performance objectives (which may but need not include the performance objectives described in Paragraph 8(b)) upon which the vesting, payment or settlement of the Performance Grants is conditioned. Performance Grants may be issued in different classes or series having different names, terms and conditions.

(b) *Performance Objectives*. Such performance objectives may vary by participant and by Award, and may be based upon the attainment of specific or per-share amounts of, or changes in, one or more, or a combination of two or more, of the following: revenue, revenue growth or product revenue growth; net income (before or after taxes); earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization) or earnings per share; shareholders' equity or return on shareholders' equity; assets, return on assets or net assets; capital or return on capital (including return on total capital or return on invested capital); book value or book value per share; economic value added models or equivalent metrics; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead or incentive compensation); operating expenses or reengineering savings; operating margins, gross margins or cash margin; cash flow, cash flow per share (before or after dividends) or cash flow return on investment; stock price or TSR; market share; debt reduction; CCAR related capital ratios; credit metrics; regulatory achievements; or such other performance objectives determined by the Committee in its sole discretion. The Committee may provide that, in measuring the achievement of the performance objectives, an award may include or exclude items such as realized investment gains and losses, extraordinary, unusual, non-recurring or infrequently recurring items, asset write-downs, effects of accounting changes, currency fluctuations, acquisitions, divestitures, reserve-strengthening and other non-operating items. The foregoing objectives may be applicable to the Company as a whole, one or more of its subsidiaries, divisions, business units or business lines, or any combination of the foregoing, and may be applied on an absolute basis or be relative to other companies, industries or indices (e.g., stock market indices) or be based upon any combination of the foregoing. In addition to the performance objectives, the Committee may also condition payment of any Performance Grant upon the attainment of conditions, such as completion of a period of service, notwithstanding that the performance objective or objectives specified in such Award are satisfied.

(c) *Minimum Vesting Periods.* The vesting period (the "Award Period") in respect of any Performance Grant shall be a period determined by the Committee. The Award Period shall be for a minimum of one year, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Performance Grants granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

9. [INTENTIONALLY OMITTED].

10. PAYMENT OF AWARDS.

The Committee may, in its discretion, settle any Award through the payment of cash, the delivery of Common Shares or property, the granting of Awards, or a combination thereof as the Committee shall determine. Any Award settlement, including payment deferrals, may be subject to conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment, subject to such terms, rules and procedures as the Committee may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Common Share equivalents; provided, that the Committee shall not have any such authority to the extent that the grant or exercise of such authority would cause any tax to become due under Section 409A of the Code and the Treasury Regulations promulgated and other official guidance issued thereunder (collectively, "Section 409A").

11. AMENDMENT OF THE PLAN OR AWARDS.

The Plan may be amended in whole or in part at any time and from time to time by the Board, and the terms of any outstanding Award under the Plan may be amended from time to time by the Committee (or Board as applicable) in its discretion in any manner that it deems necessary or appropriate; provided however, that no amendment may be made without shareholder approval if such amendment would (a) increase the number of shares available for grant specified in Paragraph 4(c) (other than pursuant to Paragraph 15); (b) decrease the minimum Stock Option exercise price set forth in Paragraph 5(a) (other than changes made pursuant to Paragraph 15); (c) reduce the minimum vesting or performance periods set forth in Paragraph 5(d), 6(c), 7(e) or 8(c); (d) change the individual Award limits set forth in Paragraph 4(d) or 4(g) (other than pursuant to Paragraph 15); (e) amend or repeal the prohibitions against repricing or exchange set forth in Paragraph 2(c); or (f) in the absence of shareholder approval, adversely affect compliance of the Plan with applicable laws, rules and regulations. No such amendment shall adversely affect in a material manner any right of a participant under an Award without his written consent. Any shareholder approval requirement under the Plan will be met if such approval is obtained in accordance with applicable law. Notwithstanding the foregoing, any amendment to the Plan or any outstanding Award under the Plan shall be made in a manner as to ensure that an Award intended to be exempt from Section 409A will continue to be exempt from Section 409A or that the Award will comply with the requirements of Section 409A.

12. DISABILITY.

For the purposes of this Plan, a participant shall be deemed to have terminated his employment or performance of services for the Company and its Affiliates by reason of disability, if the Committee shall determine that the physical or mental condition of the participant by reason of which such employment or performance of services terminated was such at that time as would entitle him to payment of monthly disability benefits under the Company's Long-Term Disability Benefit Plan, or, if the participant is not eligible for benefits under such plan, under any similar disability plan of the Company or an Affiliate in which he is a participant. If the participant is not eligible for benefits under any disability plan of the Company or an Affiliate, he shall be deemed to have terminated such employment or performance of services by reason of disability if the Committee shall determine that his physical or mental condition would entitle him to benefits under the Company's Long-Term Disability Benefit Plan if he were eligible therefore. Notwithstanding the above, the Committee may determine a participant's disability based upon any other criteria specified by the Committee. Notwithstanding the foregoing, to the extent required for exemption from or compliance with Section 409A, "disability" shall have the meaning set forth in Section 409A.

13. TERMINATION OF A PARTICIPANT.

For all purposes under the Plan, the Committee shall determine whether a participant has terminated employment with or the performance of services for the Company and its Affiliates; provided, however, that transfers between the Company and an Affiliate or between Affiliates, and approved leaves of absence shall not be deemed such a termination; and provided further that to the extent required for exemption from or compliance with Section 409A, termination of employment shall mean a "separation from service" within the meaning of Section 409A.

14. RELATED EMPLOYMENT.

For the purposes of the Plan, "Related Employment" shall mean the employment or performance of services by an individual for an employer that is neither the Company nor an Affiliate; provided that (a) such employment or performance of services is undertaken by the individual at the request of the Company or an Affiliate, (b) immediately prior to undertaking such employment or performance of services, the individual was employed by or performing services for the Company or an Affiliate or was engaged in Related Employment as herein defined and (c) such employment or performance of services is in the best interests of the Company and is recognized by the Committee, in its discretion, as Related Employment for purposes of this Paragraph 14. The

death or disability of an individual during a period of Related Employment as herein defined shall be treated, for purposes of this Plan, as if the death or onset of disability had occurred while the individual was employed by or performing services for the Company or an Affiliate.

15. DILUTION AND OTHER ADJUSTMENTS.

(a) In the event of any change in the outstanding Common Shares of the Company by reason of any corporate transaction or change in corporate capitalization such as a stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination, consolidation, subdivision or exchange of shares, a sale by the Company of all or part of its assets, any distribution to shareholders other than a normal cash dividend, partial or complete liquidation of the Company or other extraordinary or unusual event, the Committee or Board, as applicable, shall make such adjustment in: (i) the class and aggregate number of Common Shares that may be delivered under the Plan as described in Paragraph 4(c) and the individual Award maximum limits under Paragraphs 4(d) and 4(g); (ii) the class, number and exercise price of outstanding Stock Options; (iii) the class, number and exercise price of outstanding Stock Appreciation Rights; and (iv) the class and number of shares subject to any other Awards granted under the Plan (provided that the number of shares of any class subject to Awards shall always be a whole number), as may be determined to be appropriate by the Committee or Board, as applicable, and such adjustments shall be final, conclusive and binding for all purposes of the Plan.

(b) In the event of any merger, consolidation or similar transaction as a result of which the holders of Common Shares receive consideration consisting exclusively of securities of the surviving entity (or the parent of the surviving entity) in such transaction, the Committee or Board, as applicable, shall, to the extent deemed appropriate by the Committee or Board, as applicable, adjust each Award outstanding on the date of such merger, consolidation or similar transaction so that it pertains and applies to the securities which a holder of the number of shares of Common Stock subject to such Award would have received in such merger, consolidation or similar transaction.

(c) In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the holders of Common Shares receive securities and/or other property, including cash, other than shares of the surviving entity in such transaction (or the parent of such surviving entity), the Committee or Board, as applicable, shall, to the extent deemed appropriate by the Committee or Board, as applicable, have the power to provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to (A) some or all of the property which a holder of the number of Common Shares subject to such Award would have received in such transaction or (B) securities of the acquirer or surviving entity (or parent of such acquirer or surviving entity) and, incident thereto, make an equitable adjustment as determined by the Committee or Board, as applicable, in the exercise price of the Award, or the number of shares or amount of property subject to the Award or provide for a payment (in cash or other property) to the participant to whom such Award was granted in partial consideration for the exchange of the Award; provided, however, that in the event that the acquirer does not agree to the assumption or substitution of Awards in the foregoing manner, the Committee shall, to the extent deemed appropriate by the Committee or Board, as applicable, have the power to cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the participant to whom such Award was granted an amount in cash, for each Common Share subject to such Award, equal to the value, as determined by the Committee or Board, as applicable, of such Award, provided that with respect to any outstanding Stock Option or Stock Appreciation Right such value shall be equal to the excess of (A) the value, as determined by the Committee or Board, as applicable, of the property (including cash) received by the holder of a Common Share as a result of such event over (B) the exercise price of such Stock Option or Stock Appreciation Right and that no change to the original timing of payment will be made to the extent it would result in a tax under Section 409A.

16. CHANGE IN CONTROL.

The Committee (or Board as applicable) may provide in the Award Agreement for provisions relating to a "change in control" of the Company (as such term is defined in the Award Agreement), including without limitation the acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an Award; provided that, in addition to any other conditions provided for in the Award Agreement:

(a) any acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an Award in connection with a change in control may occur only if (i) the change in control occurs and (ii) either (A) the employment of the participant is terminated (as set forth in the Award Agreement) (i.e., "double-trigger") or (B) the acquirer does not agree to the assumption or substitution of outstanding Awards;

(b) with respect to any Award granted under the Plan that is earned or vested based upon achievement of performance objectives (included but not limited to Performance Grants), any amount deemed earned or vested in connection with a change in control or associated termination of employment shall be based upon the degree of performance attainment and/or the period of time elapsed in the performance period as of the applicable date; and with respect to any Award that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provides for an accelerated payment in connection with a change in control (whether or not in conjunction with a termination of employment), "change in control" shall mean a "change in the ownership of a corporation," a "change in the effective control of a corporation" or a "change in the ownership of a substantial portion of a corporation" within the meaning of Section 409A for purposes of such accelerated payment provision.

17. DESIGNATION OF BENEFICIARY BY PARTICIPANT.

A participant may designate a beneficiary to receive any payment to which he may be entitled in respect of any Award under the Plan in the event of his death in a manner determined by the Committee in its discretion. If no designated beneficiary survives the participant and is living on the date on which any amount becomes payable to such participant's beneficiary, such payment will be made to the legal representatives of the participant's estate, and the term "beneficiary" as used in the Plan shall be deemed to include such person or persons. If there is any question as to the legal right of any beneficiary to receive a distribution under the Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the participant, in which event the Company, the Board and the Committee and the members thereof will have no further liability to anyone with respect to such amount.

18. MISCELLANEOUS PROVISIONS.

(a) No loans from the Company or any Affiliate to a participant shall be permitted in connection with the Plan.

(b) No employee or other person shall have any claim or right to be granted an Award under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or perform services for the Company or any Affiliate, and the right to terminate the employment of or performance of services by any participant at any time and for any reason is specifically reserved.

(c) (i) No participant or other person shall have any right with respect to the Plan, the Common Shares reserved for issuance under the Plan or in any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the recipient and all the terms, conditions and provisions of the Plan and the Award applicable to such recipient (and each person claiming under or through him) have been met.

(ii) Unless otherwise determined by the Committee in its discretion, a participant to whom a grant of Stock Options, Stock Appreciation Rights, Performance Grants or any other Award is made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have no rights as a shareholder with respect to any Common Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date of the issuance of a stock certificate to him or the entry on his behalf of an uncertificated book position on the records of the Company's transfer agent and registrar for such Common Shares or other instrument of ownership, if any. Except as provided in Paragraph 15, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such book entry is made or a stock certificate or other instrument of ownership, if any, is issued.

(d) An Award and a participant's rights and interest under the Award, may not be sold, assigned or transferred, hypothecated or encumbered in whole or in part either directly or by operation of law or otherwise (except in the event of a participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, that the Committee may allow a participant to assign or transfer without consideration an Award to one or more members of his immediate family, to a partnership of which the only partners are the participant or members of the participant's immediate family, to a trust established by the participant for the exclusive benefit of the participant or one or more members of his immediate family or pursuant to a domestic relations order (as defined in the Code).

(e) No Common Shares, property, or other forms of payment shall be issued hereunder with respect to any Award unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state, local and foreign legal, securities exchange and other applicable requirements. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended, of any Common Shares to be issued hereunder or to effect similar compliance under any state or local laws.

(f) The Company and its Affiliates shall have the right to deduct from any payment made under the Plan the federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. In accordance with rules and procedures established by the Committee, the required withholding obligations may be settled with Common Shares, including Common Shares that are part of the Award that gives rise to the withholding requirement (up to the participant's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact). It shall be a condition to the obligation of the Company to issue Common Shares, property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under the Plan, that the participant (or any beneficiary or person entitled to act) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, the Company may refuse to issue Common Shares, property, or other forms of payment, or any combination thereof. Notwithstanding anything in the Plan to the contrary, the Committee may, in its discretion, permit an eligible participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Shares, property, or other forms of payment, that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a Fair Market Value equal to the amount of such taxes).

(g) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the Plan, and the rights to the payment of Awards shall be no greater than the rights of the Company's general creditors.

(h) By accepting any Award or other benefit under the Plan, each participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

(i) Although the Company may structure an Award to qualify for favorable federal, state, local or foreign tax treatment, or to avoid adverse tax treatment, no person connected with the Plan in any capacity, including, but not limited to, the Company and its directors, officers, agents and employees, makes any representation, commitment or guarantee that any intended tax treatment will be applicable with respect to any Award under the Plan, or that such tax treatment will apply to or be available to a participant or his or her beneficiary. Furthermore, the existence of an Award shall not affect the right or power of the Company or its shareholders to take any corporate action, regardless of the potential effect of such action on the tax treatment of an Award under the Plan.

(j) Unless the context indicates otherwise, references to "Paragraphs" in the Plan refer to Paragraphs of the Plan.

(k) In the Plan, the use of the masculine pronoun shall include the feminine and the use of the singular shall include the plural, as appropriate.

(l) Headings of Paragraphs herein are inserted only for convenience of reference and are not to be considered in the construction of the Plan.

(m) If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (i) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid or enforceable and as so limited shall remain in full force and effect, and (ii) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect.

(n) The validity, construction, interpretation, administration and effect of the Plan, and of its rules and regulations, and rights relating to the Plan and to Awards granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of New York.

(o) Awards granted under the Plan are intended to comply with or be exempt from Section 409A and shall be administered in a manner that is intended to comply with or be exempt from Section 409A (and thus avoid the imposition of any tax under Section 409A) and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A and the American Express Section 409A Compliance Policy, as amended from time to time, and any successor policy thereto, except as otherwise determined by the Committee. Unless the Committee determines otherwise, any provision of the Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail compliance with or exemption from Section 409A shall be amended to comply with or be exempt from Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A.

19. PLAN TERMINATION.

The Plan may be suspended in whole or in part at any time and from time to time by the Board. This Plan shall terminate upon the earlier of the following dates or events to occur: (a) upon the adoption of a resolution of the Board terminating the Plan; or (b) ten years from the date the Plan is initially approved and adopted by the shareholders of the Company in accordance with Paragraph 20. No termination of the Plan shall materially alter or impair any of the rights or obligations of any person, without his consent, under any Award theretofore granted under the Plan, except that subsequent to termination of the Plan, the Committee may make amendments permitted under Paragraph 11.

20. SHAREHOLDER ADOPTION.

The Plan shall be submitted to the shareholders of the Company for their approval and adoption at a meeting to be held on or about May 2, 2016, or at any adjournment thereof. The Plan shall not be effective and no Award shall be made hereunder unless and until the Plan has been so approved and adopted. The shareholders shall be deemed to have approved and adopted the Plan only if it is approved and adopted at a meeting of the shareholders duly held by vote taken in the manner required by the laws of the State of New York.

* * * * *

Our commitment to be a great place to join, stay, and grow a career continues to earn us industry awards and recognition.

Here are some of the recognitions from **2019** that make us most proud:

- Anita Borg Top Companies for Women Technologists
- Aon Hewitt Best Employers: Malaysia, Philippines and Thailand
- Bloomberg Gender Equality Index
- Canada's Top 100 Best Diversity Employers
- Dave Thomas Foundation America's Top 100 Adoption-Friendly Workplaces #1
- Forbes America's Best Employers for Diversity
- Forbes Canada's Best Employers
- Fortune 100 Best Companies to Work For #9 (2020)
- Fortune 100 Best Companies to Work For #13
- Fortune 100 Best Workplaces for Women #27
- Fortune 50 Best Workplaces for Parents #9
- Fortune 100 Best Workplaces for Millennials #50
- Fortune World's Best Workplaces #17
- Fortune World's Most Admired Companies #16
- Fortune Best Workplaces for Diversity #22
- Great Place to Work Best Workplaces: India #10, France #10, Italy #2, Japan #4, Spain #7
- Great Place to Work Best Workplaces for Women in Japan #2
- Human Rights Campaign Corporate Equality Index Score of 100%
- Indeed Top-Rated Workplaces in Canada
- Mediacorp Canada's Best Diversity Employers
- Newsweek Most Responsible Companies #12
- Top Employers Institute Top Employer: Germany, The Netherlands
- Workplace Gender Equality Agency Employer of Choice for Gender Equality (Australia)
- Working Families Top 10 Employers in the UK
- Working Mother 100 Best Companies
- Working Mother Best Companies for Dads

American Express Company
200 Vesey Street
New York, New York 10285

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